TradeStation®
GROUP

[redacted]

2007 ANNUAL REPORT



"TradeStation... Barron's new overall champ"

Barron's magazine March 2008

To Our Shareholders and Employees:

2007 was yet another record year for TradeStation. Not only did we produce record revenues, net income and earnings per share, we strengthened our appeal to the active trader market by seamlessly integrating automated and manual trading of forex into the *TradeStation* platform. Now our customers can use our cutting-edge, award-winning trading platform to design, optimize and automate trading strategies for stocks, ETFs, equity and index options, electronic futures contracts, and all major currency pairs.

The value of TradeStation to traders and investors was recoginzed by *Barron's* magazine in its March 2008 issue, which named TradeStation Securities the *Best Overall Online Broker* in the United States. The same issue also recognized us as the No. 1 choice for options traders and frequent traders. This recognition from one of the most prestigious and widely-read weekly business publications followed our numerous awards – eight in all – in *Technical Analysis of Stocks & Commodities* magazine, a monthly publication widely read by active and professional traders. In that magazine's annual Readers' Choice Awards, TradeStation was, for the fourth year in a row, chosen by the readers as best *Futures Brokerage*, and was rated a better *Stock Brokerage* than Charles Schwab, E*Trade, Fidelity, Scottrade and TD Ameritrade. We also were rated, for the sixth year in a row, best *Institutional Platform* and best *Professional Platform*.

Our 2007 record results were consistent with the acclaim we received in our industry:

- Record net income of $35.4 million and record earnings per share (diluted) of 78 cents;
- Record net revenues of $151.6 million, 18% higher than the prior year;
- Record daily average revenue trades (DARTs), with fourth quarter DARTS of over 90,000, a 44% increase year over year;
- Record brokerage client accounts, up 17% from the beginning of the year;
- The average TradeStation brokerage account traded over 600 times in 2007; and
- Stock brokerage account assets were nearly $80,000.

While we are proud of these impressive awards and financial and operating results, we look forward to expanding the reach of the *TradeStation* product offering in 2008, and beyond, to markets outside the U.S., and to continue our penetration of the exchange-based derivatives markets. In 2007, 53% of our total brokerage revenues, and 62% of our total brokerage commissions and fees, came from derivatives trades and accounts (equity and index options, commodity and financial futures and forex). Derivatives market growth continues to exceed cash equities market growth, and we believe our deepening penetration of the derivatives markets bodes well for our growth and continued success.

We thank our shareholders and employees for their loyalty, and will do our best to continue to reward that loyalty in the future.

Sincerely yours,

Salomon Sredni, CEO
TradeStation Group, Inc.

April 28, 2008

This letter contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and beliefs concerning future events that are subject to risks and uncertainties, including, but not limited to, those set forth in pages 15 through 26 of the following annual report, and in company press releases. TradeStation Securities, Inc. (Member FINRA, NYSE, SIPC and NFA), the company that offers brokerage services through the TradeStation trading platform, is a wholly-owned subsidiary of TradeStation Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **DECEMBER 31, 2007**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-31049**

TradeStation Group, Inc.

(Exact name of registrant as specified in its charter)

Florida	**65-0977576**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8050 S.W. 10th Street, Suite 4000, Plantation, Florida	**33324**
(Address of principal executive offices)	(Zip Code)

954-652-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of voting stock held by non-affiliates as of June 29, 2007 (based upon the closing price of $11.65 per common share as quoted on The NASDAQ Global Select Market on such date), was approximately $349,150,558.

The registrant had 43,883,512 shares of common stock, $.01 par value, outstanding as of March 3, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement to be filed within 120 days after December 31, 2007 in connection with its 2008 annual meeting of shareholders are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview and Recent Developments

TradeStation Group, Inc., a Florida corporation formed in 2000, is the successor company to a publicly-held trading software company that was formed in 1982. TradeStation Group is listed on The NASDAQ Global Select Market under the symbol "TRAD." TradeStation Securities, Inc., an online broker-dealer and futures commission merchant, and TradeStation Technologies, Inc., a trading technology company, are TradeStation Group's two established operating subsidiaries. The company's core product/service, which is offered by TradeStation Securities, is *TradeStation*, an award-winning electronic trading platform that enables traders to test and automate "rule-based" trading strategies (both technical and fundamental) across multiple asset classes, namely, equities, equity and index options, futures and foreign currencies (forex). The company's third subsidiary, TradeStation Europe Limited, a United Kingdom private company authorized and regulated by the UK Financial Services Authority (FSA) as an introducing broker, is in an early phase of operations.

TradeStation Securities is a leading online brokerage firm that serves the active trader and certain institutional trader markets, and is the company's principal operating subsidiary. TradeStation Securities is a member of the New York Stock Exchange (NYSE), Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), National Futures Association (NFA), National Securities Clearing Corporation and the Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), American Stock Exchange (AMEX), Boston Options Exchange (BOX), Chicago Board Options Exchange (CBOE), Chicago Stock Exchange (CHX), International Securities Exchange (ISE), NYSE ARCA and Philadelphia Stock Exchange (PHLX). TradeStation Securities' business is also subject to the rules and requirements of the Securities and Exchange Commission (SEC), Commodity Futures Trading Commission (CFTC) and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). TradeStation Securities self-clears most of its equities and equity and index options business, and uses an established futures clearing firm and an established forex dealer firm to clear its futures and forex business.

The *TradeStation* electronic trading platform seamlessly integrates powerful strategy trading software tools, historical and streaming real-time market data, and electronic order-routing and execution. The *TradeStation* platform's electronic order-routing of trades means, with respect to equities, equity and index options, futures and forex transactions, Internet connections to electronic marketplaces. These include or may include: for stocks and Exchange Traded Funds (ETFs), electronic communication networks (ECNs), the NYSE's SuperDOT (for NYSE and other listed securities), NASDAQ Market Center (for NASDAQ and other listed securities), and electronic marketplaces (or access thereto) offered by certain market makers or other third parties who offer or enable 'best execution'; for futures, electronic futures exchanges such as the Chicago Mercantile Exchange's (CME's) Globex and the Chicago Board of Trade's (CBOT's) eCBOT (which is now owned by the CME); for equity and index options, electronic options exchanges offered by the AMEX, BOX, CBOE, ISE, NYSE ARCA and PHLX or electronic marketplaces offered by certain market makers or other third parties who offer or enable 'best execution'; and, for forex, the electronic inter-bank market or a seamless connection through a dealer system that is itself connected to the electronic inter-bank market. In each of these electronic marketplaces, buyers and sellers (or counterparties) participating on the network are matched, often instantaneously following the placement of their orders. In addition to strategy trading tools, real-time market data and order placement and routing, the

TradeStation electronic trading platform offers powerful automated and manual advanced order placement functions and capabilities, and numerous advanced charting and analytics features.

In the *Technical Analysis of Stocks and Commodities* magazine Readers' Choice Awards published in February 2008, TradeStation Securities was named, for the fourth consecutive year, *Best Futures Brokerage*, and was also rated higher as a stock brokerage than Charles Schwab, E-Trade, Fidelity, Interactive Brokers, Scottrade and TD Ameritrade. TradeStation was also named, for the sixth year in a row, best *Institutional Platform* and best *Professional Platform.*

At December 31, 2007, TradeStation Securities had approximately 36,700 equities, futures and forex accounts, the vast majority of which were equities and futures accounts, as compared to nearly 31,500 accounts at the beginning of 2007. During the 2007 fourth quarter, a period of high market volatility as measured by the CBOE Volatility Index (known as the "VIX"), TradeStation Securities' brokerage customer account base averaged just over 90,000 daily average revenue trades (often called "DARTs"), as compared to 63,000 during the 2006 fourth quarter. During 2007, the average TradeStation Securities account made over 600 revenue trades. As of December 31, 2007, the average asset balance of an equities account was approximately $79,000 and the average asset balance of a futures account was approximately $19,000. Total account assets were approximately $1.8 billion.

During 2007, approximately 53% of TradeStation Securities' brokerage revenues, and approximately 62% of its brokerage commissions and fees, were generated by derivatives trading (financial and commodity futures, equity and index options, and spot forex), as opposed to cash equities trading (stocks and ETFs). These results appear to further a trend in the growth of TradeStation Securities' customer account base towards derivatives trading (when TradeStation Securities launched the *TradeStation* platform in mid-2001, nearly all of its accounts and customer trades were cash equities).

TradeStation Technologies, one of the company's other operating subsidiaries, owns all of our intellectual property. A formal patent application covering major aspects of the *TradeStation* electronic trading platform was filed by TradeStation Technologies with the United States Patent and Trademark Office in October 2001. Final action on this application by the patent office is expected no later than the 2008 second quarter. TradeStation Technologies also filed, early in 2005, a patent application relating to the display and execution of options trades, and owns a patent, issued January 2000 with a priority date of August 1995, that covers methods, computer systems and software that combine or integrate technical and fundamental market data and analysis into a common or unified display. TradeStation Technologies also provides subscription services for *TradeStation*. The subscription version of *TradeStation* is an institutional-quality service that offers strategy trading software tools that generate real-time buy and sell alerts based upon the subscriber's programmed strategies, but does not include order execution or other brokerage services. Subscribers are charged a monthly subscription fee. The *TradeStation* trading software platform was named, for the fifth year in a row, best *Subscription Internet Analytical Platform* in the *Technical Analysis of Stocks and Commodities* magazine Readers' Choice Awards published in February 2008, as well as, for the fourth year in a row, best *Options Analysis Software*, best *Trading Systems-Stocks,* best *Trading Systems-Futures*, and best *Trading Systems-Options.*

In February 2007, Salomon Sredni, the company's President and Chief Operating Officer since 1999, was promoted to Chief Executive Officer and President, and William Cruz and Ralph Cruz, the company's co-founders, and Co-Chairmen and Co-Chief Executive Officers since 1996, transitioned out of their day-to-day roles with the company by continuing as non-executive Co-Chairmen of the Board of Directors and in an advisory capacity, if requested, on key projects and initiatives.

Our principal executive offices are located in The TradeStation Building, 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324, and our telephone number is (954) 652-7000.

THIS REPORT (PARTICULARLY "ITEM 1. BUSINESS," "ITEM 3. LEGAL PROCEEDINGS" AND "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS") CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "ITEM 1A. RISK FACTORS."

Industry Background

U.S. Active Trader Market

An active trader in the United States in equities (stocks, ETFs and equity and index options) has been defined by Celent Communications in a May 2005 research report as one who trades on average at least 10 times per month, or 120 times per year. Celent estimated that there are approximately 350,000 active traders under that definition. Celent also defined a broader active trader market, which includes all who trade, on average, at least 50 times per year, and estimates that broader market to include 750,000 to 800,000 traders. That research report also offered an estimate of 100,000 individuals who trade between 500 and 1,000 times per year, and of 30,000 individuals who trade 1,000 times or more a year. Similarly, a November 2005 research report by Fox-Pitt, Kelton characterized active equities traders as those who tend to trade from 10 to 20 times a month, with account balances in the $25,000 to $75,000 range, and who utilize margin to some degree in their trading. Celent's May 2005 report estimated that the top 6% of all online securities brokerage accounts (Celent estimated there to be 25 million online securities brokerage accounts in 2005, 6% of which equals 1.5 million accounts) make up 56% of all trading and margin revenue for retail brokerage firms serving the active trader market.

The most active traders, the 30,000 or so who, Celent estimated, trade at least 1,000 times a year, are often called "semi-professional" or "hyper-active" traders. These traders are generally considered to be the most profitable portion of the active trader market. Bear, Stearns & Co., in a January 2006 equity research report, defined the semi-professional market as one whose participants trade, on average, nearly 60 times per day (roughly 15,000 trades per trader, per year), and estimated the size of that market at the end of 2005 to be approximately 27,000 traders. According to the Bear Stearns report, those 27,000 or so semi-professional traders made up an estimated 27% of total 2005 NYSE and NASDAQ daily share volume and an estimated 77% of total online trade volume. The Bear Stearns report emphasized the importance to this market of multiple asset classes, stating that: "Today, we believe that the biggest focus is on trading multiple asset classes from a single, yet global, platform," and that traders "are demanding trading platforms that are capable of connecting them to the cash equities markets, the futures markets, the options markets, and the foreign exchange (FX) markets, among others." The November 2005 Fox-Pitt, Kelton report added that semi-professional traders use highly sophisticated software, often engage with higher stakes, and are much more likely to utilize strategies across asset classes beyond just equities and equity options, such as futures and forex, with trading on margin being prevalent. Richard Bove, a research analyst for Punk Ziegel & Company, went even further in his January 6, 2006 research report, suggesting that the trading of common stock (cash equities) is no longer a growth business and that the industry is seeking to diversify outside of the equity markets.

As noted, all of the above-mentioned statistics appear to relate solely to equities accounts and equities trade volume, meaning that the futures and forex online trader markets, which are a fraction of the size of the online equities market but are growing, are in addition to the estimates described above.

The vast majority of active traders who trade cash equities and, to a lesser extent, equity and index options, are believed to be with "traditional" online brokerage firms (e.g., Charles Schwab, E*Trade, Fidelity and TD Ameritrade). It is generally accepted in the online brokerage industry that 5% to 10% of each large online brokerage firm's customer base consists of active equities traders, and that those active traders are responsible for the vast majority of those firms' trades. Accordingly, nearly all of the large online brokerage firms have tried over recent years to acquire electronic brokerage firms or technology, and more sophisticated trading analysis platforms, in order to retain and grow this most valuable segment of their customer bases. With respect to equity and index options specifically, the retail business participants also include Interactive Brokers, OptionsXpress and ThinkorSwim. For retail futures, the larger firms include Calyon, The Fimat Group, MF Global (formerly Man Financial) and R.J. O'Brien (each through their own divisions and/or their introducing broker networks), and Interactive Brokers, and retail forex firms in the United States market include FXCM, GAIN Capital, GFT and Interactive Brokers.

We believe an online brokerage firm focused on active traders, in order to maximize its potential for successful market penetration, needs to deliver:

- Fast electronic order placement and execution, including both automated and one-click manual order placement capabilities
- State-of-the-art advanced orders capabilities – the ability to use various order-placement features (limits, trailing stops, simultaneous orders, contingency orders, reserve orders, hidden orders, pegged orders, discretionary orders, etc.)
- Intelligent/smart order routing to maximize liquidity and help achieve best execution
- The ability to analyze and trade multiple asset classes (equities, equity and index options, futures and forex) using the same platform
- Access to most, if not all, major avenues of execution (the major ECNs, NASDAQ Market Center, SuperDOT, Globex, eCBOT, the major electronic options exchanges, etc.)
- Strategy testing and strategy automation capabilities, as well as advanced charting and analysis software tools
- Competitive commission pricing structures for equities, equity and index options, futures and forex
- Streaming, real-time quotes, including meaningful market depth displays
- Trade desk, customer account and technical support services
- Customer training services

TradeStation Securities offers each of the above-mentioned features.

U.S. Institutional Trader Market

We see the institutional trader market in the United States, as it relates to potential customer relationships for electronic brokerage firms like TradeStation Securities, consisting of "buy side" firms such as certain hedge funds, money managers, commodity trading advisors and commodity pool operators, registered investment advisers who use short-term trading strategies, and certain proprietary trading desks at large firms. Many believe that buy side institutional traders have become less and less pleased with Wall Street (traditional sell side brokerage firms) and are moving, to one degree or another, towards using execution management systems (EMS's) to execute themselves their portfolio managers' trading decisions. The January 2006 Bear Stearns report states that "the impact of financial technology on the securities markets cannot be understated," noting that "the technologies originally developed to give the 'day trader' the ability to trade with professionals is now, ironically, being targeted at institutional customers by most brokerage firms." Institutional trading currently represents a small percentage of the company's brokerage revenues and we do not expect significant revenue or account growth in this market in the foreseeable future unless we successfully acquire, or establish a successful strategic licensing or joint venture relationship with, an established EMS brokerage firm or technology.

Non-U.S. Markets

We believe there are market opportunities outside of the United States for *TradeStation* at both the retail and institutional level. We believe that opportunities with individual active traders, particularly in futures markets, exist in Germany, Italy and the Pacific Rim. We believe that to compete fully and effectively for active traders in those markets, a trading platform needs to be connected to local or regional exchanges for both market data and order placement and execution, and there needs to be language translations of user materials, acceptance of local currencies to fund accounts, and local customer and technical support. However, we also believe there may be a smaller retail market in these countries and regions that will be attracted to *TradeStation* to trade on U.S. futures exchanges, mainly the CME, and major forex currency pairs, without as much need for translation or local support or the ability to use their own currencies to fund accounts. We plan, through both the efforts of our TradeStation Europe Limited subsidiary, independent agents in local markets and potential strategic partnerships, to begin to penetrate these markets. Steps we are taking, once completed, to add Eurex and Euronext-Liffe futures markets are expected, along with our current CME and CBOT offerings, to increase the attractiveness of our futures offering in Europe. We also believe *TradeStation* is attractive to certain proprietary trading desks at large financial institutions headquartered outside of the United States that focus on rule-based trading of some of the U.S. markets that we currently offer, where the trading decisions and executions are made by the same persons or a small, close group working together. These desks will often use *TradeStation* on a "give-up" basis for futures trading and a delivery versus payment/receipt versus payment ("DVP/RVP") basis for equities, with settlement and clearing of the transactions remaining with their prime brokers. We also believe that our forex offering, which is an international market, can have appeal to forex traders worldwide if we can offer accounts that may be funded in local currencies or an otherwise acceptable currency exchange mechanism for customer accounts. Given our belief that we need to add local and regional market data and order execution to increase substantially the appeal of our offering to markets outside the U.S., our success in these markets will, in part, be determined by the quality and timing of these enhancements, which, in turn, will depend on the speed with which we are able to increase our product development and other needed resources and the priorities we assign to those resources to focus on the U.S. market relative to non-U.S. markets.

Products and Services

Overview – TradeStation

Our main product/service offering is the *TradeStation* electronic trading platform for self-directed, active, including semi-professional, traders and certain segments of the institutional buy side trader market. *TradeStation* does not provide investment or trading advice or recommendations, or recommend the use of any particular strategy, but rather enables the trader to design, test, optimize and automate his own, custom trading strategies. *TradeStation* is a registered trademark in the United States, Australia, Canada, the European Union, Indonesia, Korea, Singapore, South Africa and Taiwan.

In addition to offering the *TradeStation* electronic trading platform to the brokerage customers of our TradeStation Securities subsidiary, we offer, through our TradeStation Technologies subsidiary, *TradeStation* subscriptions. The difference between the *TradeStation* electronic trading platform and the *TradeStation* subscription service is that the subscription service does not include order execution or account management capabilities.

TradeStation has, since its initial release as a strategy trading software program in 1991, been our flagship product. From 1996 until October 2001 it was marketed worldwide to institutional traders on a monthly subscription basis by Telerate, Inc. as a premium tool for the Telerate data feed service. It has also served, and continues to serve, as a strategy trading platform for numerous third-party trading software applications. Its state-of-the-art technology empowers the trader to design and develop a rule-based trading strategy based upon the trader's objective rules and criteria, test the potential profitability of that trading strategy against historical data, and then computer-automate it to monitor the applicable market and alert the trader in real-time (or instantaneously place the trade order) when the criteria of the trading strategy have been met and an order should, therefore, be placed. The principal features of *TradeStation* that enable the trader to design and develop trading strategies are *EasyLanguage* and the *PowerEditor*. *EasyLanguage* is a proprietary computer language we developed consisting of English-like statements and trading terms which can be input by the trader to describe particular objective rules and criteria. The *PowerEditor* is a compiler of *EasyLanguage* statements that provides the trader with considerable flexibility to modify and combine different trading rules and criteria, which ultimately result in the design of the trader's trading strategies. *EasyLanguage* and *PowerEditor* are also registered trademarks.

Brokerage Services

TradeStation Securities' principal offering today is online brokerage services covering equities (principally stocks and ETFs), equity and index options, financial and commodities futures (principally electronic financial futures contracts, such as e-mini's) and futures options, and spot forex transactions through the *TradeStation* electronic trading platform. TradeStation Securities' targeted customer base for brokerage services includes active, including semi-professional, traders and certain institutional traders, such as hedge funds, money managers, investment advisors and proprietary trading desks who use short-term trading strategies, where the decision-maker is also the person placing the trade orders. In addition to providing online services through the *TradeStation* electronic trading platform, the brokerage firm offers personal support services by its registered trade-desk representatives who execute customers' orders through electronic order execution systems if the customer is for some reason unable or unwilling to place the order using his or her own computer.

Having or using an electronic order execution system, whether accessed directly by the brokerage customer through the *TradeStation* electronic trading platform or by a TradeStation Securities broker on behalf of the brokerage customer, means that both the online services and the firm's trading desks are connected to electronic equities, equity and index options, futures and forex market centers, market makers or dealers. This system often results in the simplest, most direct and speediest execution of orders at the best available price. With respect to pit-traded futures contracts, *TradeStation* is directly connected to its futures clearing agent's online execution system, which sends the order directly to the trading pit. Approximately 98% of the company's futures trades are on the electronic futures exchanges. With respect to forex deals, the *TradeStation* electronic trading platform is seamlessly connected to a third-party forex dealer's system for the placement of forex orders directly from the *TradeStation* platform.

TradeStation Securities self-clears for its active trader equity securities accounts, including stock, ETF, and equity and index option trades. Institutional accounts for equity securities and futures are carried on a "fully disclosed" basis by the brokerage's clearing agents or are given order execution services on a DVP/RVP basis for equities, or a "give-up" basis for futures, in either case with the orders cleared and settled by the client's prime brokerage firm. All individual futures accounts are also carried on a "fully-disclosed" basis by the brokerage's futures clearing agent. For forex deals, an unaffiliated forex dealer firm acts as principal/counterparty for, and clears, all deals with the company's forex customers. TradeStation Securities executes (or delivers for execution) its customers' securities, futures and forex transactions on an agency basis only, as opposed to a principal basis. That is, it acts as the agent for its customers directly in the market. When brokerage firms perform transactions on a principal basis, they are permitted to accept a customer's order to purchase, purchase the securities in the market for the brokerage firm, and then sell the securities to the customer, or otherwise act as counterparty to the customer's transaction. TradeStation Securities does not do this. It charges only an agreed-upon commission and does not earn income from marking up or marking down, or sharing in spreads relating to, its customers' securities, futures or forex transactions.

Software Products and Services

In December 2000, we launched the *TradeStation* electronic subscription service which replaced the electronic subscription services we had been offering since our October 1999 acquisition of Window On WallStreet. The *TradeStation* electronic subscription service includes our award-winning strategy trading features and functions, streaming real-time charts and quotes, streaming news, state-of-the-art analytical charting, and all other features included in the *TradeStation* electronic trading platform other than trade order placement and other trading or brokerage-related features or services. Effective May 1, 2006, the *TradeStation* electronic subscription service was offered to new subscribers at the monthly rate of $249.95 and to legacy customers who had "upgraded" at a monthly rate of $179.95. We evaluate our approach to subscription fee pricing on an ongoing basis. *TradeStation* (both as a subscription service and as a brokerage account trading platform) also offers our *OptionStation* and *RadarScreen* functions and features. *OptionStation*, also an award-winning technology, is an options trading analysis product for equity, index and futures options that enables traders to explore options trading strategies. *RadarScreen* enables traders to scan securities markets to identify potential buying or selling opportunities based upon the traders' own trading strategies.

We ceased marketing our legacy software products in May 2000 and ceased marketing our subscription software services in December 2000. Accordingly, in 2005, 2006 and 2007 and, we expect, for the foreseeable future, our brokerage operations produced and should continue to produce most of our revenues. In 2005, 2006 and 2007, revenues from brokerage services (consisting primarily of brokerage commissions and fees and net interest income) accounted for approximately 89%, 92% and 93%, respectively, of our total consolidated net revenues, and software products and services accounted for approximately 11%, 8% and 7%, respectively, of our total consolidated net revenues over that three-year period.

Sales and Marketing

Our marketing in 2007 consisted principally of print advertising in *Active Trader, Futures, SFO,* and *Technical Analysis of Stocks & Commodities* magazines, direct mail and e-mail, sales seminars, banner and keyword search advertising on financial Web sites, our Web sites, and television advertising on financial news channels. The mix and frequency of television, print, Web-site, direct-mail and in-person marketing methods that we use to try to achieve results will likely be continually modified as we test and use such methods and mixtures and analyze and interpret the results.

Revenues derived from customers outside of the United States for the years ended December 31, 2007, 2006 and 2005, were approximately 12%, 11% and less than 10%, respectively. International revenues are collected in U.S. dollars. We conduct no marketing, sales or other operations, and maintain no assets, outside of the United States, other than relating to our operations in London via our United Kingdom subsidiary, TradeStation Europe Limited.

Strategic Relationships

Clearing Services. Our brokerage firm's clearing services for institutional securities accounts, and for all futures accounts, are currently provided by Bear, Stearns Securities Corp. and R.J. O'Brien & Associates, Inc., respectively, pursuant to industry-standard clearing agreements. Our server farms have direct connectivity with all major U.S. equities, options and futures exchanges, so we do not, except in limited cases, such as futures pit trading, use our clearing firms for execution services.

Forex Deal Services. Our forex deal services are currently provided through an arrangement with GAIN Capital Group, Inc. Forex customers design, test, optimize and automate their forex strategies, including the placement of their orders, using *TradeStation*, then, when a deal order is placed, GAIN Capital's electronic dealer system processes the order and GAIN Capital acts as counterparty/principal with respect to the execution and clearing of each forex deal.

Technology Development

We believe that our success depends, in large part, on our ability to offer unique, Internet-based trading technologies with state-of-the-art order execution technologies, and continuously enhance those technologies, as well as develop and implement well-designed and user-friendly Web sites. To date, we have relied primarily on internal development of our products and services. We currently perform all quality assurance and develop user education and other training materials internally. In 2007, 2006 and 2005, technology development expenses were approximately \$5.6 million, \$5.2 million and \$4.5 million, respectively. As of December 31, 2007, our technology development team was comprised of 91 people, as compared to 85 as of December 31, 2006, a 7.1% increase. We plan to increase our technology development headcount significantly in 2008, but there can be no assurance that we will succeed in significantly increasing our product development headcount or that, if we do, such increase will result in better products, services or performance (financial and otherwise) by the company.

We view our technology development cycle as a four-step process to achieve technological feasibility. The first step is to conceptualize in detail the defining features and functions that we believe our targeted market requires from the product or service, and to undertake a cost-benefit analysis to determine the proper scope and integration of such features and functions. Once the functional requirements of the product or service have been determined, the second step is to technically design the product or service. The third step is the detailed implementation, or engineering, of this technical design. The fourth step is rigorous quality assurance testing to ensure that the final product or service generally meets the functional requirements determined in the first step. Several refinements are typically added and tested in the quality assurance phase of development. Once this process is completed, technological feasibility has been achieved and the working model is available for release to our customers.

The market for strategy trading software tools, streaming real-time market data and news services, and online order execution services is characterized by: rapidly changing technology; evolving industry standards in computer hardware, software architecture, programming tools and languages, operating systems, database technology and information delivery systems; changes in customer requirements; and frequent new product and service introductions and enhancements, as well as technical consolidation of products and services. Our success will depend, in part, upon our ability to develop and maintain competitive technologies and to develop and introduce new products, services and enhancements in a timely and cost-effective manner that meets changing conditions such as evolving customer needs, existing and new competitive product and service offerings, emerging industry standards, changing technology, and increased capacity and stability requirements as we grow our business and as minimum customer acceptability standards for capacity and stability increase in our industry. There can be no assurance that we will be able to develop, introduce and market, on a timely basis, if at all, products, services or enhancements that respond to changing market conditions or that will be accepted by customers. Any failure by us to anticipate or to respond quickly or effectively to changing market conditions, or any significant delays in the introduction of new products and services or enhancements, could cause customers to delay using, or decide against the use of, our products and services and could have a material adverse effect on our business, financial condition and results of operations.

Customer Services and Support and Training

We provide customer services and support and product-use training in the following ways:

Customer Services and Support. Telephone account and technical support service is provided to brokerage customers through a trained customer service team. Advanced *EasyLanguage* consulting services (services that technically assist customers in the use of *EasyLanguage* to write the customers' own trading strategies) are available from internal resources and from unaffiliated, independent *EasyLanguage* consultants. A substantial amount of technical support information is also provided on our Web sites. In the first three quarters of 2007, TradeStation suffered increased account attrition due, in part, we believe, to customer service and support levels that required improvement. In response, the company made some changes in departmental management and initiated certain customer service and customer retention improvements. We believe that, as a result of these steps taken, account attrition improved in the 2007 fourth quarter and will continue to improve in the 2008 first and second quarters (as compared to the account attrition peak reached in the third quarter of 2007). However, there can be no assurance that this improvement will continue and it is possible that account attrition will increase in the 2008 third and/or fourth quarters.

Product-use Training. We consider user education important to try to help our customers increase their abilities to use our products and services fully and effectively, and to improve customer account retention. The majority of our training materials consist of extensive online documentation and technical assistance information on our Web sites, including online tutorials, as well as in-person training seminars, so that our customers may learn to use and take full advantage of the sophisticated technology of the *TradeStation* electronic trading platform. The TradeStation.com Support Center includes access to an interactive community for active traders who engage or have interest in the development, testing and use of objective trading strategies. The community provides numerous discussion forums on a variety of topics related to strategy development and technical trading, as well as *TradeStation* product and service features, articles about trading from industry leaders, and a "library" of strategy indicators, rules and components written in our proprietary *EasyLanguage*, many of which are donated by third parties.

Competition

The market for online brokerage services is intensely competitive and rapidly evolving, and there appears to be substantial consolidation in the industry in three different ways. First, there has been over the past several years and continues to be consolidation of three types of services that traditionally were offered separately: online brokerage services, real-time market data services, and trading analysis software products and services. With the *TradeStation* electronic trading platform, we have embraced this consolidation by offering all three of these services in a fully-integrated, seamless manner. Second, we believe consolidation is occurring in the four major online execution markets for active traders – equities, equity and index options, futures and forex – meaning that, contrary to specializing in offering services for only one of those market instruments, more and more firms are offering or plan to offer three or four of those services. With our offering of online trading services for all four of these markets, we have embraced this consolidation as well. Third, as a result of price pressure, unused infrastructure capacity at the largest online brokerage firms, and the desire of the larger firms to acquire sophisticated electronic trading technologies, there have been numerous acquisitions in our industry, mostly by larger firms that are seeking to increase their ability to compete on both quality and price.

We believe that competition, as well as consolidation, will continue to increase and intensify in the future. We believe our ability to compete will depend upon many factors both within and outside our control, including: price pressure; the timing and market acceptance of new products and services and enhancements developed by us and our competitors; our ability to design and support efficient, materially error-free Internet-based systems; market conditions, such as recession and volatility; the size of the active trader market today and in the future; the extent to which institutional traders are willing to use electronic brokerage services offered by firms that have traditionally served mostly retail customers; product and service functionality; data availability and cost; execution and clearing costs; ease of use; reliability; customer service and support; and sales and marketing decisions and efforts.

We face direct competition from several publicly-traded and privately-held companies, principally online brokerages and futures commission merchants, including providers of electronic order execution services. Our competitors include the many online brokerages currently active in the United States, some of which offer both equities (including equity and index option) and futures brokerage services, including Banc of America Investment Services, Charles Schwab & Co., E*Trade Securities, Fidelity Brokerage Services, Interactive Brokers, Merrill Lynch Direct, OptionsXpress, Redi Products - a division of Spear, Leeds & Kellogg (which is owned by Goldman Sachs), Scottrade Financial Services, TD Ameritrade, ThinkorSwim and Townsend Analytics (which is owned by Lehman Brothers). Those brokers currently serve, in the aggregate, more than 90% of existing online securities accounts, and many are focused on attracting and retaining active traders. The larger firms focus mostly on equities investors. Competitors specifically or heavily focused on equity and index options traders include Interactive Brokers, OptionsXpress and ThinkorSwim. Firms focused heavily on futures traders include retail divisions and/or introducing broker networks of Calyon, The Fimat Group, Interactive Brokers, MF Global (formerly Man Financial) and R.J. O'Brien, and those heavily focused on retail forex include FXCM, GAIN Capital, GFT and Interactive Brokers. Of all of the competitors or potential competitors named above, Interactive Brokers appears to be the one that is most, like TradeStation, focused on offering sophisticated electronic brokerage services for equities, equity and index options, futures and forex to the active trader market.

Even though we have consistently been rated as one of the best online brokerage firms in the United States, there can be no assurance that we will be able to maintain such ratings, be rated that highly in the future, compete effectively with our competitors, adequately educate potential customers about the benefits our products and services provide, retain customers, or continue to offer such products and services.

Many of our existing and potential competitors, which include large, online discount and traditional national brokerages and futures commission merchants, and financial institutions that are focusing more closely on online services, including electronic trading services for active traders, have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than do we. Further, there is the risk that larger financial institutions which offer online brokerage services as only one of many financial services may decide to use extremely low commission pricing or free trades as a "loss leader" to acquire and accumulate customer accounts and assets to derive interest income and income from their other financial services. We do not offer other financial services, and have no plans to do so; therefore, such pricing techniques, should they become common in our industry, could have a material, adverse effect on our results of operations, financial condition and business model.

Generally, competitors may be able to respond more quickly or effectively to new or emerging technologies or changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services. We believe we need to increase our technology development resources to improve the quality of our offering, automate and improve certain account opening and customer support services, and the pace at which we release new features, enhancements, products and services. There can be no assurance that our efforts in this regard will succeed, or that existing or potential competitors will not develop products and services comparable or superior to those developed and offered by us or adapt more quickly to new technologies, evolving industry trends or changing customer requirements, or that we will be able to timely and adequately complete the implementation, and appropriately maintain and enhance the operation, of our business model. Recently, some of our larger competitors have been adding or emphasizing rule-based or strategy trading products and features to the active trader market, including comparison advertisements with our active trader offering. Increased competition could result in price reductions, reduced margins, failure to obtain any significant market share, or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current or future competitors, or that competitive pressures faced by us will not have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property

Our success is and will be heavily dependent on proprietary software technology, including certain technology currently in development. We view our software technology as proprietary, and rely, and will be relying, on a combination of patent, copyright, trade secret and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to establish and protect our proprietary rights. We currently have three formal patent applications pending for the *TradeStation* trading platform, and own a patent that covers product features that have recently been incorporated into *TradeStation*. With respect to the pending patent applications, there can be no assurance that we will obtain patents broad enough in scope to have value, or obtain them at all. We also have registered copyright rights in our *EasyLanguage* dictionary and documentation and *TradeStation* software.

We have obtained trademark registrations for the *TradeStation* mark in the United States, Australia, Canada, the European Union, Indonesia, Korea, Singapore, South Africa and Taiwan. We have obtained registrations for the *OptionStation* mark in the United States, Canada and the European Union. We have obtained registrations for the *EasyLanguage* mark in the United States and the

European Union. We have obtained registrations in the United States for the marks *ActivityBar*, *PositionGraphs*, *PowerEditor*, *ProbabilityMap*, *ProSuite*, *RadarScreen*, *Test Before You Trade* and other marks.

We use an online subscription agreement for our Internet trading software and data services between TradeStation Technologies and each of the users (whether the users are brokerage customers or monthly subscribers) in order to protect our copyrights and trade secrets and to prevent such users from commercially exploiting such copyrights and trade secrets for their own gain. Since these licenses are not physically signed by the licensees, it is possible their enforceability is limited under certain state laws and the laws of many foreign jurisdictions.

Despite our efforts to protect our proprietary rights, unauthorized parties copy or otherwise obtain, use or exploit our software or technology independently. Policing unauthorized use of our software technology is difficult, and we are unable to determine the extent to which piracy of our software technology exists. Piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries, including some in which we may attempt to expand sales efforts. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

There has been substantial litigation in the software industry involving intellectual property rights. We do not believe that we are infringing, or that any technology in development will infringe, the intellectual property rights of others. However, there can be no assurance that infringement claims will not be asserted by our competitors or others, and, if asserted, there can be no assurance that they would not have a material adverse effect on our business, financial condition and results of operations.

To the extent that we acquire or license a portion of the software or data included in our products or services from third parties (some data and software are licensed from third parties), or market products licensed from others generally, our exposure to infringement actions may increase because we must rely upon such third parties for information as to the origin and ownership of such acquired or licensed software or data technology. Software patent infringement cases in financial service industries are becoming more frequent, and we may be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. In the future, litigation will likely be necessary to establish, define, enforce, defend and protect patents, trade secrets, copyrights, trademarks and other intellectual property rights. Any such litigation would likely be costly and divert management's attention, which could have a material adverse effect on our business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, which could be expensive, or prevent us from selling our products or services or using our trademarks, any one of which could have a material adverse effect on our business, financial condition and results of operations.

Government Regulation

Our brokerage subsidiary, TradeStation Securities, is subject to extensive securities and futures industry regulation under both federal and state laws as a broker-dealer with respect to its equities and equity and index options business and as a futures commission merchant with respect to its futures and forex business. Broker-dealers and futures commission merchants are subject to regulations covering all aspects of those businesses, including: sales methods; trade practices; use and safe-keeping of customers' funds and securities; clearing, processing and settlement of trades, and arrangements with clearing houses, exchanges and clearing corporations; capital structure; cash deposit or escrow requirements (or their equivalent); record keeping; regulatory reporting; conduct of directors, officers and employees; and supervision. To the extent TradeStation Securities solicits orders from customers or makes investment recommendations (which it currently does not), it is subject to additional rules and regulations governing, among other things, sales practices and the suitability of recommendations to its customers.

TradeStation Securities' mode of operation and profitability may be directly affected by: additional legislation; changes in rules promulgated by the SEC, FINRA, NYSE, CFTC, NFA, the Board of Governors of the Federal Reserve System, DTCC, OCC, various securities and futures exchanges, and other self-regulatory associations and organizations; and changes in the interpretation or enforcement of existing rules and laws, particularly any changes focused on online brokerages that target an active trader customer base or market the concepts of rule-based trading, strategy trading or trading systems, simulated results from historical tests or "paper trading" of strategies, or strategy automation.

With respect to active trading, FINRA has adopted rules that require firms to provide customers with a risk disclosure statement about active trading. Further, FINRA and NYSE's margin rules impose more restrictive requirements for "pattern" active traders. Governmental concern is focused in two basic areas: that the customer has sufficient trading experience and that the customer has sufficient risk capital to engage in active trading. A minimum equities account balance of $25,000 is required. TradeStation Securities' customer account documentation specifies that being an equities brokerage customer of TradeStation Securities is only for traders who have experience in active trading, are willing to risk considerable amounts of capital (at least $50,000), and are interested in engaging in high-risk, short-term, speculative trading activity. We believe our brokerage firm's minimum account opening requirements, as well as the extensive user education documentation and tutorials offered on our Web site, are consistent with both the letter and the spirit of current rules and regulations concerning active trading. With respect to the use of investment analysis software tools generally, and simulated performance reports of trading systems or strategies in particular, FINRA, the NFA and NYSE have specific rules regarding how a broker-dealer or futures commission merchant may market those tools to the public and to existing clients.

TradeStation Europe Limited, which was formed to introduce brokerage customers from the European Union to TradeStation Securities, is authorized and regulated by the FSA, and, in using its European "passport" to conduct such business throughout the European Union, is subject to the marketing, solicitation and other customer protection rules in effect in each European Union country in which it conducts such business.

The SEC, FINRA, NYSE, CFTC, NFA, FSA and other self-regulatory associations and organizations (SROs) and state and foreign securities commissions and agencies can censure, fine, enjoin, suspend, expel or issue cease-and-desist orders to a broker-dealer or futures commission merchant or any of its officers or employees. For information about certain recent and pending SRO inquiries and actions, see Item 3. Legal Proceedings.

Marketing campaigns by TradeStation Securities to bring brand name recognition to its services and to promote the benefit of those services, such as the *TradeStation* electronic trading platform and its various features, are regulated by FINRA and NFA, and all marketing materials must be reviewed by an appropriately-licensed TradeStation Securities principal prior to release, and must conform to standards articulated by the SEC, FINRA and NFA. FINRA or the NFA may request that revisions be made to marketing materials, and can impose certain penalties for violations of its advertising regulations, including censures or fines, a requirement of advance regulatory approval of all advertising, the issuance of cease-and-desist orders, and the suspension or expulsion of a broker-dealer or futures commission merchant or any of its officers or employees.

The SEC, FINRA, NYSE, CFTC, NFA, DTCC and OCC and various other regulatory associations and organizations have stringent rules with respect to the maintenance of specific levels of net capital or cash deposit requirements and reserves by securities broker-dealers and futures commission merchants. Net capital is the net worth of the regulated company (assets minus liabilities), less additional deductions for certain types of assets as well as other charges. If a firm fails to maintain the required net capital it must cease conducting business and, if it does not do so, it may be subject to suspension or revocation of registration by the SEC or the CFTC and suspension or expulsion by FINRA, NYSE or the NFA, and it could ultimately lead to the firm's liquidation.

TradeStation Securities is registered as a broker-dealer in every U.S. state and the District of Columbia and it is subject to regulation under the laws of those jurisdictions, including registration requirements and being subject to sanctions if a determination of misconduct is made.

TradeStation Securities is a member of the SIPC. SIPC provides protection of up to $500,000 for each securities account brokerage customer, subject to a limitation of $100,000 for cash balances, in the event of the financial failure of a broker-dealer. For securities brokerage accounts the custody and trade clearing of and for which are handled by TradeStation Securities, an excess securities bond through HSBC Insurance Brokerage Limited, as agent of Lloyd's of London, provides protection for any loss of securities and/or cash in excess of primary SIPC protection, up to $300 million in the aggregate (and up to $24.5 million per any one account). Based upon the asset size per account and in the aggregate of TradeStation Securities' securities account customer base as of the date of this report, this excess-SIPC protection, combined with primary SIPC protection, should be adequate to cover the loss of 100% of those customer assets in the unlikely event that TradeStation Securities experienced financial failure and all customer assets were somehow lost. To the extent TradeStation Securities clears its securities brokerage transactions through Bear, Stearns Securities Corp. (which, currently, it does only for institutional accounts), Bear, Stearns has obtained an excess securities bond that provides protection for any loss of securities and/or cash in excess of the primary SIPC protection. Neither SIPC nor excess-SIPC coverage applies to fluctuations in the market value of securities or any losses other than those directly caused by the financial failure of a securities broker-dealer. SIPC does not apply in any manner to futures commission merchants or to futures or forex accounts.

It is possible that other federal or state agencies will attempt to regulate our current and planned online and other electronic service activities with rules that may include compliance requirements relating to record keeping, data processing, other operation methods, privacy, pricing, content, and quality of goods and services as the market for online commerce evolves. Given the continuing growth of the electronic commerce market, federal or state authorities may enact additional laws, rules or regulations, not only with respect to online brokerage services, but to other online services we provide or may in the future provide. Such laws, rules and regulations, if and when enacted, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Employees

As of December 31, 2007, we had 318 full-time equivalent employees consisting of 102 in brokerage operations (which include clearing and account services, trade desk service and client service, including technical support), 91 in technology development (including software engineering, product management, user education and quality assurance), 68 in sales and marketing relating to brokerage services, subscriptions and software products (including 59 in sales and 9 in marketing and fulfillment), and 57 in general and administrative (including executive management, finance, information technology services, compliance and human resources). Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage and consider our relations with our employees to be good.

Our future success depends, in significant part, upon the continued service of our key senior management and technology development personnel. The loss of the services of one or more of these key employees could have a material adverse effect on us. There can be no assurance that we will be able to retain our key personnel. Departures and additions of personnel, to the extent disruptive, could have a material adverse effect on our business, financial condition and results of operations.

Available Information

We offer access to our corporate TradeStation Group Web site via *www.tradestation.com*. We make available free of charge through our Web site this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We also make available, through our Web site, statements of beneficial ownership filed by our directors, officers, shareholders who own more than 10% of our issued and outstanding capital stock, and others under Section 16 of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such material is filed with, or furnished to, the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

The Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this report, as well as the preceding "Business" section of this report, should be read and evaluated together with the issues, uncertainties and risk factors relating to our business described below. While we have been and continue to be confident in our business and business prospects, we believe it is very important that anyone who reads this report consider these issues, uncertainties and risk factors, which include business risks relevant both to our industry and to us in particular. These issues, uncertainties and risk factors are not intended to be exclusive. Issues, uncertainties and risk factors are also included in other sections of this report when specifically relevant to a statement we have made about an aspect of our business, or our financial condition or results of operations.

This report also contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this report, the words "anticipate(s)," "anticipated," "anticipation," "assume(s)," "assumption(s)," "become(s)," "belief(s)," "believe(s)," "believed," "could," "designed," "estimate," "estimates," "estimated," "expect(s)," "expected," "expectation(s)," "going forward," "future," "hopeful," "hope(s)," "intend(s)," "intended," "look forward," "may," "might," "opportunity," "opportunities," "outlook(s)," "pending," "plan(s)," "planned," "potential," "scheduled," "shall," "should," "think(s)," "to be," "upcoming," "well-positioned," "will," "wish," "would," and similar expressions, if and to the extent used, are intended to identify the forward-looking statements. All forward-looking statements are based on current expectations and beliefs concerning future events that are subject to risks and uncertainties, including the risks and uncertainties described below and elsewhere in this report. Actual results may differ materially from the results suggested in this report. Factors that may cause or contribute to such differences, and our business risks and uncertainties generally, include, but are not limited to, the items described below, as well as those described in other sections of this report, our other public filings and our press releases, conference calls and other public presentations.

There Are Several Factors That May Cause Fluctuations In Our Quarterly Operating Results, Which Could Result In Significant Volatility In Our Stock Price

Quarterly revenues and operating results of TradeStation Group have fluctuated significantly in the past, and our quarterly revenues and operating results are likely to fluctuate in the future. Causes of such significant fluctuations may include, but are not limited to:

- general economic and market factors, including changes in the condition of the securities and futures markets, that affect active trading and brokerage revenues, including trade volume, market volatility, market direction or trends, the level of confidence and trust in the markets, and seasonality (summer months and holiday seasons typically being slower periods);

- further changes in interest rates, most notably the federal funds target rate of interest – a significant portion of our revenues is interest income, and recent and expected decreases in short-term rates are expected to have a material negative impact on the interest income component of our brokerage revenues, and further decreases or increases could have a further material impact on our interest income (since there are relatively few, if any, costs associated directly with interest income, such impacts, if material, will also materially impact our net income and earnings per share);

- the company's ability (or lack thereof), based upon market conditions, the level of success of its marketing and product development and enhancement efforts, product and service quality and reliability, competition (including both price and quality-of-offering competition, which are intense) and other factors, to achieve significant, or any, net increases in daily average revenue trades (DARTs), brokerage accounts and brokerage revenues sequentially or year over year (for example, TradeStation's DARTs decreased sequentially from second to third quarter in 2004 and in 2006, and net revenues decreased sequentially from second to third quarter 2006, and these items may decrease sequentially or year over year in subsequent periods);

- with respect to net new customer accounts, the company's ability (or lack thereof) to maintain or increase the rate of quarterly gross account additions and to continue to reduce the rate of quarterly account attrition (which has risen in recent quarters but then declined in the 2007 fourth quarter), which may not be successful despite the company's recent and planned efforts to improve sales, marketing and customer service and retention methods and practices, and despite the reduction in attrition in the 2007 fourth quarter as compared to the 2007 third quarter and the company's expectations that attrition will continue to decrease in the first and second quarter of 2008;

- market or competitive pressure to lower commissions and fees charged to customers (which we have done several times over the years), or to reduce or eliminate monthly platform fees paid by brokerage customers (we have, on more than one occasion, materially reduced the trading activity thresholds our brokerage clients need to meet to qualify for a waiver of monthly platform fees), or to reduce interest rates charged to customers for margin loans or to increase the interest rates used to credit customers' account cash balances;

- the quality and success of, and potential continuous changes in, sales or marketing strategies (which continue to evolve) and the timing and success of new product, service or marketing initiatives;

- technical difficulties, outages, errors and/or failures in our electronic and software products, services and systems relating to market data, order execution and trade processing and reporting, and other software or system errors and failures (outages or similar system errors have occurred as recently as December 2007 and January 2008), any of which could result in a business or legal requirement to issue large credit amounts to customers, loss of accounts, reduced trading activity, loss of or diminished reputation and recognition in the industry, increased monetary costs and diversion of internal resources, regulatory inquiries, fines and sanctions, and other material adverse consequences (also, we do not maintain a seamless, redundant back-up system to our order execution systems, which could materially intensify the negative consequences described above);

- the success of our 2007 launch of a seamless forex trading platform;

- acquisitions of businesses, assets, accounts or similar transactions relating to company growth or business strategies, which may significantly impact future financial results, our balance sheet and our cash position depending upon the type and size of any such transaction;

- the effect of unanticipated increased infrastructure costs that may be incurred as the company seeks to increase its technology development headcount and resources (which it intends to do as quickly as possible in 2008) and grows its brokerage firm operations, adds accounts and introduces and expands existing and new product and service offerings, or acquires other businesses;

- pending, potential or unforeseen third-party claims or regulatory matters that turn out to be significantly more costly, in terms of both judgment or settlement amounts and legal expenses (or the refusal or failure of our insurer to make payments), or fines, than we currently estimate or expect;

- variations from our expectations with respect to hiring and retention of personnel (we intend, for example, to hire several additional people in technology development), sales and marketing expenditures, technology development costs, compliance costs, or other expense items;

- the ability to collect unsecured accounts receivable that may arise from time to time in the ordinary course of business or otherwise;

- costs, material shifts in cash requirements and/or adverse financial consequences that may occur with respect to clearing organization, clearing agent and/or exchange requirements, or regulatory issues, including exchange, clearing agent or clearing organization cash deposit requirements, reserve and settlement requirements and other financial requirements;

- if revenues are lower than budgeted expectations, the negative effects of such lower revenues to our bottom line, including our inability to make in a timely fashion commensurate expense reductions (as a large amount of our expenses are fixed expenses, i.e., do not vary with revenues in the short term);

- the size and frequency of any trading errors or unsecured brokerage account debit balances for which we may ultimately suffer the economic burden, in whole or in part (including losses from third-party claims that may arise from time to time – since June 1, 2002, we have not carried errors or omissions insurance for third-party claims);

- the appeal of our products and services to markets outside of the United States (principally Europe), given our lack of experience selling to markets outside of the United States, our success (or lack of success) in developing or enhancing products or services that may be more attractive to non-US traders, and the costs, including sales, marketing, compliance, administrative and development, that may be required to improve our chances of success in those markets (and our willingness to make those cost commitments or prioritize the use of our resources to focus more on those markets); and/or

- the effect of any decision to suspend or terminate the company's current share buyback plan or a decision to put in place additional share buyback plans or programs.

Conditions In The Securities And Financial Markets May Affect Our Rates Of Customer Acquisition, Retention And Trading Activity

Our products and services are, and will continue to be, designed for customers who trade actively in the securities and financial markets. To the extent that interest in active trading, or trading generally, decreases due to low trading volumes, lack of volatility, significant downward movement in the securities or financial markets, or negative market sentiment, or future tax law changes, recessions, depressions, wars, terrorism (including "cyberterrorism"), or otherwise, our business, financial condition, results of operations and prospects could be materially, adversely affected. Unfavorable market conditions have, historically, seemed to severely negatively impact the share price of publicly-held online brokerage firms, and also usually result in more losses for our customers, which could result in increases in quantity and size of errors or omissions or other claims that may be made against us by customers. We do not currently carry any errors or omissions insurance that might cover, in part, some of those potential claims. S*ee "The Nature Of Our Business Results In Potential Liability To Customers"* below.

Decreases In Short-term Interest Rates Or In Our Customer Account Balances Reduce Our Interest Income, Which Is A Significant Component Of Our Brokerage Revenues, Net Revenues and Net Income

We derive a significant portion of our brokerage revenues from interest income on customers' credit balances and account borrowings. Therefore, changes in interest rates or in the size of such balances and borrowings, depending upon the extent of the change, could materially change, positively or negatively (depending upon the direction of the change) the amount of our interest income. Recent and expected decreases in the federal funds target rate of interest have had, and are expected to continue to have, a negative impact on our interest income and, therefore, our brokerage revenues, net revenues and net income. Our Business Outlook for 2008 assumes that the federal funds target rate of interest will not fall below 2.50% in 2008. While we believe this represented the consensus prediction of market analysts at the time we published our Business Outlook, there are several experts who believe the rate may decrease to as low as 1.00% by the end of 2008. If the rate does decrease further, below our assumptions, that would result in additional negative impact, and could result in our Business Outlook estimates of net revenues and earnings per share being significantly higher than actual results, even if all other assumptions turned out to be correct (which, of course, is unlikely).

Our Industry Is Intensely Competitive, Which Makes It Difficult To Attract And Retain Customers

The markets for online brokerage services, trading software tools, and real-time market data services are intensely competitive and rapidly evolving, and there has been substantial consolidation of those three products and services in the industry, as well as consolidation of the types of financial instruments (equities, equity and index options, futures and forex) offered by firms. There has also been consolidation of online brokerage firms generally, as well as intense price competition. We believe that competition from large online and other large brokerage firms and smaller brokerage firms focused on active traders, as well as consolidation, will continue. Recently, some of our larger competitors have been adding or emphasizing rule-based or strategy trading products and features to focus more on the active trader market, including comparison advertisements with our active trader offering. Competition may be further intensified by the size of the active trader market, which is generally thought to be comprised of less than 10% of all online brokerage accounts. We believe our ability to compete will depend upon many factors both within and outside our control. Factors outside of our control include: price pressure (on transactional commissions, monthly platform fees and interest rates offered to customers for both credit balances and account borrowings); the timing and market acceptance of new products and services and enhancements developed by our competitors (including strategy back-testing and automation capabilities); market conditions, such as recession; the size of the active trader market today and in the future; data availability and cost; and exchange and third-party execution and clearing costs. Factors over which we have more control, but which are subject to substantial risks and uncertainties with respect to our ability to effectively compete, include: timing and market acceptance of new products and services and enhancements we develop; our ability to meet changing market demands for a unified, integrated trading platform that offers customers the ability to trade and manage portfolios containing multiple asset classes; our ability to design, improve and support materially error-free and sufficiently robust Internet-based systems; ease-of-use of our products and services; reliability of our products and services; and pricing decisions and other sales and marketing decisions and efforts.

If Rule-Based Trading, Which Is The Core Of Our Brokerage Service Offering And Selling Proposition, Turns Out Not To Be As Attractive To Online Traders As We Think It Will, Our Growth Opportunities Would Likely Be Limited

The foundation of our company and its growth and success to date has, we believe, been based on one core proposition, which is: self-directed active and serious traders are attracted to the concept of using computer software technology to use "rule-based" or "strategy" trading techniques to make their trading decisions, and that the attraction to, and acceptance of, this concept by the active trader market will grow significantly over time. If it turns out that such attraction and acceptance does not significantly grow over time, or diminishes, the size of our target market may turn out to be relatively small and, therefore, our opportunities for growth could be very limited.

Attrition Of Customer Accounts And Failure To Increase The Rate Of Growth Of Gross New Account Additions Could Materially Adversely Affect Our Operating Results.

Beginning in 2006, as a result (we believe) of strategic marketing initiatives in the form of price reductions implemented near the end of 2005, we increased substantially our rate of quarterly gross customer account additions, which was accompanied by an increase in quarterly account attrition. However, while we have generally maintained the rate of growth of our quarterly gross account additions throughout 2006 and 2007, our account attrition continuously increased over the first nine months of 2007, and peaked in the third quarter of 2007 (due, in part, we believe, to customer service and support levels that required improvement). We had implemented earlier in 2007 and are continuing to implement marketing and sales, and customer service and retention, plans and programs designed to maintain or increase gross account additions and reduce attrition. Our customer account attrition decreased, and our net accounts increased, in the 2007 fourth quarter, and we expect customer account attrition to be lower than the 2007 third quarter in the first and second quarters of 2008. However, if we are not in future periods able to maintain or increase the rate of quarterly gross customer account additions and reduce the rate of customer account attrition despite our continuing efforts to improve sales, marketing and customer service and retention methods and practices, our recurring revenues and results of operations will be adversely affected.

If We Are Unable To Accelerate Or Otherwise Improve Our Technology Development Schedule With Respect To Release Or Launch Dates Of Planned Product And Service Initiatives And Enhancements, The Quality Of Our Products And Services And Competitiveness In The Active Trader Market May Decline

We currently have several technology development projects and initiatives in progress to launch new or enhanced features, products and services we believe will increase and improve the quality of our offering, our competitiveness in the marketplace, our ability to penetrate further the active trader market in the U.S. and abroad and certain segments of the buy side institutional trader market, and customer retention. We believe it is important to accelerate or otherwise improve the currently-planned release dates of these products and initiatives and, toward that end, are seeking to increase our technology headcount in 2008. Despite our efforts, it is difficult to quickly hire qualified technology personnel who will be able to make significant positive contributions in the short term, and, if we fail to increase adequately or otherwise use effectively and efficiently our technology development resources to complete and launch these projects and initiatives, we may lose market share or suffer other material, adverse consequences.

Our Systems And Our Customers' Accounts May From Time To Time Be Vulnerable To Security Risks That Could Disrupt Operations, Harm Our Reputation And Expose Us To Potential Liability

Our online electronic trading platform includes security features that are intended to protect the privacy and integrity of customer accounts. Despite these security features, our systems and our customers' accounts may from time to time be vulnerable to security risks such as break-ins and similar problems caused by third parties. We have recently experienced occurrences of unauthorized intrusion and criminal activity in customer accounts by persons who unlawfully access customer accounts and then place orders or other transactions in those accounts. Although we have taken measures and are in the process of completing measures to limit or prevent similar occurrences in the future, no assurance can be made that any such measures will be successful or that future occurrences will not result in substantial account losses that will ultimately be borne by us. Such intrusions and other disruptions could also disrupt our operations, harm our reputation and subject us to potential liability.

Systems Failures May Result In Our Inability To Deliver Accurately, On Time, Or At All, Important And Time-Sensitive Services To Our Customers

The online electronic trading platform we provide to our customers is based upon the integration of our sophisticated front-end software technology with our equally-sophisticated, Internet-based server farm technology. Our server farm technology is the foundation upon which online trading customers receive real-time market data and place buy and sell orders. However, in order for this technology to provide a live, real-time trading platform, it requires integration with real-time market data, which are currently provided directly by the exchanges or by systems of independent third-party market data vendors (who obtain the data directly from the exchanges), the electronic order book systems of ECNs and electronic systems offered by the exchanges, the clearing and back-office systems we license from SunGard for self-clearing and of the clearing agents we use for trades that we do not self-clear, and the forex deal order placement, settlement and back-office systems of or licensed to the forex dealer firm which is responsible for all of our customers' forex trades. Accordingly, our ability to offer a platform that enables the development, testing and automation of trading strategies and the placement, execution, clearing and settlement of buy and sell orders depends heavily on the effectiveness, integrity, reliability and consistent performance of all of these systems and technologies. In particular, the stress that is placed on these systems during peak trading times could cause one or more of these systems to operate too slowly or fail. Outages and other system failures may also be caused by natural disasters and other events and circumstances beyond our control.

We have experienced several delays and outages since we launched our online trading platform, many of which related to data vendor, clearing agent, exchange and ECN outages or issues which are beyond our control. There have also been several market data and order execution outages recently, as well as failures to perform on our part and on the part of the brokerage firm's back-office system vendor. Any major system failure or outage (or series of frequent failures or outages), regardless of the cause, could result in a business or legal requirement to issue large credit amounts to customers, loss of accounts, reduced trading activity, loss of or diminished reputation and recognition in the industry, increased monetary costs and diversion of internal resources, regulatory inquiries, fines and sanctions, and other material adverse consequences. Also, we do not maintain a seamless, redundant back-up system to our order execution systems, which could materially intensify these negative consequences.

Additionally, as a general matter not applicable only to our company, the integrity of these types of systems may be attacked by persons sometimes referred to as "hackers" who intentionally introduce viruses or other defects to cause damage, inaccuracies or complete failure. Also, "cyberterrorism," should it occur, may significantly affect people's willingness to use Internet-based services, particularly ones that involve their personal or company's assets. See *"Our Systems And Our Customers' Accounts May From Time To Time Be Vulnerable To Security Risks That Could Disrupt Operations, Harm Our Reputation And Expose Us To Potential Liability"* above.

During a system outage or failure, our brokerage may be able to take orders by telephone; however, only associates with appropriate licenses, knowledge and experience can accept telephone orders, and an adequate number of associates likely would not be available to take customer calls in the event of a system outage or failure. System delays, errors, outages and failures, depending upon how serious and how often they occur, could have a material adverse effect on our business, financial condition, results of operations and prospects. See *"The Nature Of Our Business Results In Potential Liability To Customers"* below.

The Loss Of Key Employees Could Decrease The Quality Of Our Management And Operations

Our success depends to a very significant extent on the continued availability and performance of a number of senior management and product development personnel. The loss of one or more of these key employees could have a material adverse effect on our company. In particular there may be adverse consequences to the company and/or its operations as a result of the recent change in company senior management roles, which included the transition, in early 2007, of William Cruz and Ralph Cruz, the company's co-founders and co-chairmen, out of their day-to-day senior management roles as Co-CEOs. The causes of potential adverse consequences may include changes in management styles or decisions that produce less favorable results than would have been produced under the prior management structure.

We Are Exposed to Credit Risk

We make margin loans to clients collateralized by client securities, and borrow securities to cover trades. In fact, nearly all of our clients' accounts are margin, as opposed to cash, brokerage accounts. A portion of our net revenues is derived from interest on margin loans. To the extent that these margin loans exceed client cash balances maintained with us, we must obtain financing from third parties. We may not be able to obtain this financing on favorable terms or in sufficient amounts. By permitting clients to purchase securities on margin, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral substantially decreases in proportion to the amount of a client's indebtedness. While we have implemented additional risk-management procedures designed to reduce this risk, there can be no assurance that we will not experience periodic or frequent unsecured account debits that materially and adversely affect our results of operations. In addition, in accordance with regulatory guidelines, we collateralize borrowings of securities by depositing cash or securities with lenders. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material, adverse effect on our revenues and profitability.

The Nature Of Our Business Results In Potential Liability To Customers

Many aspects of the securities, futures and forex brokerage business, including online trading services, involve substantial risks of liability. In recent years there has been a high incidence of litigation involving the securities and futures brokerage industry, including both class action and individual suits and arbitrations that generally seek substantial damages, including in some cases punitive damages. The technology we use and rely upon, in addition to offering charting, trade analysis and trade execution services of various kinds, is designed to automatically locate, with immediacy, the best available price in the appropriate market in completing execution of a trade triggered by programmed market entry and exit rules. There are risks that the electronic communications and other systems upon which these products and services rely, and will continue to rely, or our products and services themselves, as a result of flaws or other imperfections or limitations in their designs or performance, may operate too slowly, fail, cause confusion or uncertainty to the user, or operate or produce results not understood or intended by the user. An investor or trader using either our full electronic trading platform or our subscription service might claim that investment or trading losses or lost profits resulted from use of a flawed version of one of our trading software tools or systems, or inaccurate assumptions made by the trading software tools regarding data, or inaccurate data. Major failures of this kind may affect all customers who are online simultaneously. Any such litigation could have a material adverse effect on our business, financial condition, results of operations and prospects. We do not currently carry any errors or omissions insurance that might cover, in part, some of the above-described risks. While our contracts with customers are, we believe, clear that customers who do business with us must knowingly assume all of the risks described above, there can be no assurance that a judge, arbitrator or regulator would enforce or honor such contractual provisions. See "*Conditions In The Securities And Financial Markets May Affect Our Rates Of Customer Acquisition, Retention And Trading Activity*" and "*Systems Failures May Result In Our Inability To Deliver Accurately, On Time, Or At All, Important And Time-Sensitive Services To Our Customers*" above.

Dependence Upon Outside Data Sources And Clearing Relationships Creates Risks Outside Of Our Control Which May Affect Our Ability To Provide, And Our Cost To Provide, Market Data And Clearing And Account Services

Our business is currently dependent upon our ability to maintain contracts with private market and news data vendors and clearing and dealer firms in order to provide certain market data and news, and clearing and account services, respectively, to our customers. We currently obtain NYSE, AMEX, NASDAQ, regional equities exchange, Options Price Reporting Authority (OPRA), CME, CBOT, New York Mercantile Exchange/Commodities Exchange (NYMEX/COMEX), New York Board of Trade (NYBOT), OneChicago and EUREX futures real-time market data directly from those exchanges, and real-time market depth displays directly from ECN book services, but obtain other market data (such as forex data), fundamental data and news pursuant to non-exclusive licenses from private data vendors who in turn obtain the data from exchanges or other sources. Clearing and back-office account services for our brokerage customers are obtained from established clearing agents and, with respect to our self-clearing operations, our software system licensing agreement with SunGard. For our forex services, we rely on a third-party forex dealer firm for all trade activity account services. The data and news contracts typically provide for royalties based on usage or minimums, the clearing contracts provide for transactional clearing fees and charges, and the contract with the forex dealer provides that we will not share in the spread made by the forex dealer in each deal. There can be no assurance that we will be able to renew or maintain contracts or acceptable clearing cost or vendor fee rates. In fact, in 2003 we needed to quickly change our futures clearing agent in response to a substantial increase in our clearing costs imposed by our former futures clearing agent. Changes (or, in some cases, the failure or inability to make changes) in our relationships with one or more of these third parties, or involuntary termination of one or more of those relationships, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We May Be Subject To Intellectual Property Litigation

There has been substantial litigation in the software industry involving intellectual property rights. Although we do not believe that we are or will be infringing upon the intellectual property rights of others, there was an infringement claim asserted against us and eight other online brokerage firms by a company named Datamize, Inc., which could have had a material adverse effect on our business, financial condition, results of operations and prospects if it was successful (we settled the suit in December 2004 for an amount immaterial to our financial statements). Such a case, as well as any other infringement case that may be brought against us, could result in our being unable to use intellectual property which is integral to our business.

We May Not Be Able To Adequately Protect Or Preserve Our Rights In Intellectual Property

Our success is and will continue to be heavily dependent on proprietary technology, including existing trading software, Internet, Web-site and order-execution technology, and those types of technology currently in development. We view our technology as proprietary, and rely, and will be relying, on a combination of copyright, trade secret and trademark laws, patent protection, nondisclosure agreements and other contractual provisions and technical measures to protect our proprietary rights. We own one patent, and also have pending patent applications covering the *TradeStation* electronic platform, but we do not yet know for certain if the patents will be issued. Policing unauthorized use of our products and services is difficult, however, and we may be unable to prevent, or unsuccessful in attempts to prevent, theft, copying, infringement or other unauthorized use or exploitation of our product and service technologies. There can be no assurance that the steps taken by us to protect (or defend) our proprietary rights will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies or products and services.

Self-Clearing Equity Trades For Active Trader Accounts Has Risks

Self-clearing operations for our active trader equities accounts (stocks and ETFs) began in September 2004 and for equity and index options trades began in March 2005. Prior to the September 2004 conversion of clearing services, all of our customers' equities trades were cleared through Bear Stearns, as our clearing agent, which also provided to our active trader clients its short sale borrowing inventory. Errors made by us related to the confirmation, receipt, settlement and delivery functions involved in securities transactions, the custody and control of client securities and other assets, or otherwise relating to the handling of our clients' securities and funds, could lead to civil penalties and increased deposit and other requirements by governmental and self-regulatory organizations, as well as losses and liability in lawsuits relating to client accounts affected by such errors. Also, our savings from self-clearing may be more than offset by account losses or reduced trading activity if we experience difficulties in providing to our clients sufficient short sale borrowing inventory or if any self-clearing mistakes or failures occur which undermine our customers' or prospects' confidence in our ability to conduct reliable self-clearing operations. Also, our self-clearing back-office operations rely on the Phase3 self-clearing software licensed to us by SunGard, and our business would likely suffer substantial harm if that software fails, fails to be adequately supported by SunGard, or otherwise causes unintended results.

Operation In A Highly-Regulated Industry And Compliance Failures May Result In Severe Penalties And Other Harmful Governmental Or SRO Actions Against Us

The securities and futures industries are subject to extensive regulation covering all aspects of those businesses. Regulation of forex dealer and brokerage services is increasing as well. The various governmental authorities and industry SROs that supervise and regulate our brokerage firm have broad enforcement powers to censure, fine, suspend, enjoin, expel or issue cease-and-desist orders to our brokerage firm or any of its officers or employees who violate applicable laws or regulations. Additionally, rules relating specifically to active traders have been enacted and more may be enacted which severely limit the operations and potential success of our business. For example, about seven years ago, the NYSE and FINRA required brokerage firms to establish systems that enabled them to identify "pattern day traders" and to ensure that those types of accounts maintained higher minimum account balances and stricter margin maintenance requirements. In a more recent example, in January 2005 new "short sale" rules promulgated by the SEC became effective that could have materially, adversely affected our ability to provide quality short sale brokerage services to our equities brokerage customers. Our ability to comply with all applicable laws and rules is largely dependent on our brokerage's maintenance of compliance and reporting systems, as well as its ability to attract and retain qualified compliance and other operations personnel and enter into suitable contractual relationships with appropriate vendors, lenders and counterparties. We currently have a pending issue relating to short interest that could have negative consequences for our brokerage. In general, our brokerage could be subject to disciplinary or other regulatory or legal actions, fines and penalties in the future due to noncompliance.

There Are Risks Relating To Our Ability To Maintain Customer Privacy And Security And That Increased Government Regulation Of Internet Business May Occur

Customers may refuse to transact business over the Internet, particularly business, such as ours, that involves the handling of significant amounts of customers' funds, due to privacy or security concerns. This risk will grow if, as and to the extent "cyberterrorism" occurs or is perceived to be a viable, prominent threat or likelihood to occur (or recur on a regular basis). We do incorporate security measures into our privacy policies. However, no assurances can be made that a breach of such measures will not occur, and a major breach of customer privacy or security could have serious consequences for our Internet-based operations, which are central to our business. Use of the Internet, particularly for commercial transactions, may not continue to increase as rapidly as it has during the past few years as a result of privacy or security concerns, or for other reasons. If this occurs, the growth of our operations would be materially hindered. If Internet activity becomes heavily regulated in these respects or otherwise, that could also have significant negative consequences for the growth of our current and planned operations. See "*Our Systems and Our Customers' Accounts May From Time to Time be Vulnerable to Security Risks that Could Disrupt Operations, Harm Our Reputation and Expose Us to Potential Liability*" above.

We May Need Cash In The Foreseeable Future

While we anticipate having sufficient cash to meet our needs over the next 12 months, our future liquidity and capital requirements will depend upon numerous factors, including: the rate of customer acceptance of our products and services, including the number of new brokerage accounts acquired and the number and volume of trades made by our brokerage customers; the use of cash in acquisitions or other strategic ventures should any occur; significant, increased infrastructure and operating costs as our business grows (through acquisition, joint venture or otherwise); large cash or security deposit requirements (which were $23.9 million as of March 3, 2008, and which are expected to increase as our business grows); and increased net capital or excess net capital requirements and unanticipated reserve and settlement requirements. Funds, if and when needed, may be raised through debt financing and/or the issuance of equity securities, there being no assurance that any such type of financing on terms satisfactory to us will be available or otherwise occur. Debt financing must be repaid regardless of whether we generate revenues, net income or cash flows from our operations and may be secured by substantially all of our assets. Any equity financing or debt financing which requires issuance of equity securities or warrants to the lender would reduce the percentage ownership of the shareholders of the company. Shareholders also may, if issuance of equities occurs, experience additional dilution in net book value per share, or the issued equities may have rights, preferences or privileges senior to those of existing shareholders.

Our Brokerage Must Meet Net Capital And Other Financial Requirements As A Broker-Dealer That, If Not Satisfied, Could Result In Severe Penalties Or Other Negative Consequences, And Which At All Times Limit Our Right To Use All Of The Brokerage's Cash

The SEC, FINRA, the CFTC, the NFA, the DTCC (i.e., NSCC and DTC), the OCC, certain exchanges and other regulatory and self-regulatory agencies or organizations have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers and futures commission merchants, large, fluctuating cash deposit requirements, and reserve, settlement and other financial requirements. Net capital is the net worth of the regulated company (assets minus liabilities), less deductions for certain types of assets as well as other charges. If a firm fails to maintain the required net capital it may be subject to suspension or revocation of registration by the SEC or CFTC and suspension or expulsion by FINRA or the NFA, and it could ultimately lead to the firm's liquidation. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the use of capital would be restricted. Also, our ability to withdraw capital from our TradeStation Securities brokerage subsidiary is subject to SEC rules, which in turn could materially impact our available working capital and materially impact or limit our ability to make acquisitions, repay debt as and when due, redeem or purchase shares of our outstanding stock, if required or desirable, and pay dividends in the future. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our then present levels of business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. See *"We May Need Cash In The Foreseeable Future"* above.

The Ownership Interests Of The Cruzes In TradeStation Group Means That Important Decisions Affecting The Company May Be Concentrated In The Judgment Of Two Related Individuals

As of March 3, 2008, affiliates of William R. Cruz and Ralph L. Cruz (the non-executive Co-Chairmen of our company) owned approximately 29% of the outstanding shares of our common stock, and we believe that no other shareholder or related group owned more than 7%. Therefore, the Cruzes have significant control over TradeStation Group on matters subject to shareholder approval, including the election of our Board of Directors and any merger, consolidation or sale of all or substantially all of TradeStation Group's assets that may be proposed. The Cruzes' family limited partnerships which own these shares have recently entered into 10b5-1 sales plans pursuant to which the Cruzes' combined beneficial ownership of the company may be reduced to under 19% as early as summer of 2008, which, if it occurs, will reduce but not eliminate the potential controlling effect of their ownership described above.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We have a ten-year lease expiring in August 2012 (with two 5-year renewal options) that commenced in the summer of 2002 for an approximately 70,000 square-foot corporate headquarters in Plantation, Florida. Plantation is just west of Ft. Lauderdale, Florida (Broward County). This headquarters consolidated the personnel and operations of our former Miami and Boca Raton offices.

Our brokerage operations were formerly headquartered in 11,800 square feet of office facilities in Boca Raton, Florida pursuant to a lease that expired in February 2007. All of this space was subleased through February 2007 at lease rates significantly lower than the rates we paid.

Our brokerage operations include a 10,400 square foot branch office in Chicago, Illinois, pursuant to a lease that expires at the end of February 2012.

Our technologies subsidiary has an approximately 13,500 square foot leased facility in Richardson, Texas (expiring July 31, 2012) from which certain technology development and technical operations are conducted. A portion of those facilities serve as a branch office for TradeStation Securities. We also lease exclusive rack space for our data server farms at two sites; one site is in Richardson, Texas (which is currently month-to-month) and the other site is in Chicago, Illinois (made up of various leases, the last of which expires in December 2008).

Our United Kingdom subsidiary leases an office in London, England, pursuant to a lease that expires December 16, 2008.

We believe that our facilities are adequate to support our current operations and that, if needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

Three lawsuits were filed in 2003 by former principal owners of onlinetradinginc.com corp. (the predecessor of TradeStation Securities) against TradeStation Group, certain of its directors and executive officers and certain family partnerships owned by the two former Co-Chief Executive Officers. On July 25, 2003, Benedict S. Gambino, from whom the company, on October 18, 2002, purchased 2,417,000 shares of company common stock in a private transaction, filed a lawsuit against the company and three of its executive officers, William R. Cruz, Ralph L. Cruz and Marc J. Stone, in the Circuit Court of Broward County, State of Florida. This lawsuit's allegations included violation of the Florida Securities and Investor Protection Act, common law fraud, negligent misrepresentation, breach of fiduciary duty and breach of contract. On August 18, 2003, Andrew A. Allen Family Limited Partnership (owned and controlled by Andrew A. Allen), from whom the company, on November 26, 2002, purchased 1,000,000 shares of company common stock in a private transaction, filed a lawsuit against the same defendants in the same court. This lawsuit's allegations included violation of the Florida Securities and Investor Protection Act, common law fraud, breach of fiduciary duty, negligent misrepresentation and fraudulent inducement. On August 28, 2003, Farshid Tafazzoli and E. Steven zum Tobel filed a lawsuit against the company, William Cruz and Ralph Cruz, family partnerships owned and controlled by William Cruz and Ralph Cruz, Mr. Stone, Charles Wright and David Fleischman in the Circuit Court of Miami-Dade County, State of Florida. Mr. Tafazzoli's claims related to his family partnership's sale, on May 1, 2002, of 3,000,000 shares of company common stock to family partnerships owned by William Cruz and Ralph Cruz, and Mr. zum Tobel's claims related to his family partnership's sale, on May 3, 2002, of 133,942 shares of company common stock to Charles Wright. This lawsuit's allegations included violation of the Florida Securities and Investor Protection Act, common law fraud and breach of fiduciary duty. Each of the three lawsuits sought rescission of the share purchases and/or compensatory damages, plus interest, costs and attorneys' fees.

The Gambino case was settled and, pursuant to the settlement agreement dated November 3, 2006, was dismissed with prejudice. The Gambino settlement was not material to our consolidated financial position, results of operations or cash flows in any period. In both the Allen and Tafazzoli/zum Tobel lawsuits, the cases went to trial and judge and jury verdicts (the Allen case in the 2007 second quarter and the Tafazzoli/zum Tobel case in the 2008 first quarter), which found in favor of the company and all other defendants on all claims, i.e., finding no liability on the part of any of the defendants. The Allen case is currently on appeal and a notice of appeal will likely soon be filed by the plaintiffs in the Tafazzoli/zum Tobel case.

On or about December 20, 2007, TradeStation Technologies was named as one of several defendants in a complaint filed in the United States District Court, Southern District of Texas, styled Amacker, et. al. v. Renaissance Asset Management (RAM), et. al.. Other named defendants include Anthony Michael Ramunno, Man Financial Inc., MF Global, Inc., Lind-Waldock & Company, LLC, Vision, LP, Vision Financial Markets, LLC, R.J. O'Brien & Associates, Inc., and FXCM Holdings, LLC. The complaint alleges that over forty plaintiffs are entitled to damages because the plaintiffs were investors in a fraudulent commodity pool operated by Mr. Ramunno and RAM. The complaint alleges that TradeStation Technologies, Inc. conducted trades on behalf of and at the request of Mr. Ramunno and RAM. The complaint attempts to allege the following claims: (i) violations of the Commodity Exchange Act and accompanying regulations; (ii) common law fraud under Texas law; (iii) statutory fraud under Texas Business and Commerce Code; (iv) breach of fiduciary duties under Texas law; (v) negligent and intentional misrepresentations under Texas law; and (vi) negligence under Texas law. The complaint asserts actual damages of at least $32.0 million. The case is at a very early stage, but based upon a preliminary review of the facts by both the company's outside legal counsel and the company, there does not appear to be any basis to impose liability on TradeStation Securities or TradeStation Technologies.

TradeStation Securities is also engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, including a matter recently settled with FINRA's Division of Enforcement relating to FINRA OATS reporting for payment by the company of the sum of $750,000 (which has been fully paid), and a pending matter with FINRA's Division of Enforcement, which commenced in 2006, relating to short interest reporting during several months following our conversion to self-clearing operations in September 2004, and one pending FINRA arbitration and one pending NFA arbitration, each incidental to, and part of the ordinary course of, its business. The pending FINRA regulatory matter could ultimately result in a censure, sanction, fine and other negative consequences.

While no assurances can be given, we do not believe that the ultimate outcome of any of the above legal matters or claims will result in a material adverse effect on our consolidated financial position, results of operations or cash flows.

We decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers or software subscribers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon our assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to our business. We recently reviewed this insurance with insurance agents and our view remains unchanged.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Information

Our common stock, par value $.01 per share, is listed on The NASDAQ Global Select Market under the symbol "TRAD." The high and low closing sales prices based on actual transactions on The NASDAQ Global Select Market during each of the quarters presented were as follows:

	Closing Sales Price	
	High	Low
2006:		
First Quarter	$ 17.69	$ 13.19
Second Quarter	16.17	11.99
Third Quarter	15.80	11.38
Fourth Quarter	16.39	13.10
2007:		
First Quarter	$ 13.56	$ 11.66
Second Quarter	14.01	11.36
Third Quarter	11.95	10.02
Fourth Quarter	14.73	11.22
2008:		
First Quarter (through March 3, 2008)	$ 13.91	$ 9.55

As of March 3, 2008, there were 81 holders of record of our common stock, and, based upon information previously provided to us by depositories and brokers, we believe there are more than 7,000 beneficial owners.

Dividend Policy

We intend to retain future earnings to finance our growth and development and/or to consider, from time to time, engaging in stock buyback plans or programs, and therefore do not anticipate paying any cash dividends in the foreseeable future. Payment of any future dividends will depend upon our future earnings and capital requirements and other factors we consider appropriate. We did not distribute any dividends during the years ended December 31, 2007, 2006, or 2005.

Share Repurchases

In October 2006, our Board of Directors authorized, and we announced, the use of up to $60 million of our available and unrestricted cash, over a four-year period, to repurchase shares of our common stock in the open market or through privately-negotiated transactions. The stock repurchases are authorized to be made pursuant to a Rule 10b5-1 plan. The four-year period commenced on November 13, 2006 and ends on November 12, 2010. Pursuant to the buyback plan, $1,250,000 of company cash during each full calendar month (and prorated amount during the first and last months) of the four-year period (i.e., $15 million per 12-month period and $60 million for the four-year period) has been authorized to be used to purchase company shares at prevailing prices, subject to compliance with applicable securities laws, rules and regulations, including Rules 10b5-1 and 10b-18. The buyback plan does not obligate us to acquire any specific number of shares in any period, and may be modified, suspended, extended or discontinued at any time without prior notice.

The following table sets forth information on our common stock buyback program for the quarter ended December 31, 2007:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Approximate dollar value of shares that may yet be purchased under the plan
October 2007	102,800	$ 12.16	1,176,275	$ 45,500,000
November 2007	107,100	11.66	1,283,365	44,250,000
December 2007	93,100	13.42	1,376,465	43,000,000
Total	303,000	12.37		

Performance Graph

The following graph shows an annual comparison for the period covering December 31, 2002 through December 31, 2007 of cumulative total returns to shareholders of TradeStation Group, Inc., NASDAQ Composite Index and Index for NASDAQ Stocks (SIC 6210-6219 U.S. Companies) of U.S. security brokers, dealers, and flotation companies. In our 2006 annual report to shareholders, we used Index for NASDAQ Stock Market (U.S. Companies) instead of the NASDAQ Composite Index used in this graph. The Index for NASDAQ Stock Market (U.S. Companies) was retired and the company believes that the NASDAQ Composite Index is the most comparable Index to the retired Index. Shareholders are cautioned that this graph shows total returns to investors only as of the dates noted and may not be representative of the total returns for any other past or future period.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among TradeStation Group, Inc, The NASDAQ Composite Index
And NASDAQ Stocks (SIC 6210-6219 US companies) Security Brokers, Dealers and Flotation Companies
$1,200
$1,000
$800
$600
$400
$200
$0
12/31/02
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07
TradeStation Group, Inc
NASDAQ Composite
NASDAQ Stocks (SIC 6210-6219 US companies) Security
*$100 invested on 12/31/02 in stock or index-including reinvestment of dividends.

Total Returns Index for:	12/31/02	12/31/03	12/31/04	12/30/05	12/29/06	12/31/07
TradeStation Group, Inc.	100.00	615.28	488.19	859.72	954.86	986.81
NASDAQ Composite	100.00	149.66	164.53	168.45	187.69	204.59
NASDAQ Stocks (SIC 6210-6219 US companies) Security Brokers, Dealers and Flotation Companies	100.00	141.13	150.10	191.47	262.16	285.63

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Consolidated Financial Statements and Notes thereto included in this report. The Consolidated Statement of Income Data presented below for the years ended December 31, 2007, 2006 and 2005, and the Consolidated Balance Sheet Data as of December 31, 2007 and 2006, have been derived from our Consolidated Financial Statements included on pages F-1 through F-34 of this report, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The Consolidated Statement of Income Data presented below for the years ended December 31, 2004 and 2003, and the Consolidated Balance Sheet Data as of December 31, 2005, 2004 and 2003, have been derived from audited financial statements not included in this report. See also Note 17 of Notes to Consolidated Financial Statements - UNAUDITED QUARTERLY FINANCIAL INFORMATION for quarterly unaudited financial information for fiscal years 2007 and 2006.

	YEAR ENDED DECEMBER 31				
	2007	2006	2005	2004	2003
	(In thousands, except per share data and footnotes)				
CONSOLIDATED STATEMENT OF INCOME DATA:					
Revenues:					
Brokerage commissions and fees	$ 99,945	$ 78,829	$ 65,953	$ 56,506	$ 48,128
Interest income	47,924	44,587	24,490	6,358	3,054
Brokerage interest expense	5,120	4,635	3,513	710	-
Net interest income	42,804	39,952	20,977	5,648	3,054
Subscription fees	7,948	8,584	8,120	8,125	7,033
Other	858	1,181	1,949	1,989	2,258
Net revenues	151,555	128,546	96,999	72,268	60,473
Expenses:					
Employee compensation and benefits	34,179	29,379	23,027	20,324	18,186
Clearing and execution	32,262	26,107	20,097	18,885	17,895
Data centers and communications	8,186	6,453	5,714	5,905	5,183
Advertising	5,587	4,315	3,830	2,737	1,325
Professional services	3,270	3,411	2,987	2,414	730
Occupancy and equipment	2,802	2,549	2,641	2,470	2,394
Depreciation and amortization	4,009	2,508	1,771	1,979	2,256
Other	5,161	3,854	4,415	2,741	1,611
Total expenses	95,456	78,576	64,482	57,455	49,580
Income before income taxes	56,099	49,970	32,517	14,813	10,893
Income tax provision (benefit)	20,728	18,951	11,451	119	(731)
Net income	$ 35,371	$ 31,019	$ 21,066	$ 14,694	$ 11,624
Earnings per share:					
Basic	$ 0.80	$ 0.70	$ 0.49	$ 0.35	$ 0.29
Diluted	0.78	0.67	0.48	0.33	0.27
Dividends declared per share	-	-	-	-	-
Weighted average shares outstanding:					
Basic	44,246	44,591	42,728	41,658	40,467
Diluted	45,221	45,972	44,177	44,317	43,390

	DECEMBER 31				
	2007	2006	2005	2004	2003
	(In thousands, except footnotes)				
CONSOLIDATED BALANCE SHEET DATA:					
Cash and cash equivalents (1)	$ 103,699	$ 74,539	$ 75,102	$ 32,111	$ 30,485
Cash segregated in compliance with federal regulations (2)	475,969	417,501	426,062	347,095	532
Receivables from brokers, dealers, clearing organizations and clearing agents	23,426	34,867	36,033	19,404	527
Receivables from brokerage customers, net	93,932	77,022	58,133	56,985	-
Deposits with clearing organizations and clearing agents	23,964	20,180	11,243	14,498	-
Total assets	744,687	649,087	615,134	479,676	38,001
Capital lease obligations (3)	-	-	-	8	194
Shareholders' equity	143,958	118,205	82,521	49,325	29,746

(1) Includes restricted cash of $1.2 million, $1.4 million, $1.7 million, $1.9 million, and $2.2 million at December 31, 2007, 2006, 2005, 2004, and 2003, respectively. See Note 15 of Notes to Consolidated Financial Statements – COMMITMENTS AND CONTINGENCIES – *Restricted Cash*. Based upon the year-end calculation of cash segregated in compliance with federal regulations (see below), cash and cash equivalents may increase or decrease on the first or second business day subsequent to year end. On January 2, 2008, cash and cash equivalents decreased by $7.0 million. On January 3, 2007, cash and cash equivalents increased by $7.6 million. On January 4, 2006, $9.5 million of the $75.1 million of cash and cash equivalents was transferred to cash segregated in compliance with federal regulations. On January 4, 2005, cash and cash equivalents was increased by $4.0 million. See Note 2 below.

(2) On the first or second business day of each month, if required, this amount is adjusted based upon the month-end calculation. On January 2, 2008, the December 31, 2007 cash segregated in compliance with federal regulations of $476.0 million was increased by $7.0 million to $483.0 million. On January 3, 2007, the December 31, 2006 cash segregated in compliance with federal regulations of $417.5 million was decreased by $7.6 million to $409.9 million. On January 4, 2006, the $426.1 million of cash segregated in compliance with federal regulations as of December 31, 2005 was increased by $9.5 million to $435.6 million. On January 4, 2005, the December 31, 2004 cash segregated in compliance with federal regulations of $347.1 million was decreased by $4.0 million to $343.1 million.

(3) Capital lease obligations, if any, are included in "accrued expenses" in the Consolidated Balance Sheets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained in this report and the Risk Factors set forth in Item 1A of this report.

Overview

TradeStation Group, Inc., a Florida corporation formed in 2000, is the successor company to a publicly-held trading software company that was formed in 1982. TradeStation Group is listed on The NASDAQ Global Select Market under the symbol "TRAD." TradeStation Securities, Inc., an online broker-dealer and futures commission merchant, and TradeStation Technologies, Inc., a trading technology company, are TradeStation Group's two established operating subsidiaries. The company's core product/service, which is offered by TradeStation Securities, is *TradeStation*, an award-winning electronic trading platform that enables traders to test and automate "rule-based" trading strategies (both technical and fundamental) across multiple asset classes, namely, equities, equity and index options, futures and forex. The company's third subsidiary, TradeStation Europe

Limited, a United Kingdom private company authorized and regulated by the UK FSA as an introducing broker, is in an early phase of operations. TradeStation Securities is a leading online brokerage firm that serves the active trader and certain institutional trader markets, and is the company's principal operating subsidiary. TradeStation Securities is a member of the NYSE, FINRA, SIPC, NFA, DTCC, OCC, AMEX, BOX, CBOE, CHX, ISE, NYSE ARCA and PHLX. TradeStation Securities' business is also subject to the rules and requirements of the SEC, CFTC and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). TradeStation Securities self-clears most of its equities and equity options business, and uses an established futures clearing firm and an established forex dealer firm to clear its futures and forex business.

TradeStation Securities' revenues consist primarily of transactional commissions and fees (including monthly platform fees) and interest derived from customer balances and margin lending to customers. With respect to monthly platform fees (a $99.95 charge made to less active brokerage customers for being granted access to use the *TradeStation* trading platform), beginning September 1, 2005 we launched a series of strategic marketing initiatives, the most recent as of November 1, 2006, which have reduced materially the trading activity thresholds that need to be met to qualify for a waiver of the monthly platform fee. Effective December 1, 2005, we also launched a strategic marketing initiative designed to attract high-volume futures traders – a change from our one-price-fits-all futures commission structure to a tiered commission structure that rewards more active traders with lower pricing.

Beginning in September 2004, TradeStation Securities commenced equities self-clearing operations for its active trader client base and commenced omnibus clearing of its standardized equity option trades through Broadcort, a division of Merrill Lynch. Beginning March 29, 2005, following issuance of its membership in the OCC, TradeStation Securities commenced full self-clearing of its standardized equity options trades for its active trader client base and terminated Broadcort's clearing services. Self-clearing has provided substantial cost savings and efficiencies. TradeStation Securities currently clears institutional account securities trades through Bear, Stearns Securities Corp. on a fully-disclosed basis, or provides order execution services on a DVP/RVP basis with the orders cleared and settled by the client's prime brokerage firm. Futures trades are cleared through R.J. O'Brien & Associates on a fully-disclosed basis and, for certain institutional futures accounts, order execution services are provided on a "give-up" basis with the orders cleared and settled by the client's prime brokerage firm. Forex trades, through July 15, 2005, were cleared through R.J. O'Brien Foreign Exchange and, subsequent to July 15, 2005, through GAIN Capital Group, Inc., each on a fully-disclosed basis (Bear, Stearns Securities Corp., Broadcort, R.J. O'Brien & Associates, R.J. O'Brien Foreign Exchange, and GAIN Capital Group, Inc. are collectively referred to as "clearing agents" or "clearing agent firms"). In an amendment dated as of October 1, 2007, TradeStation Securities and GAIN Capital extended their agreement to December 31, 2009, and GAIN agreed to make available to TradeStation's forex customers the "inside" quotes and spreads generally made available to GAIN's institutional customers that demand or seek the tightest inside spreads per currency pair, in exchange for TradeStation's agreement to no longer share those spreads with GAIN Capital. On March 1, 2008, TradeStation and R.J. O'Brien extended their agreement to December 31, 2010. The extended term provides for the payment of higher fixed monthly clearing fees for all electronic futures contracts, and incremental per contract clearing fees if TradeStation's futures volume reaches a certain level (far above its current volume), and continues to provide interest sharing on futures account cash balances substantially similar to the interest-sharing arrangement that had been in place.

Effective January 1, 2006, a brokerage account has been defined as an account that either has a positive asset balance of at least $200 or has had activity within the past 180 days. In other words, an account is deemed inactive and is not included in counting total brokerage accounts if it has less than a $200 balance and has had no activity within the past 180 days. The effect of this modified account definition was a net positive adjustment of 511 accounts as of January 1, 2006 (i.e., a positive adjustment to the number of futures and forex accounts exceeded a negative adjustment to the number of equities accounts by 511). Periods prior to 2006 have not been and will not be restated to reflect the modification to the definition. As of December 31, 2007, TradeStation Securities had 36,736 equities, futures and forex accounts (the vast majority of which were equities and futures accounts), a net increase of 5,234 accounts, or 17%, when compared to the 31,502 accounts as of January 1, 2007.

During the year ended December 31, 2007, TradeStation Securities' brokerage customer account base averaged 79,928 daily average revenue trades (often called "DARTs"), an increase of 32% when compared to 60,706 during 2006. The following table presents certain brokerage metrics and account information:

	For the Years Ended December 31,			% Change	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Daily average revenue trades (DARTs)	79,928	60,706	42,714	32%	42%
Client Trading Activity – Per Account					
Trades	632	512	513	23%	0%
Net revenue per account	$ 4,154	$ 4,147	$ 4,129	0%	0%

	As of			% Change	
	Dec 31, 2007	Dec 31, 2006	Jan 1, 2006	Dec 31, 2007 vs. Dec 31, 2006	Dec 31, 2006 vs. Jan 1, 2006
Client Account Information					
Total brokerage accounts	36,736	31,502	24,484	17%	29%
Average assets per account – equities	$79,169	$79,998	$85,196	(1)%	(6)%
Average assets per account – futures	$18,829	$19,034	$17,424	(1)%	9%

We compute DARTs as follows: For equities and equity and index options, a revenue trade included to calculate DARTs is a commissionable trade order placed by the customer and executed, regardless of the number of shares or contracts included in the trade order. For futures and forex, a revenue trade included to calculate DARTs is one round-turn commissionable futures contract traded, or one round-turn lot (or forex deal) traded, regardless of the number of individual orders made and executed (i.e., one futures or forex order may contain numerous contracts or deals, but each round-turn contract and deal is counted as a separate revenue trade). When viewing our DARTs, it should be taken into account that, for equities and equity and index options, we charge commissions based on share volume and number of contracts traded (and not by revenue trade used to calculate DARTs). For futures, we charge commissions on a per contract basis (so each futures revenue trade included to calculate DARTs represents a round-turn commissionable contract traded). It should be noted that all DARTs are not equal. The revenue we derive from each revenue trade depends on the asset in question (equities, equity and index options, futures, forex – each has a different per unit revenue structure and cost structure), and, within each asset class, revenue per equity, contract or deal varies to the extent higher volume traders receive more favorable pricing, which they often do.

TradeStation Technologies, the company's other established operating subsidiary, owns all of our intellectual property. TradeStation Technologies also provides subscription services for *TradeStation.* The subscription version of *TradeStation* is an institutional-quality service that offers strategy trading software tools that generate real-time buy and sell alerts based upon the subscriber's programmed strategies, but does not include order execution. Subscribers are charged a monthly subscription fee.

We also have a United Kingdom subsidiary, TradeStation Europe Limited, which is currently in an early phase of operations. In February 2006, TradeStation Europe became authorized by the United Kingdom's FSA to act as a Securities and Futures Firm in the United Kingdom to introduce accounts to TradeStation Securities. The FSA category of authorization is "ISD Category D Arranger," meaning that TradeStation Europe may solicit and introduce UK clients who are active, experienced traders to its US affiliate for equities, options, futures and forex account services. In February 2007, TradeStation Europe obtained its European "passport" pursuant to which the company may use its FSA authorization to qualify to conduct similar business throughout the European Union.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 of Notes to Consolidated Financial Statements included in this report – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Brokerage Commissions and Fees and Net Interest Income

Brokerage commissions and fees and net interest income are the key components of our results of operations and are comprised mainly of: (i) brokerage commissions and fees earned from securities, futures and forex transactions and, to a lesser extent, monthly platform fees earned from brokerage customers using the *TradeStation* online trading platform; and (ii) net interest earned and paid from self-clearing operations (primarily interest earned on brokerage customer cash balances and interest earned from brokerage customer margin debit balances), interest revenue sharing arrangements with clearing agent firms, and interest on corporate cash and cash equivalents. Brokerage commission income and related clearing costs are recorded on a trade date basis as transactions occur. Platform fees are recorded on a monthly basis as services are provided. Interest revenue and interest expense are recorded as interest is earned or incurred.

Income Taxes

We adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), effective January 1, 2007. FIN 48 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also prescribes guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Previously, we had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies.* As required by FIN 48, we recognized the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied FIN 48 to all tax positions for which the statute of limitations remained open. The adoption of FIN 48 on January 1, 2007 did not require any cumulative effect adjustments to beginning retained earnings and did not have a material effect on our consolidated financial statements. As of January 1, 2007, we had a liability for unrecognized tax benefits of $560,000, which was increased to $638,000 during the 2007 year. If this tax benefit is recognized in the consolidated financial statements, it would not have a material impact to our effective tax rate because the difference is temporary in nature. We do not anticipate any significant changes in uncertain tax positions over the next twelve months.

In accordance with SFAS No. 109, *Accounting for Income Taxes,* deferred income tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates and determines on a periodic basis the amount of the valuation allowance required and adjusts the valuation allowance as needed. As of December 31, 2007 and 2006, we had no valuation allowance on our deferred income tax assets. In December 2005, we reversed a valuation allowance of $926,500. The result of the $926,500 reversal was a reduction to the 2005 income tax provision recorded in the consolidated statement of income. The 2005 decision to reverse the valuation allowance was triggered by our continued profitability and the accelerated growth of our income before income taxes during the previous four years, as well as the expectation that we will continue to have income before income taxes in future years. On a periodic basis, we will continue to evaluate our remaining deferred income tax assets to determine if a valuation allowance is required.

See Note 11 of Notes to the Consolidated Financial Statements – INCOME TAXES for additional discussion of income taxes.

Uninsured Loss Reserves

Effective June 1, 2002, we decided to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers or software subscribers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon our assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to our business. We recently reviewed this insurance with insurance agents and our view remains unchanged. Each quarter, we continue to evaluate our accruals, if any, for settlements related to claims and potential claims. Estimates of settlements for such potential claims, including related legal fees, are accrued in the consolidated financial statements, as necessary. During 2005, we recorded approximately $300,000 of expenses primarily as a result of the final resolution of two unreserved customer claims (one an arbitration award, one a settlement) initiated in prior periods. As of December 31, 2007, we had recorded $750,000 for a tentative settlement with FINRA regarding its investigation of our OATS reporting in prior periods, and such amount was paid in January 2008.

Results of Operations

For the three years ended December 31, 2007, we operated in two principal business segments: (i) brokerage services; and (ii) software products and services. The brokerage services segment primarily represents the operations of TradeStation Securities and, to a lesser extent, the operations of TradeSation Europe Limited. The software products and services segment represents the operations of

TradeStation Technologies. We ceased marketing our legacy software products and subscription software services in 2000. As a result, our primary sources of consolidated revenue are currently generated from the brokerage services segment, and the brokerage services segment should continue to produce most of our revenues for the foreseeable future. For the years ended December 31, 2007, 2006 and 2005, the brokerage services segment accounted for approximately 94%, 92% and 89%, respectively, of our total consolidated net revenues. For the years ended December 31, 2007, 2006 and 2005, approximately 52%, 56% and 60%, respectively, of net revenue from the brokerage services segment was derived from equities and standardized equity option accounts. Conversely, for the years ended December 31, 2007, 2006, and 2005, approximately 48%, 44% and 40%, respectively, of net revenue from the brokerage services segment was derived from futures and forex accounts. Given the size of the percentage of revenue from the brokerage services segment, other than our discussion and table in Note 16 of Notes to Consolidated Financial Statements – SEGMENT AND RELATED INFORMATION, we will discuss our results of operations for the overall company instead of on a segmented basis. See also Note 17 of Notes to Consolidated Financial Statements - UNAUDITED QUARTERLY FINANCIAL INFORMATION, for quarterly unaudited financial information for fiscal years 2007 and 2006. The following table summarizes our consolidated statements of income data and presentation of that data as a dollar change and percentage of change from period to period:

	For the Years Ended December 31,			2007 vs. 2006 Variance		2006 vs. 2005 Variance	
	2007	2006	2005	$	%	$	%
	(In thousands, except percentages)						
Revenues:							
Brokerage commissions and fees	$ 99,945	$ 78,829	$ 65,953	$ 21,116	27	$12,876	20
Interest income	47,924	44,587	24,490	3,337	7	20,097	82
Brokerage interest expense	5,120	4,635	3,513	485	10	1,122	32
Net interest income	42,804	39,952	20,977	2,852	7	18,975	90
Subscription fees	7,948	8,584	8,120	(636)	(7)	464	6
Other	858	1,181	1,949	(323)	(27)	(768)	(39)
Net revenues	151,555	128,546	96,999	23,009	18	31,547	33
Expenses:							
Employee compensation and benefits	34,179	29,379	23,027	4,800	16	6,352	28
Clearing and execution	32,262	26,107	20,097	6,155	24	6,010	30
Data centers and communications	8,186	6,453	5,714	1,733	27	739	13
Advertising	5,587	4,315	3,830	1,272	29	485	13
Professional services	3,270	3,411	2,987	(141)	(4)	424	14
Occupancy and equipment	2,802	2,549	2,641	253	10	(92)	(3)
Depreciation and amortization	4,009	2,508	1,771	1,501	60	737	42
Other	5,161	3,854	4,415	1,307	34	(561)	(13)
Total expenses	95,456	78,576	64,482	16,880	21	14,094	22
Income before income taxes	56,099	49,970	32,517	6,129	12	17,453	54
Income tax provision	20,728	18,951	11,451	1,777	9	7,500	65
Net income	$ 35,371	$ 31,019	$ 21,066	$ 4,352	14	$ 9,953	47

Years Ended December 31, 2007 and 2006

Net revenues were $151.6 million for the year ended December 31, 2007, as compared to $128.5 million for the year ended December 31, 2006, an increase of $23.0 million, or 18%. The primary reasons for this growth were increases in brokerage commissions and fees of $21.1 million, or 27%, as a result of higher trade volume related mostly to growing our brokerage account base and higher market volatility in the second half of 2007, and an increase in net interest income of $2.9 million, or

7%, as a result of higher aggregate cash and margin balances, partially offset by a decrease in subscription fees and other revenues and decreases in the federal funds target rate of interest, which affected the rate of growth of our net interest income.

Net income was approximately $35.4 million for the year ended December 31, 2007, as compared to approximately $31.0 million for the year ended December 31, 2006, an increase of approximately $4.4 million, or 14%, due primarily to our 18% year-over-year increase in net revenues and a lower effective tax rate in 2007, partially offset by a 21% year-over-year increase in total expenses.

Income before income taxes was $56.1 million (37% of net revenues) for the year ended December 31, 2007, as compared to $50.0 million (39% of net revenues) for the year ended December 31, 2006, an increase of $6.1 million, or 12%. Our improvement in income before income taxes was due primarily to our increased brokerage commissions and fees of $21.1 million and increased net interest income of $2.9 million, partially offset by increased clearing and execution costs of $6.2 million and increased employee compensation and benefits of $4.8 million. Our pre-tax margin (income before income taxes divided by net revenues) decreased from 39% to 37% due primarily to the increase in employee compensation and benefits, which resulted from merit increases and increased employee headcount, and in other fixed costs associated with the growth of the Company's infrastructure.

During the year ended December 31, 2007, we recorded an income tax provision of $20.7 million, or 37% of our income before income taxes, as compared with $19.0 million, or 38% of our income before income taxes, during the year ended December 31, 2006.

Revenues

Brokerage Commissions and Fees – Brokerage commissions and fees are comprised mainly of commissions for securities, futures and forex transactions and, to a lesser extent, monthly platform and other fees earned from brokerage customers using the *TradeStation* online trading platform or other brokerage services. For the year ended December 31, 2007, brokerage commissions and fees were approximately $99.9 million, as compared to approximately $78.8 million for the year ended December 31, 2006. This $21.1 million, or 27%, increase was due primarily to increased brokerage commissions of $16.7 million from higher trading volume related primarily to growing our brokerage customer account base and increased market volatility in 2007 (generally, as market volatility increases our customer accounts' trade volume increases) and, to a lesser extent, revenue received for providing order flow of equity option trades (which began in the first quarter of 2007) of $2.1 million, increased platform and other fees, related to account growth, of $1.2 million and exchange fee revenue of $1.2 million resulting from a change in classification as revenue, beginning July 1, 2007, of certain exchange fees previously recorded as an offset to expenses. This change in classification resulted from the company increasing its fees for certain exchange products in excess of the amount it is charged for such products by the vendors of those data service products. We continuously review and assess our pricing – both commissions and platform fees. Our brokerage commissions and fees in future periods will depend on a number of factors, including our ability to add new accounts and retain existing accounts, market volatility and other market conditions, success or failure of sales and marketing campaigns, and competitive price pressure.

Interest Income – Interest income is comprised of interest earned from self-clearing operations (primarily interest earned on brokerage customer cash balances and interest earned from brokerage customer margin debit balances), interest revenue-sharing arrangements with clearing agent firms, and interest on corporate cash and cash equivalents and marketable securities. Most of our interest income is tied directly or indirectly to the federal funds target rate of interest. For the year ended December

31, 2007, interest income was $47.9 million as compared to $44.6 million for the year ended December 31, 2006. This $3.3 million, or 7%, increase was due primarily to account growth, partially offset by decreases in the federal funds target rate of interest. The weighted average rate of interest for equities accounts is based upon the federal funds daily effective rate of interest (which is driven by the target rate and the direction the markets believe the target rate will move) and, for futures accounts, it is based directly on the federal funds target rate of interest. Our weighted average interest rate will likely be substantially lower during the year ended December 31, 2008 as compared to our weighted average interest rate during the year ended December 31, 2007. On September 18, 2007, the federal funds target rate of interest was reduced by 50 basis points, and on each of October 31st and December 11th it was reduced by another 25 basis points. In 2008, the federal funds target rate of interest was further reduced by 75 basis points on January 22nd and by 50 basis points on January 30th to its current rate of 3.00%, and more rate cuts are expected. We estimate, based on the size and nature of our customer assets as of December 31, 2007 (and assuming for this purpose there is no increase or decrease in those customer assets), that each basis point increase or decrease in the federal funds target rate of interest impacts our annual net income by approximately $60,000. Interest income for future periods may be materially affected by further decreases, "no actions" or by unexpected increases of the federal funds target rate of interest and the extent, if any, by which our customer cash account balances increase or decrease, as well as any decisions we may make to provide more or less favorable debit or credit interest rates to our customers.

Brokerage Interest Expense – Brokerage interest expense consists of amounts paid or payable to brokerage customers based on credit balances maintained in brokerage accounts and other brokerage-related interest expense. Brokerage interest expense does not include interest on company borrowings, which, if any, would be included in *Expenses – Other* below. For the year ended December 31, 2007, brokerage interest expense was $5.1 million, as compared to $4.6 million for the year ended December 31, 2006. This $486,000, or 10%, increase was due primarily to account growth and, to a lesser extent, an increase in the interest rates offered to equities customers on the cash balances in their accounts. During 2007, the average annual credit interest rate paid to our equities customers was approximately 1.25%, as compared to 1.19% during 2006. Futures and forex customers are not paid interest on the cash balances in their accounts. As of December 31, 2007, our equities customers earned interest at the rate of 1.25% per annum on the portion, if any, of their cash balances in excess of $10,000. Factors that will affect brokerage interest expense in the future include: the growth (if any) and mix of growth of our brokerage customer base in equities, futures and forex; average assets per account and the portion of account assets held in cash; and future decisions concerning credit or debit interest rates offered to our equities, futures and forex customers (as a result of changes in the federal funds target rate of interest or for other business reasons). As of January 2008, in response to the third and fourth quarter 2007 reductions in the federal funds target rate of interest, the interest rate we paid to our equities customers with account balances in excess of $10,000, for the portion in excess of $10,000, was reduced from 1.25% to 1.00% per annum.

Subscription Fees – Subscription fees are primarily comprised of monthly fees earned by our TradeStation Technologies subsidiary for providing streaming, real-time, Internet-based trading analysis software tools and data services to non-brokerage customers. Subscription fees were approximately $7.9 million for the year ended December 31, 2007, as compared to approximately $8.6 million for the year ended December 31, 2006, a decrease of $636,000 or 7%. This decrease in subscription fees was due to a decrease in the number of subscribers. The decrease was partially offset by a monthly price increase, effective May 1, 2006, of approximately $50 per subscription. The amount of subscription fees in the future will depend upon the number of subscription terminations each month and the number of new subscriptions each month. Subscription services and legacy customer software products have not been marketed since 2000, so it is expected that subscription terminations will continue to exceed new subscriptions.

Other – Other revenues consist primarily of fees for our training workshops that help customers take full advantage of the state-of-the-art features of the *TradeStation* electronic trading platform and, to a lesser extent, direct sales of our legacy customer software products and royalties and similar fees received from third parties whose customers use our legacy software products. Other revenues were approximately $858,000 for the year ended December 31, 2007, as compared to approximately $1.2 million for the year ended December 31, 2006, a decrease of $323,000, or 27%. This decrease was due primarily to a $416,000 decrease in royalties and similar fees received from third parties, partially offset by an increase in training workshop revenue of $63,000. The decrease in royalties is the result of not having marketed legacy customer software products since 2000. As expected, royalties and similar fees from third parties have continued to decrease and reached a *de minimus* amount in 2007.

Expenses

Employee Compensation and Benefits – Employee compensation and benefits expenses are comprised primarily of employee salaries, sales commissions, bonuses, stock-based compensation and, to a lesser extent, payroll taxes, employee benefits (including group health insurance and employer contributions to benefit programs), recruitment, temporary employee services and other related employee costs. Employee compensation and benefits expenses were $34.2 million for the year ended December 31, 2007, as compared to $29.4 million for the year ended December 31, 2006, an increase of $4.8 million, or 16%. This increase was due primarily to increases in wages paid to employees of $2.7 million, stock-based compensation of $941,000, sales commissions of $665,000, and, to a lesser extent, increases in employee benefits of $479,000, recruitment and related expenses of $303,000 and payroll taxes of $196,000, partially offset by a decrease in bonus expense of $472,000. The increase in wages was due primarily to our annual salary merit increases (effective January 2007) and increased headcount. At December 31, 2007, there were 318 full-time equivalent employees as compared to 302 full-time equivalent employees, a 5% increase, at December 31, 2006. Employee compensation and benefits expenses are anticipated to increase during 2008 due to annual merit increases, planned additions to employee headcount to support the anticipated growth of our business, and the expected 100% acceleration of vesting of employee stock options granted prior to February 2007 to our Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Growth Officer. The 100% acceleration of vesting is expected under a provision of their stock option agreements that is triggered if the aggregate beneficial ownership of William Cruz and Ralph Cruz, the company's founders and Co-Chairmen of the Board, falls beneath 25% -- which may occur as early as the 2008 second quarter, pursuant to 10b5-1 sales programs the Cruzes entered into in February 2008. If this event occurs, the net additional compensation and benefits expense from this acceleration would be approximately $1.2 million and $834,000 for the 2008 second quarter and for the year ending December 31, 2008, respectively. Of this amount, the expense associated with our Chief Executive Officer would be approximately $753,000 and $528,000 for the 2008 second quarter and for the year ending December 31, 2008, respectively.

Clearing and Execution – Clearing and execution expenses include the costs associated with executing and clearing customer trades, including fees paid to clearing agents and clearing organizations, exchanges and other market centers, fees and royalties paid for the licensing of self-clearing, back-office software systems and related services, and commissions paid to third-party broker-dealers. Clearing and execution expenses were approximately $32.3 million for the year ended December 31, 2007, as compared to $26.1 million for the year ended December 31, 2006, an increase of $6.2 million or 24%, as a result of higher trade volume that resulted from the growth of accounts and higher market volatility. Clearing and execution costs as a percentage of brokerage commissions and fees, which will vary depending on the mix of business, decreased to 32% during 2007, as compared to 33% during 2006.

Data Centers and Communications – Data centers and communications expenses are comprised of: (i) data communications costs necessary to connect our server farms directly to electronic marketplaces, data sources and to each other; (ii) data communications costs and rack space at our facilities where the data server farms are located; (iii) data distribution and exchange fees; and (iv) telephone, Internet and other communications costs. Data centers and communications expenses were approximately $8.2 million for the year ended December 31, 2007, as compared to $6.5 million for the year ended December 31, 2006, an increase of $1.7 million, or 27%. The increase was primarily a result of a $637,000 increase in circuits to connect our server farms to data providers and electronic marketplaces, a $510,000 increase in rack space, power and bandwidth charges at our server farms, a $445,000 increase in exchange fees (net of certain recoveries), and a $140,000 increase in server maintenance and other telecommunication expenses. The increase in exchange fees was impacted by the classification as revenue, beginning July 1, 2007, of certain fees charged to customers, which were recorded as an offset to data centers and communications expense during the prior year. This change in classification resulted from the company increasing its fees for certain exchange products in excess of the amount it is charged for such products by the vendors of those data service products. We anticipate data centers and communications expenses to increase during 2008 due to the expansion of capacity recently made to our data server farms and as we grow our customer base.

Advertising – Advertising expenses are comprised of marketing programs, primarily: advertising in various media, including direct mail, television and print media; account opening kits, and related postage; brochures; and other promotional items, including exhibit costs for industry events. Advertising expenses for the year ended December 31, 2007 were $5.6 million, as compared to $4.3 million for the year ended December 31, 2006, an increase of $1.3 million, or 29%, due primarily to increased media placement during 2007. Our advertising expenses in future quarters may vary significantly as a result of several factors. Those factors include the success of current and future sales and marketing campaigns and strategies, departmental, third-party service and other structural or strategy changes that may occur over time and from time to time, and the evolution of our sales force.

Professional Services – Professional services expenses are comprised of fees for legal, accounting, tax, and other professional and consulting services. Professional services expenses were $3.3 million for the year ended December 31, 2007, as compared to $3.4 million for the year ended December 31, 2006, a decrease of $140,000, or 4%, due primarily to $443,000 in reimbursed legal fees resulting from a May 2007 verdict in favor of the company and its directors and officers in a securities fraud litigation, and decreases in fees for accounting and tax professionals of $113,000, partially offset by an increase in legal fees and costs arising from other disputes and regulatory matters of $400,000. During the first quarter of 2008, we expect legal costs to increase as a result of a trial that concluded in February 2008. See Note 15 of the Consolidated Financial Statements – COMMITMENTS AND CONTINGENCIES – *Litigation and Claims.*

Occupancy and Equipment – Occupancy and equipment expenses include rent, utilities, property taxes, repairs, maintenance and other expenses pertaining to our office space. Occupancy and equipment expenses were $2.8 million for the year ended December 31, 2007, as compared to $2.5 million for the year ended December 31, 2006, an increase of $254,000, or 10%, due primarily to our Chicago office (which opened in June 2006) and an increase in facility operating expenses for our Plantation, Florida office.

Depreciation and Amortization – Depreciation and amortization expenses consist primarily of depreciation on property and equipment and, to a lesser extent, amortization of intangible assets. Depreciation and amortization expenses were $4.0 million for the year ended December 31, 2007, as compared to $2.5 million for the year ended December 31, 2006, an increase of $1.5 million, or 60%. This increase was due primarily to higher depreciation of fixed assets related to an increase in the amount of capital expenditures in 2006 and, to a lesser extent, during 2007. During 2006, we had capital expenditures of $8.1 million, the majority of which were made in the third and fourth quarters of 2006. During 2007, we had capital expenditures of $2.3 million. The capital expenditures in both periods were mostly computer hardware to support the growth of our data server farms and, to a lesser extent (in 2006), fixed assets and leasehold improvements related to our Chicago office and an upgrade to our telephone and recording systems. We expect depreciation expense to continue to increase based upon the level of capital we deem necessary to support the growth in our business and to enhance and improve the quality and reliability of our brokerage services.

Other – Other expenses include insurance, regulatory fees and related costs, employee travel and entertainment, settlements for legal matters, costs related to our users conference and training workshops, software maintenance, public company expenses, supplies, postage, exchange memberships, customer debits and errors, bank charges and other administrative expenses. Other expenses were $5.2 million for the year ended December 31, 2007, as compared to $3.9 million for the year ended December 31, 2006, an increase of $1.3 million, or 34%. This increase was due primarily to a $675,000 increase in a reserve for a regulatory matter, increases in software maintenance of $276,000, and increased customer debits and errors of $185,000. The increase in customer debits and errors was due primarily to the 2006 first quarter collection of $200,000 of a receivable from a brokerage customer, previously considered uncollectible and fully reserved.

Years Ended December 31, 2006 and 2005

Net revenues were $128.5 million for the year ended December 31, 2006, as compared to $97.0 million for the year ended December 31, 2005, an increase of $31.5 million, or 33%, due to an increase in net interest income of $19.0 million, or 90%, and an increase in brokerage commissions and fees of approximately $12.9 million, or 20%, partially offset by slight decreases in subscription fees and other revenues.

Net income was approximately $31.0 million for the year ended December 31, 2006, as compared to approximately $21.1 million for the year ended December 31, 2005, an increase of approximately $10.0 million, or 47%, due primarily to our 33% year-over-year increase in net revenues and the increase of our income before income taxes margin from 34% to 39%, partially offset by a higher effective tax rate in 2006.

Income before income taxes was $50.0 million (39% of net revenues) for the year ended December 31, 2006, as compared to $32.5 million (34% of net revenues) for the year ended December 31, 2005, an increase of $17.5 million, or 54%. Our improvement in income before income taxes was due primarily to our increase in net interest income of $19.0 million and our increases in brokerage commissions and fees of $12.9 million, partially offset by an increase in employee compensation and benefits of $6.4 million and increased clearing and execution costs of $6.0 million. The increase in our income before income taxes margin from 34% to 39% was due primarily to our increased net interest income, which has virtually no cost or expense associated with it.

During the year ended December 31, 2006, we recorded an income tax provision of $19.0 million or 38% of our income before income taxes, as compared with $11.5 million or 35% of our income before income taxes during the year ended December 31, 2005. In 2005, our effective income tax rate of approximately 38% was partially offset by the reversal of the remaining $926,500 of our valuation allowance on our deferred income tax assets. See "Income Taxes" below.

Revenues

Brokerage Commissions and Fees – For the year ended December 31, 2006, brokerage commissions and fees were approximately $78.8 million, as compared to approximately $66.0 million for the year ended December 31, 2005. This $12.9 million, or 20%, increase was due primarily to increased brokerage commissions of $14.2 million from higher trading volume related mostly to growing our brokerage customer account base, partially offset by reduced futures commission pricing, and by a decrease in platform and other fees of $1.3 million as a result of reduced trading activity thresholds required to qualify for a waiver of our monthly platform fee.

Interest Income – For the year ended December 31, 2006, interest income was $44.6 million as compared to $24.5 million for the year ended December 31, 2005. This $20.1 million, or 82%, increase was due primarily to increased interest rates, a full year of a more favorable interest income-sharing arrangement with our futures clearing agent and increased base margin debit interest rates and increased balances from account growth. During 2005, the federal funds target rate of interest was increased eight times, from 2.25% to 4.25%. During the first half of 2006, the federal funds target rate of interest was increased by 25 basis points four times, from 4.25% to 5.25% (where it remained as of December 31, 2006). These increases resulted in increases in the amounts we earned on our clients' cash account balances and the amounts we charged our customers for margin lending. During the year ended December 31, 2006, the weighted average federal funds target rate of interest was approximately 4.96%, an increase of 177 basis points, or 55%, as compared with the weighted average rate of 3.19% for the same period in 2005. Also, during the year ended December 31, 2006, the weighted average interest rate from income-sharing revenue earned from our futures clients was approximately 4.71%, an increase of 245 basis points, or 108%, as compared with the weighted average rate of 2.26% for the same period in 2005. During the year ended December 31, 2006, the weighted average base margin debit rate that we charged our customers was 8.19%, which was 79 basis points, or 11%, higher than the weighted average rate of 7.40% that we charged to our customers during the same period of 2005.

Brokerage Interest Expense – For the year ended December 31, 2006, brokerage interest expense was $4.6 million, as compared to $3.5 million for the year ended December 31, 2005. This $1.1 million, or 32%, increase was due primarily to account growth and increased interest rates. During 2006, the average annual credit interest rate paid to our customers was approximately 1.19%, as compared to 1.00% during 2005.

Subscription Fees – Subscription fees were approximately $8.6 million for the year ended December 31, 2006, as compared to approximately $8.1 million for the year ended December 31, 2005, an increase of $464,000 or 6%. This increase in subscription fees was due to a monthly price increase, effective May 1, 2006, of approximately $50 for each subscription. The increase in price was partially offset by a decrease in the number of subscribers.

Other – Other revenues were approximately $1.2 million for the year ended December 31, 2006, as compared to approximately $1.9 million for the year ended December 31, 2005, a decrease of $768,000, or 39%. This decrease was due primarily to a $539,000 decrease in royalties and similar fees received from third parties and a $312,000 decrease in revenue from our 2005 users conference (not held in 2006), partially offset by increased revenues from training workshops. The decrease in royalties is the result of not having marketed legacy customer software products since 2000.

Expenses

Employee Compensation and Benefits – Employee compensation and benefits expenses were $29.4 million for the year ended December 31, 2006, as compared to $23.0 million for the year ended December 31, 2005, an increase of $6.4 million, or 28%. This increase was due primarily to increases in wages paid to employees of $2.5 million, stock-based compensation of $1.8 million, sales commissions of $852,000, accrued bonus of $400,000, and, to a lesser extent, increases in employee benefits, recruitment and related expenses, and payroll taxes. The increase in wages was due primarily to our annual salary merit increases (effective January 2006) and increased headcount. During the year ended December 31, 2006, there was an average of 284 full-time equivalent employees as compared to 263 full-time equivalent employees during the year ended December 31, 2005. At December 31, 2006, there were 302 full-time equivalent employees as compared to 266 full-time equivalent employees at December 31, 2005.

Clearing and Execution – Clearing and execution expenses were approximately $26.1 million for the year ended December 31, 2006, as compared to $20.1 million for the year ended December 31, 2005, an increase of $6.0 million, or 30%, as a result of higher trade volume. Clearing and execution costs as a percentage of brokerage commissions and fees increased to 33% during 2006, as compared to 30% during 2005. This increase in clearing and execution expenses, as a percentage of brokerage commissions and fees, was due primarily to lower platform fees as a result of reduced trading activity thresholds that needed to be met to qualify for a waiver of the monthly platform fee, a new futures brokerage commission structure that rewards more active traders with lower pricing, and a change in mix (i.e., futures versus equities) to lower margin trades, partially offset by the benefits received from self-clearing of equity option trades for the entire twelve-month period in 2006 (as opposed to only three quarters in 2005) and the continued benefits of equities self-clearing and reduced clearing fee rates for futures.

Data Centers and Communications – Data centers and communications expenses were approximately $6.5 million for the year ended December 31, 2006, as compared to $5.7 million for the year ended December 31, 2005, an increase of $739,000, or 13%. This increase is due primarily to increases in bandwidth charges and rack space at our server farms of $370,000, increases in server maintenance related to our data server upgrades of $201,000, and, to a lesser extent, increased circuits to connect our data farms to data providers and electronic marketplaces and other communications costs.

Advertising – Advertising expenses for the year ended December 31, 2006 were $4.3 million, as compared to $3.8 million for the year ended December 31, 2005, an increase of $485,000, or 13%, due primarily to increased media placement during 2006.

Professional Services –Professional services expenses were $3.4 million for the year ended December 31, 2006, as compared to $3.0 million for the year ended December 31, 2005, an increase of $424,000, or 14%, due primarily to increased legal fees, accounting fees and increased use of consultants.

Occupancy and Equipment – Occupancy and equipment expenses were $2.5 million for the year ended December 31, 2006, as compared to $2.6 million for the year ended December 31, 2005, a decrease of $92,000, or 3%, due primarily to the reversal of most of the allowance established for a sub-tenant in default and partially offset by the increase in rent due for our new offices in Chicago and London.

Depreciation and Amortization – Depreciation and amortization expenses were $2.5 million for the year ended December 31, 2006, as compared to $1.8 million for the year ended December 31, 2005, an increase of $737,000, or 42%. This increase was due primarily to higher depreciation of fixed assets related to an increase in the amount of capital expenditures in 2006. During 2006, we had capital expenditures of $8.1 million, as compared to $1.9 million in 2005. The 2006 capital expenditures were mostly for computer hardware needed to support the growth of our data server farms and, to a lesser extent, fixed assets and leasehold improvements related to our Chicago office and an upgrade to our telephone and recording systems.

Other – Other expenses were $3.9 million for the year ended December 31, 2006, as compared to $4.4 million for the year ended December 31, 2005, a decrease of $561,000, or 13%. This decrease was due primarily to $343,000 of expenses from our user conference held in 2005 (not held in 2006), a decrease of $232,000 related to settlements, a decrease in customer debits and errors of $209,000, and a decrease in insurance of $145,000, partially offset by increases in software maintenance of $157,000, travel and entertainment of $134,000, and a gain from an exchange membership (recorded in 2005) of $123,000. The decrease in customer debits and errors was due primarily to the collection, in 2006, of $200,000 of a receivable from a brokerage customer, previously considered uncollectible and fully reserved. The decrease in settlements was primarily related to expenses recorded in 2005 for the final resolution of two unreserved customer claims (one an arbitration award, one a settlement) initiated in prior periods.

Income Taxes

During the year ended December 31, 2007, we recorded an income tax provision of $20.7 million, or 37% of our income before income taxes, as compared with $19.0 million, or 38% of our income before income taxes, during the year ended December 31, 2006. The decrease in our annual effective income tax rate was due primarily to the impact of increased investments in federal tax free instruments and a reduction in our Florida state income allocation. In 2005, our effective income tax rate of approximately 38% was partially offset by a reversal of a $926,500 valuation allowance on our deferred income tax assets.

In accordance with SFAS No. 109, deferred income tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. On a periodic basis, management evaluates and determines the amount of the valuation allowance required and adjusts such valuation allowance accordingly. The 2005 decision to reverse the $926,500 valuation allowance was triggered by our continued profitability and the accelerated growth of our income before income taxes during the previous four years, as well as the expectation that we will continue to have income before income taxes in future years. The result of the $926,500 reversal was a reduction to the 2005 income tax provision recorded in the consolidated statement of income. There was no valuation allowance on our deferred income taxes as of December 31, 2007 or 2006. On a periodic basis, we will continue to evaluate our remaining deferred income tax assets to determine if a valuation allowance is required.

As of December 31, 2007, for financial reporting purposes, the company had available for federal income tax purposes total net operating loss carryforwards and income tax credit carryforwards of approximately $2.0 million and $124,000, respectively. The net operating loss carryforwards expire in 2019 and the tax credits expire between 2010 and 2019. These amounts are subject to annual usage limitations of approximately $545,000. These limitations are cumulative to the extent they are not utilized in any year.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Such adoption did not require any cumulative effect adjustments to beginning retained earnings and did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

See Note 11 of Notes to Consolidated Financial Statements – INCOME TAXES.

Variability of Results

The operating results for any quarter are not necessarily indicative of results for any future period or for the full year. Our quarterly revenues and operating results have varied in the past, and are likely to vary in the future. Such fluctuations are likely to result in volatility in the price of our common stock. See Item 1A. Risk Factors, and Note 17 of Notes to Consolidated Financial Statements – UNAUDITED QUARTERLY FINANCIAL INFORMATION.

Liquidity and Capital Resources

As of December 31, 2007, we had cash and cash equivalents of $103.7 million, of which $1.2 million was restricted in support of a facility lease. On January 2, 2008, as a result of TradeStation Securities' December 31, 2007 month-end calculation under Rule 15c3-3 of the Securities Exchange Act of 1934 (see below), $7.0 million of the $103.7 million of cash and cash equivalents shown on our consolidated balance sheet at December 31, 2007 was transferred to cash segregated in compliance with federal regulations. We had marketable securities of approximately $8.9 million at December 31, 2007, the majority of which can be tendered for sale upon notice (generally no longer than seven days) to the remarketing agent. See Note 2 of Notes to Consolidated Financial Statements – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *Marketable Securities*.

As of December 31, 2007, TradeStation Securities had: $476.0 million of cash segregated in compliance with federal regulations in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations; receivables from brokerage customers of $93.9 million; and receivables from brokers, dealers, clearing organizations and clearing agents of $23.4 million. Client margin loans are demand loan obligations secured in part by cash and/or readily marketable securities. Receivables from and payables to brokers, dealers, clearing organizations and clearing agents represent primarily current open transactions, which usually settle, or can be closed out, within a few business days.

Liquidity needs relating to client trading and margin borrowing activities are met primarily through cash balances in brokerage client accounts, which were $589.7 million at December 31, 2007. Management believes that brokerage cash balances and operating earnings will continue to be the primary source of liquidity for TradeStation Securities in the future.

TradeStation Securities is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's financial requirement (Regulation 1.17). TradeStation Securities calculates net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of (i) $250,000 and (ii) 2.0% of aggregate customer debit balances. Customer debit items are a function of customer margin receivables and may fluctuate significantly, resulting in a significant fluctuation in our net capital requirements. At December 31, 2007, TradeStation Securities had net capital of approximately $77.8 million (63.8% of aggregate debit items), which was approximately $75.4 million in excess of its required net capital of approximately $2.4 million.

In addition to net capital requirements, as a self-clearing broker-dealer TradeStation Securities is subject to DTCC, OCC, and other cash deposit requirements, which are and may continue to be large in relation to TradeStation Group's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of TradeStation Securities' active trader clients' securities trading activity. As of December 31, 2007, we had interest-bearing security deposits and short-term treasury bills totaling $24.0 million with clearing organizations for the self-clearing of equities and standardized equity option trades.

As of December 31, 2007, we have no long-term debt obligations or capital lease obligations. A summary of our operating lease obligations and minimum purchase obligations (related to back-office systems and telecommunications services) is as follows:

	Payments Due By Period				
Contractual Obligations	Total	Less Than 1 Year 2008	1-3 Years 2009-2010	3-5 Years 2011-2012	More than 5 Years After 2012
Operating lease obligations	$ 12,226,699	$ 3,423,141	$ 4,806,743	$ 3,996,815	$ -
Purchase obligations	5,306,822	2,819,233	2,237,589	250,000	-
Total	$ 17,533,521	$ 6,242,374	$ 7,044,332	$ 4,246,815	$ -

In addition to the purchase obligations set forth in the table above, we currently anticipate, in order to provide for additional growth of our brokerage business (there being no assurance additional growth will occur), capital expenditures of up to $3.2 million in 2008 (primarily for the purchase of computer hardware and software to support the growth of our data server farms and back-office systems to support our business). These expenditures are expected to be funded through operating cash flows, capital leases, or a combination of the two.

In October 2006, our Board of Directors authorized, and we announced, the use of up to $60 million of our available and unrestricted cash, over a four-year period, to repurchase shares of our common stock in the open market or through privately-negotiated transactions. The stock repurchases are authorized to be made pursuant to a Rule 10b5-1 plan. The four-year period commenced on November 13, 2006 and ends on November 12, 2010. Pursuant to the buyback plan, $1,250,000 of company cash during each full calendar month (and prorated amount during the first and last months) of the four-year period (i.e., $15 million per 12-month period and $60 million for the four-year period) has been authorized to be used to purchase company shares at prevailing prices, subject to compliance with applicable securities laws, rules and regulations, including Rules 10b5-1 and 10b-18. The buyback plan does not obligate us to acquire any specific number of shares in any period, and may be modified, suspended, extended or discontinued at any time without prior notice.

During the year ended December 31, 2007, we used $15.0 million to purchase 1,237,065 shares of our common stock at an average price of $12.12 per share. All shares purchased have been retired. See Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES – Share Repurchases.

We anticipate that our available cash resources and cash flows from operations will be sufficient to meet our presently anticipated working capital and capital expenditure requirements through at least the next twelve months.

Cash provided by operating activities totaled approximately $43.3 million, $13.9 million and $37.9 million during the years ended December 31, 2007, 2006 and 2005, respectively. During the year ended December 31, 2007, net cash provided by operating activities of $43.3 million was due primarily to net income adjusted for non-cash items, timing differences related to decreases in net brokerage customer assets (excluding deposits with clearing organizations) including timing differences related to funding cash segregated in compliance with federal regulations (on January 2, 2008, $7.0 million was transferred to cash segregated in compliance with federal regulations from cash and cash equivalents) and increases in accounts payable and accrued expenses, partially offset by increases in deposits with clearing organizations and other assets. During 2006, net cash provided by operating activities of $13.9 million was due primarily to net income adjusted for non-cash items, partially offset by timing differences related to an increase in net brokerage customer assets and liabilities (excluding deposits with clearing organizations) including timing differences related to funding cash segregated in compliance with federal regulations (on January 3, 2007, $7.6 million was transferred to cash and cash equivalents from cash segregated in compliance with federal regulations) and increases in deposits with clearing organizations and other assets. During 2005, net cash provided by operating activities of $37.9 million came primarily from net income as adjusted for non-cash items and, to a lesser extent, a decrease in net brokerage customer assets and liabilities (excluding deposits with clearing organizations) including timing differences related to funding cash segregated in compliance with federal regulations (on January 4, 2006, $9.5 million was transferred from cash and cash equivalents to cash segregated in compliance with federal regulations), a decrease in deposits with clearing organizations, and an increase in accounts payable and accrued expenses partially offset by increases in other assets.

Investing activities used cash of $1.6 million, $17.2 million and $1.5 million during the years ended December 31, 2007, 2006 and 2005 respectively. During the year ended December 31, 2007, investing activities were primarily for capital expenditures (mostly computer hardware to support the growth of our data server farms and back office systems to support our business) of $2.3 million, partially offset by proceeds from the redemption of marketable securities of $440,000 and, to a lesser extent, a decrease in restricted cash. During 2006, investing activities were primarily for the purchase of marketable securities of $10.3 million and for capital expenditures (mostly computer hardware to support the growth of our data server farms and, to a lesser extent, fixed assets and leasehold improvements related to our Chicago office and an upgrade to our telephone and recording systems) of $8.1 million, partially offset by proceeds from the redemption of marketable securities of $1.0 million and to a lesser extent, a decrease in restricted cash. During 2005, investing activities used cash of $1.5 million primarily for capital expenditures (mostly computer hardware to support the growth of our data server farms) of $1.9 million, partially offset by $148,000 of proceeds from an exchange membership transaction and a $239,000 decrease in restricted cash.

Financing activities used cash of $12.3 million for the year ended December 31, 2007, and provided cash of $2.9 million and $6.8 million during the years ended December 31, 2006 and 2005, respectively. Proceeds from the issuance of common stock related to the exercise of stock options from our incentive stock plan, and purchases under our employee stock purchase plan, provided cash of $1.5 million, $2.5 million and $6.8 million during 2007, 2006 and 2005, respectively. Excess tax benefits from stock-based compensation provided cash of $1.1 million and $2.3 million during the years ended December 31, 2007 and 2006, respectively. The repurchase and retirement of common stock used cash of $15.0 million and $2.0 million during the years ended December 31, 2007 and 2006, respectively.

Off-Balance Sheet Arrangements

In the ordinary course of business, there are various contingencies which are not reflected in the consolidated financial statements. In addition to the operating leases and purchase commitments discussed above, these include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These customer activities may expose the company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

Nearly all TradeStation Securities customer accounts are margin accounts. In margin transactions, TradeStation Securities may be obligated for credit extended to its customers by its clearing agents that are collateralized by cash and securities in the customers' accounts with those clearing agents. In connection with securities activities, TradeStation Securities also executes customer transactions involving the sale of securities not yet purchased ("short sales"), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and TradeStation Securities' and its clearing agents' internal policies. Additionally, TradeStation Securities may be obligated for credit extended to its customers by its clearing agents for futures transactions that are collateralized by cash and futures positions in the customers' accounts with those clearing agents. In all cases, such transactions may expose TradeStation Securities to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, TradeStation Securities may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

TradeStation Securities seeks to manage the risks associated with its customers' activities by requiring customers to maintain collateral in their margin accounts in compliance with various regulatory requirements, internal requirements, and the requirements of clearing agents. TradeStation Securities and its clearing agents monitor required margin levels on an intra-day basis and, pursuant to such guidelines, require the customers to timely deposit additional collateral or to reduce positions when necessary.

TradeStation Securities provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization and exchanges, other members would be required to meet shortfalls. TradeStation Securities' liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the possibility of the company being required to make payments under these arrangements is remote.. Accordingly, no liability has been recorded for these potential events.

Recently Issued Accounting Standards

We adopted the provisions of FIN 48 effective January 1, 2007. FIN 48 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also prescribes guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) in the year of adoption. Previously, we had accounted for tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies*. As required by FIN 48, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied FIN 48 to all tax positions for which the statute of limitations remained open. The adoption of FIN 48 on January 1, 2007 did not require any cumulative effect adjustments to beginning retained earnings and did not have a material effect on our consolidated financial statements. See Note 11 of Notes to Consolidated Financial Statements – INCOME TAXES for additional discussion of income taxes.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim statements within those years. We believe that the adoption of SFAS No. 157, effective January 1, 2008, will not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 allows entities to voluntarily choose, at specified election dates, to measure at fair value many financial instruments and certain other items that are similar to financial instruments. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We believe that the adoption of SFAS No. 159, effective January 1, 2008, will not have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates or market prices. We have established policies, procedures and internal processes governing our management of market risks in the normal course of our business operations. We do not hold any market risk sensitive instruments for trading purposes.

TradeStation Securities seeks to manage the risks associated with our customers' activities by requiring customers to maintain margin collateral and reduce concentrated positions in compliance with regulatory and internal guidelines. TradeStation Securities monitors required margin levels on an intra-day basis and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

As a self-clearing broker-dealer, TradeStation Securities holds interest-earning assets, mainly customer funds required to be segregated in compliance with federal regulations. These funds totaled $476.0 million at December 31, 2007. Interest-earning assets are financed primarily by short-term interest-bearing liabilities, which totaled $589.7 million at December 31, 2007, in the form of customer cash balances. In addition to earning interest on the customer funds segregated in compliance with federal regulations, TradeStation Securities earns a net interest spread on the difference between amounts earned on customer margin loans and amounts paid on customer cash balances. Since TradeStation Securities establishes the rate paid on customer cash balances and the rate charged on customer margin loans, a substantial portion of our interest rate risk is under our direct management. TradeStation Securities also earns interest from interest revenue-sharing arrangements with its clearing agents. Changes in interest rates also affect the interest earned on our cash and cash equivalents, marketable securities and security deposits. To reduce this interest rate risk, we are currently invested in investments with short maturities or investments that can be tendered for sale upon notice of no longer than seven days. As of December 31, 2007, our cash and cash equivalents consisted primarily of interest-bearing cash deposits and money market funds, our marketable securities consisted primarily of Federal tax-exempt variable rate demand note securities (see Note 2 of Notes to Consolidated Financial Statements – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Marketable Securities), and our security deposits consisted primarily of treasury bills and interest-bearing cash deposits.

We estimate, based on the size and nature of our customer assets as of December 31, 2007 (and assuming for these purposes that the size and nature does not change), that each basis point increase or decrease in interest rates, results in an annual impact of approximately $60,000 to our net income.

TradeStation Securities seeks to manage risks associated with its securities borrowing activities by requiring credit approvals for counterparties, by monitoring the collateral values for securities borrowed on a daily basis and by obtaining additional collateral as needed. See Note 15 of Notes to Consolidated Financial Statements – COMMITMENTS AND CONTINGENCIES – *General Contingencies and Guarantees.*

Our revenues and financial instruments are denominated primarily in U.S. dollars, and we do not invest in derivative financial instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements and notes thereto and the reports of the independent registered public accounting firm set forth on pages F-1 through F-34 are filed as part of this report and incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the company's disclosure controls and procedures was made under the supervision and with the participation of the company's management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the company's management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the company's disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report. A system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

See pages F-2 through F-3 of the Consolidated Financial Statements for Management's Report on Internal Control Over Financial Reporting and the related Report of Independent Registered Public Accounting Firm, each of which are filed as part of this report and incorporated herein by reference.

There have been no changes in the company's internal control over financial reporting that occurred during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information about Directors and Executive Officers, Section 16(a) beneficial ownership reporting compliance, and corporate governance required to be furnished pursuant to this item is incorporated by reference from our definitive proxy statement for our 2008 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2007 ("2008 Proxy Statement").

We have a Code of Ethics and Business Conduct that applies to all directors, officers and employees, including our principal executive officers, our principal financial and accounting officer, and our corporate controller. You can find our Code of Ethics and Business Conduct in the "Investor Relations" section of *www.tradestation.com*. We will post any amendments to the Code of Ethics and Business Conduct, and any waivers that are required to be disclosed by the rules of the SEC or any other regulatory agency, on that Web site.

ITEM 11. EXECUTIVE COMPENSATION

The information required to be furnished pursuant to this item is incorporated by reference from our 2008 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required to be furnished pursuant to this item, with the exception of the equity compensation plan information presented below, is incorporated by reference from our 2008 Proxy Statement.

Equity Compensation Plan Information

The following sets forth information as of December 31, 2007 with respect to compensation plans under which the Company's Common Stock is authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	(1) 2,697,102	$ 7.90	(2) 4,461,785
Equity compensation plans not approved by security holders	—	—	—
Total (1)	2,697,102	$ 7.90	4,461,785

(1) Includes outstanding options to purchase 2,951 shares of common stock at a weighted-average exercise price of $8.06 assumed in the 1999 acquisition of Window On Wall Street and options to purchase 71,773 shares of common stock at a weighted-average exercise price of $7.83 assumed in the 2000 acquisition of TradeStation Securities.

(2) Includes 4,185,478, 60,000, and 216,307 shares of common stock available for issuance under the Incentive Stock Plan, Nonemployee Director Stock Option Plan and Employee Stock Purchase Plan, respectively.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required to be furnished pursuant to this item is incorporated by reference from our 2008 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required to be furnished pursuant to this item is incorporated by reference from our 2008 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this report.*

1. Financial Statements. The Financial Statements and notes thereto and the reports of the independent registered public accounting firm thereon set forth on pages F-1 through F-34 herein are filed as part of this report and incorporated herein by reference.

2. Exhibits.

Exhibit Number	Description
3.1	TradeStation Group's Articles of Incorporation, as amended **
3.2	TradeStation Group's Bylaws **
4.1	Form of Specimen Certificate for TradeStation Group's Common Stock (incorporated by reference to Exhibit 4.1 to OnlineTrading.com Group, Inc.'s Amendment No. 3 to Registration Statement No. 333-34922 on Form S-4 filed with the Commission on November 21, 2000)
10.1	onlinetradinginc.com corp. 1999 Stock Option Plan***#
10.2	Window On WallStreet Inc. 1997 Long Term Incentive Plan***#
10.3	TradeStation Group, Inc. Employee Stock Purchase Plan***#
10.4	Amendment to TradeStation Group, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to TradeStation Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2005) #
10.5	TradeStation Group, Inc. Amended and Restated Incentive Stock Plan (incorporated by reference to Exhibit "B" to TradeStation Group's Annual Proxy Statement dated April 28, 2006) #
10.6	First Amendment to TradeStation Group, Inc. Incentive Stock Plan ****#
10.7	TradeStation Group, Inc. Amended and Restated Nonemployee Director Stock Option Plan (incorporated by reference to Exhibit 10.5 to TradeStation Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2001) #
10.8	TradeStation Group, Inc. Amended and Restated Nonemployee Director Stock Option Plan effective as of March 8, 2007 ****#
10.9	Form of Executive Officer Stock Option Agreement ****#
10.10	Restricted Stock Agreement, dated as of February 20, 2007, between TradeStation Group, Inc. and Salomon Sredni ****#

10.11	Form of management continuity agreement, dated December 9, 2005, between TradeStation Group and each of the following executive officers: David H. Fleischman, Marc J. Stone, and Joseph Nikolson (incorporated by reference to Exhibit 1 to TradeStation Group's Current Report on Form 8-K filed with the Commission on December 12, 2005) #
10.12	Restricted Stock Agreement, dated as of July 24, 2007, between TradeStation Group, Inc. and John Roberts (incorporated by reference to Exhibit 10.1 to TradeStation Group's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)#
10.13	Form of Restricted Stock Agreement, dated as of July 27, 2007, between TradeStation Group, Inc. and an executive officer (each of Joseph Nikolson, Marc J. Stone, David H. Fleischman and T. Keith Black) (incorporated by reference to Exhibit 10.2 to TradeStation Group's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)#
10.14	Lease Agreement, dated November 13, 2001, between Crossroads Business Park Associates LLP and TradeStation Group, Inc. (without exhibits and schedules) (incorporated by reference to Exhibit 10.27 to TradeStation Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)
10.15	Lease Agreement, dated as of March 23, 2006, between The Goldman Sachs Group, Inc., Sublandlord, and TradeStation Group, Inc., Subtenant (without exhibits and schedules) ****
10.16	Office/Showroom/Warehouse Lease Agreement dated June 12, 1996 between Springcreek Place Ltd. and Window On WallStreet Inc. (then named MarketArts, Inc.), as amended by Addendum to Lease dated October 12, 1998, and as further amended by Addendum to Lease dated May 28, 1999 (incorporated by reference to Exhibit 10.13 to Omega Research, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999)
10.17	Modification and Ratification of Lease Agreement, dated July 25, 2002, between Springcreek Place Ltd. and TradeStation Technologies, Inc. (incorporated by reference to Exhibit 10.14 to TradeStation Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
10.18	Addendum, dated July 31, 2007, to Lease Agreement between TradeStation Technologies, Inc. (Tenant) and Springcreek Place, Ltd. (Landlord) Dated June 12, 1996 and Amended on 10-12-98, 5-28-99 and 7-25-02 (filed herewith)
10.19	Rule 10b5-1 agreement, dated November 9, 2006, between TradeStation Group, Inc. and Sandler O'Neil & Partners L.P. (incorporated by reference to Exhibit 10.1 to TradeStation Group's Current Report on Form 8-K filed with the Commission on November 9, 2006)
10.20	Form of Non-Competition and Non-Disclosure Agreement*
10.21	Form of Non-Competition Agreement +

10.22	Stock Purchase Agreement, dated as of November 26, 2002, between Andrew A. Allen Family Limited Partnership and TradeStation Group, Inc. (incorporated by reference to Exhibit 10.25 to TradeStation Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
10.23	Form of Indemnification Agreement +
21.1	List of Subsidiaries ****
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 (filed herewith)
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 (filed herewith)
32.1	Certification of Chief Executive Officer under 18 U.S.C. §1350 (filed herewith)
32.2	Certification of Chief Financial Officer under 18 U.S.C. §1350 (filed herewith)

---

*	Previously filed as part of the Rule 424(b)(1) Proxy Statement/Prospectus of TradeStation Group, Inc. filed with the Securities and Exchange Commission (the "Commission") on December 12, 2000.
**	Previously filed as part of Registration Statement No. 333-34922 on Form S-4 of OnlineTrading.com Group, Inc. filed with the Commission on April 17, 2000.
***	Previously filed as part of Registration Statement No. 333-53222 on Form S-8 of TradeStation Group, Inc. filed with the Commission on January 5, 2001.
****	Previously filed as part of Form 10-K of TradeStation Group, Inc. for the fiscal period ended December 31, 2006 filed with the Commission on March 9, 2007.
+	Previously filed as part of Registration Statement No. 333-32077 on Form S-1 of Omega Research, Inc. filed with the Commission on July 25, 1997.
#	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2008

TradeStation Group, Inc.

By: /s/ Salomon Sredni
Salomon Sredni
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ Salomon Sredni Salomon Sredni	Chief Executive Officer, President and Director (Principal Executive Officer)	March 13, 2008
/s/ David H. Fleischman David H. Fleischman	Chief Financial Officer, Vice President of Finance and Treasurer (Principal Financial Officer and Chief Accounting Officer)	March 13, 2008
/s/ William R. Cruz William R. Cruz	Director	March 13, 2008
/s/ Ralph L. Cruz Ralph L. Cruz	Director	March 13, 2008
/s/ Denise E. Dickins Denise E. Dickins	Director	March 13, 2008
/s/ Michael W. Fipps Michael W. Fipps	Director	March 13, 2008
/s/ Stephen C. Richards Stephen C. Richards	Director	March 13, 2008
/s/ Charles F. Wright Charles F. Wright	Director	March 13, 2008

TRADESTATION GROUP, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of TradeStation Group, Inc. and its subsidiaries (collectively, the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment, at the reasonable assurance level, of the effectiveness of internal control over financial reporting as of December 31, 2007. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Our management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based upon the criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment in accordance with the criteria in *Internal Control-Integrated Framework* issued by COSO, our management has concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2007.

All internal control systems, no matter how well designed and tested, have inherent limitations, including, among other things, the possibility of human error, circumvention or disregard. Therefore, even those systems of internal control that have been determined to be effective can provide only reasonable assurance that the objectives of the control system are met and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

An assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been performed by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included in these consolidated financial statements.

March 12, 2008

/s/ Salomon Sredni
Salomon Sredni
Chief Executive Officer

/s/ David H. Fleischman
David H. Fleischman
Chief Financial Officer
Vice President of Finance and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of TradeStation Group, Inc.

We have audited TradeStation Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TradeStation Group, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TradeStation Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TradeStation Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of TradeStation Group, Inc. and subsidiaries and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

West Palm Beach, Florida
March 12, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of TradeStation Group, Inc.

We have audited the accompanying consolidated balance sheets of TradeStation Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TradeStation Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 to the consolidated financial statements, on January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TradeStation Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

West Palm Beach, Florida
March 12, 2008.

TRADESTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS:		
Cash and cash equivalents, including restricted cash of $1,194,641 and $1,433,569 at December 31, 2007 and 2006, respectively	$ 103,698,700	$ 74,539,256
Cash segregated in compliance with federal regulations	475,968,659	417,501,417
Marketable securities	8,882,297	9,322,297
Receivables from brokers, dealers, clearing organizations and clearing agents	23,426,192	34,866,825
Receivables from brokerage customers, net	93,932,498	77,021,893
Property and equipment, net	7,009,526	8,734,890
Deferred income taxes, net	2,539,807	1,970,047
Deposits with clearing organizations	23,964,136	20,180,361
Other assets	5,265,357	4,950,427
Total assets	$ 744,687,172	$ 649,087,413
LIABILITIES AND SHAREHOLDERS' EQUITY:		
LIABILITIES:		
Payables to brokers, dealers and clearing organizations	$ 811,084	$ 4,444,956
Payables to brokerage customers	589,654,425	516,355,890
Accounts payable	2,412,353	2,846,669
Accrued expenses	7,851,329	7,235,023
Total liabilities	600,729,191	530,882,538
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 25,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $.01 par value; 200,000,000 shares authorized, 43,839,244 and 44,680,397 issued and outstanding at December 31, 2007 and 2006, respectively	438,392	446,804
Additional paid-in capital	62,579,093	72,188,245
Retained earnings	80,940,496	45,569,826
Total shareholders' equity	143,957,981	118,204,875
Total liabilities and shareholders' equity	$ 744,687,172	$ 649,087,413

See accompanying notes.

TRADESTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2007	2006	2005
REVENUES:			
Brokerage commissions and fees	$ 99,944,836	$ 78,828,740	$ 65,953,165
Interest income	47,924,682	44,586,720	24,489,696
Brokerage interest expense	5,120,479	4,634,946	3,512,606
Net interest income	42,804,203	39,951,774	20,977,090
Subscription fees	7,948,132	8,583,761	8,120,296
Other	858,087	1,180,930	1,948,418
Net revenues	151,555,258	128,545,205	96,998,969
EXPENSES:			
Employee compensation and benefits	34,179,022	29,379,209	23,027,397
Clearing and execution	32,261,964	26,107,369	20,096,813
Data centers and communications	8,186,036	6,452,997	5,713,811
Advertising	5,586,787	4,314,691	3,829,972
Professional services	3,270,664	3,410,888	2,987,593
Occupancy and equipment	2,802,375	2,548,575	2,641,146
Depreciation and amortization	4,008,676	2,507,916	1,770,930
Other	5,160,946	3,853,965	4,414,641
Total expenses	95,456,470	78,575,610	64,482,303
Income before income taxes	56,098,788	49,969,595	32,516,666
INCOME TAX PROVISION	20,728,118	18,950,719	11,451,096
Net income	$ 35,370,670	$ 31,018,876	$ 21,065,570
EARNINGS PER SHARE:			
Basic	$ 0.80	$ 0.70	$ 0.49
Diluted	$ 0.78	$ 0.67	$ 0.48
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	44,245,875	44,591,437	42,728,461
Diluted	45,220,843	45,971,729	44,176,690

See accompanying notes.

TRADESTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, December 31, 2004	-	41,857,654	$ 418,577	$ 55,421,283	$ (6,514,620)	$ -	$49,325,240
Issuance of common stock from exercise of stock options and purchase plan	-	2,322,282	23,222	6,822,861	-	-	6,846,083
Tax benefit from stock option exercises	-	-	-	5,280,764	-	-	5,280,764
Other	-	-	-	-	-	3,067	3,067
Net income	-	-	-	-	21,065,570	-	21,065,570
BALANCE, December 31, 2005	-	44,179,936	441,799	67,524,908	14,550,950	3,067	82,520,724
Issuance of common stock from exercise of stock options and purchase plan	-	639,861	6,399	2,540,217	-	-	2,546,616
Stock-based compensation	-	-	-	1,803,381	-	-	1,803,381
Excess tax benefit from stock option exercises	-	-	-	2,317,489	-	-	2,317,489
Repurchase and retirement of common stock	-	(139,400)	(1,394)	(1,997,750)	-	-	(1,999,144)
Other	-	-	-	-	-	(3,067)	(3,067)
Net income	-	-	-	-	31,018,876	-	31,018,876
BALANCE, December 31, 2006	-	44,680,397	446,804	72,188,245	45,569,826	-	118,204,875
Issuance of common stock from exercise of stock options and purchase plan	-	395,912	3,959	1,512,153	-	-	1,516,112
Stock-based compensation	-	-	-	2,722,870	-	-	2,722,870
Excess tax benefit from stock option exercises	-	-	-	1,139,684	-	-	1,139,684
Repurchase and retirement of common stock	-	(1,237,065)	(12,371)	(14,983,859)	-	-	(14,996,230)
Net income	-	-	-	-	35,370,670	-	35,370,670
BALANCE, December 31, 2007	-	43,839,244	$ 438,392	$ 62,579,093	$ 80,940,496	$ -	$143,957,981

See accompanying notes.

TRADESTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 35,370,670	$ 31,018,876	$ 21,065,570
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,008,676	2,507,916	1,770,930
Stock-based compensation expense	2,744,547	1,803,381	-
Tax benefit from stock option exercises	-	-	5,280,764
Deferred income tax (benefit) provision	(569,760)	180,171	689,782
Recovery of credit losses	-	(200,000)	-
Foreign currency exchange gain	-	(90,379)	-
Loss from disposal of fixed assets	-	64,612	-
Gain on investments in stock exchanges	-	(22,094)	(123,320)
(Increase) decrease in:			
Cash segregated in compliance with federal regulations	(58,467,242)	8,560,582	(78,967,402)
Receivables from brokers, dealers, clearing organizations and clearing agents	11,440,633	1,166,404	(16,629,127)
Receivables from brokerage customers	(16,910,605)	(18,663,562)	(1,148,121)
Deposits with clearing organizations	(3,783,775)	(8,937,177)	3,255,191
Other assets	(314,930)	(1,777,304)	(530,493)
Increase (decrease) in:			
Payables to brokers, dealers and clearing organizations	(3,633,872)	3,655,132	(2,300,126)
Payables to brokerage customers	73,298,535	(7,540,082)	103,186,799
Accounts payable	(434,316)	430,397	211,427
Accrued expenses	594,629	1,723,870	2,139,301
Net cash provided by operating activities	43,343,190	13,880,743	37,901,175
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(2,283,312)	(8,095,399)	(1,904,985)
Decrease in restricted cash	238,928	238,928	238,929
Purchase of marketable securities	-	(10,300,000)	-
Proceeds from sale/maturity of marketable securities	440,000	1,000,000	-
Proceeds from exchange membership transactions	-	41,294	148,320
Purchase of investments in clearing organizations and stock exchanges	-	(41,497)	-
Net cash used in investing activities	(1,604,384)	(17,156,674)	(1,517,736)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	1,516,112	2,546,616	6,846,083
Excess tax benefit from stock option exercises	1,139,684	2,317,489	-
Repurchase and retirement of common stock	(14,996,230)	(1,999,144)	-
Repayment of capital lease obligations	-	-	(3,053)
Net cash (used in) provided by financing activities	(12,340,434)	2,864,961	6,843,030
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	-	87,312	3,067
NET INCREASE (DECREASE) IN UNRESTRICTED CASH AND CASH EQUIVALENTS	29,398,372	(323,658)	43,229,536
UNRESTRICTED CASH AND CASH EQUIVALENTS, beginning of year	73,105,687	73,429,345	30,199,809
UNRESTRICTED CASH AND CASH EQUIVALENTS, end of year	$102,504,059	$ 73,105,687	$ 73,429,345

TRADESTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	For the Years Ended December 31,		
	2007	**2006**	**2005**
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 5,120,479	$ 4,634,946	$ 3,512,776
Cash paid for income taxes	$ 20,166,609	$ 16,668,670	$ 3,963,868

See accompanying notes.

(1) DESCRIPTION OF BUSINESS

TradeStation Group, Inc. (the "Company"), a Florida corporation formed in 2000, is the successor to a publicly-held trading software company that was formed in 1982. TradeStation Group is listed on The NASDAQ Global Select Market under the symbol "TRAD." TradeStation Securities, Inc. ("TradeStation Securities"), an online securities broker-dealer and futures commission merchant, and TradeStation Technologies, Inc. ("TradeStation Technologies"), a trading technology company, are the Company's two established operating subsidiaries. The Company's third subsidiary, TradeStation Europe Limited, a United Kingdom private company, authorized and regulated by the UK Financial Services Authority ("FSA") as an introducing broker, is in an early phase of operations.

TradeStation Securities offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order execution. The trading platform currently offers streaming real-time equities, equity options, futures and forex market data, manual or automated direct-access execution of equities, options and futures trades.

Beginning in September 2004, TradeStation Securities commenced equities self-clearing operations for its active trader client base and commenced omnibus clearing of its standardized equity option trades through Broadcort, a division of Merrill Lynch. Beginning on March 29, 2005, following issuance of its membership in the Options Clearing Corporation ("OCC"), TradeStation Securities commenced full self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, TradeStation Securities maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the National Securities Clearing Corporation (and, for options, with the OCC); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp. TradeStation Securities continues to clear institutional account trades through Bear, Stearns Securities Corp. on a fully-disclosed basis, or provides order execution services on a DVP/RVP basis with the orders cleared and settled by the client's prime brokerage firm. Futures trades are cleared through R.J. O'Brien & Associates on a fully-disclosed basis, and for certain institutional futures accounts, order execution services are provided on a "give-up" basis with the orders cleared and settled by the client's prime brokerage firm. Forex trades, through July 15, 2005, were cleared through R.J. O'Brien Foreign Exchange, and subsequent to July 15, 2005, through GAIN Capital Group, Inc., each on a fully-disclosed basis (Bear, Stearns Securities Corp., Broadcort, R.J. O'Brien & Associates, R.J. O'Brien Foreign Exchange, and GAIN Capital Group, Inc. are collectively referred to as "clearing agents" or "clearing agent firms").

TradeStation Securities is a member and subject to the rules and requirements of the Financial Industry Regulatory Authority ("FINRA"), New York Stock Exchange, Securities Investor Protection Corporation, National Futures Association, the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or "DTCC"), OCC, American Stock Exchange, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, International Securities Exchange, NYSE ARCA and Philadelphia Stock Exchange. TradeStation Securities' business is also subject to rules and requirements of the Securities and Exchange Commission, Commodity Futures Trading Commission and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

TradeStation Technologies develops and offers strategy trading software tools and subscription services. TradeStation Europe Limited introduces United Kingdom and other European accounts to TradeStation Securities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies adhered to in the preparation of these consolidated financial statements:

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company classifies all highly-liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at four major financial institutions. Cash and cash equivalents at December 31, 2007 and 2006 include restricted cash of $1.2 million and $1.4 million, respectively, supporting the lease on the Company's corporate headquarters. Based upon the year-end calculation of cash segregated in compliance with federal regulations (see below), the cash and cash equivalents balance may increase or decrease on the first or second business day subsequent to year end. On January 2, 2008, cash and cash equivalents decreased by $7.0 million and on January 3, 2007, cash and cash equivalents increased by $7.6 million. See *Cash Segregated In Compliance With Federal Regulations* below, and Note 15 – COMMITMENTS AND CONTINGENCIES – *Restricted Cash*.

Cash Segregated In Compliance With Federal Regulations – Cash segregated in compliance with federal regulations, consisting primarily of interest-bearing cash deposits of $476.0 million and $417.5 million as of December 31, 2007 and 2006, respectively, has been segregated in special reserve bank accounts at JPMorgan Chase Bank, N.A. or one of its banking affiliates for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations. On the first or second business day of each month, if required, this amount is adjusted based upon the month-end calculation. On January 2, 2008, cash segregated in compliance with federal regulations increased by $7.0 million, from $476.0 million (the balance as of December 31, 2007) to $483.0 million. On January 3, 2007, cash segregated in compliance with federal regulations decreased by $7.6 million, from $417.5 million (the balance as of December 31, 2006) to $409.9 million.

Marketable Securities – Marketable securities of $8.9 million and $9.3 million, as of December 31, 2007 and 2006, respectively, consist primarily of variable rate demand note ("VRDN") securities issued by various state agencies throughout Florida. The Company's VRDN investments are federal tax-exempt instruments of high credit quality, secured by direct-pay letters of credit from a major financial institution. These investments have variable rates tied to short-term interest rates. Interest rates are reset weekly and these VRDN securities can be tendered for sale upon notice (generally no longer than seven days) to the remarketing agent. Although the Company's VRDN securities are issued and rated as long-term securities (with maturities ranging from 2021 through 2023), they are priced and traded as short-term instruments. The Company classifies these short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Instruments in Debt and Equity Securities*. The investments are carried at cost or par value, which approximates the fair market value. As of December 31, 2007 and 2006, there were no realized or unrealized gains or losses related to the Company's marketable securities.

Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents – Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of securities borrowed from broker-dealers (see *Securities Borrowed and Loaned* below). In addition, the Company services some of its securities customer accounts through Bear, Stearns Securities Corp. and its futures and forex customer accounts through R.J. O'Brien & Associates and GAIN Capital, Inc., respectively, on a fully-disclosed basis. These clearing agents provide services, handle TradeStation Securities' customers' funds, hold securities, futures and forex positions, and remit monthly activity statements to the customers on behalf of TradeStation Securities. The receivables from these clearing agents relate primarily to commissions earned by TradeStation Securities for trades executed and/or cleared by the clearing agents on behalf of TradeStation Securities. See *Brokerage Commissions and Fees* below, and Note 3 – RECEIVABLES FROM BROKERS, DEALERS, CLEARING ORGANIZATIONS AND CLEARING AGENTS.

Securities Borrowed and Loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced to the lender and require TradeStation Securities to provide the counterparty with collateral in the form of cash. TradeStation Securities monitors the market value of securities borrowed on a daily basis, and collateral is adjusted as necessary based upon market prices. As of December 31, 2007 and 2006, securities borrowed are carried at market value and are included in receivables from brokers, dealers, clearing organizations and clearing agents. TradeStation Securities does not lend securities to other broker-dealers. See Note 3 – RECEIVABLES FROM BROKERS, DEALERS, CLEARING ORGANIZATIONS AND CLEARING AGENTS.

Receivables from Brokerage Customers, Net – TradeStation Securities performs periodic credit evaluations and provides allowances for potential credit losses based upon their assessment of specifically identified unsecured receivables and other factors. See Note 4 – RECEIVABLES FROM BROKERAGE CUSTOMERS, NET.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred; betterments are capitalized and amortized over the lesser of their useful life or the remaining initial term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. See Note 5 - PROPERTY AND EQUIPMENT, NET.

Exchange Memberships – Exchange memberships, included in other assets, are recorded at cost and evaluated for impairment as circumstances may warrant. See *Impairment of Long-Lived Assets* below.

Impairment of Long-Lived Assets – The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the years ended December 31, 2007, 2006 or 2005.

Related-Party Loans – Certain directors and executive officers of the Company maintain margin accounts with TradeStation Securities. There were no margin loans to directors or executive officers outstanding as of December 31, 2007 or 2006. Any margin loans made in these accounts are in the ordinary course of TradeStation Securities' business on terms no more favorable than those available for comparable transactions in other brokerage accounts.

Software Development Costs – In accordance with SFAS No. 86, *Accounting for the Cost of Capitalized Software to be Sold, Leased or Otherwise Marketed*, the Company examines its software development costs after technological feasibility has been established to determine the amount of capitalization that is required. Based on the Company's technology development process, technological feasibility is established upon completion of a working model. The costs that are capitalized are amortized over the period of benefit of the related products. For the periods presented, the technological feasibility of the Company's products and the general release of such software generally coincide, and, as a result, capitalized software development costs were not significant as of December 31, 2007 or 2006. During 2007, 2006 and 2005, software development costs incurred prior to reaching technological feasibility (comprised primarily of employee compensation and benefits) were approximately $5.6 million, $5.2 million and $4.5 million, respectively.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents; cash segregated in compliance with federal regulations; marketable securities; receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; payables to brokers, dealers and clearing organizations; payables to brokerage customers and accounts payable approximate fair value as of December 31, 2007 and 2006 due to the short-term nature of these instruments.

Securities and Futures Transactions – Customer securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after the trade date. The Company records revenues and expenses related to customer securities transactions on a trade date basis (see *Brokerage Commissions and Fees* below). Securities owned by customers, including those that collateralize margin loans or similar transactions, are not reflected in the Company's consolidated financial statements. Customer futures and forex transactions and related revenues and expenses are recorded on a trade date basis (see *Brokerage Commissions and Fees* below). Futures and forex positions owned by customers are not reflected in the Company's consolidated financial statements.

Brokerage Commissions and Fees – Brokerage commissions and related clearing costs are recorded on a trade date basis as transactions occur. Brokerage fees are recorded on an accrual basis when services are provided.

Net Interest Income – Interest income and brokerage interest expense are recorded on an accrual basis as interest is earned or incurred.

Subscription Fees – The Company provides investment analysis trading tools, including streaming real-time market information, to non-brokerage customers via the Internet in exchange for monthly subscription fee payments. In addition to these services, payment of subscription fees give customers access to certain customer support services such as telephone, electronic mail and web-site support. Revenues are recognized on a monthly basis as the service is provided. Payments received in advance of service are deferred and recognized on a monthly basis as service is provided.

Other Revenues – Other revenues are comprised mainly of royalties. In connection with its customer software products, the Company has entered into certain agreements with entities that market and sell financial market data subscriptions. Monthly payments are received pursuant to contracts with market data vendors under which the Company had agreed to enable its trading software products to be technically compatible with the vendors' data services. The Company records these revenues monthly as they are earned, in accordance with the terms of the applicable contracts.

Advertising – Advertising is expensed when the initial advertisement takes place. There were no advertising costs capitalized as of December 31, 2007 and 2006.

Operating Leases – Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life or the initial lease term. See Note 15 – COMMITMENTS AND CONTINGENCIES – *Operating Leases*.

Stock-Based Compensation – As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), prior to January 1, 2006, the Company accounted for its stock-based payments to employees using the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. During the year ended December 31, 2005, the Company recognized no compensation cost for employee stock options because options granted under the Company's plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. See Note 9 – STOCK-BASED COMPENSATION for the pro forma effect on net income and earnings per share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee transactions.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified-prospective-transition method. Under the modified-prospective-transition method of adoption, compensation cost is recognized for all stock-based awards issued after the effective date of adoption, and for the portion of outstanding awards for which the requisite service has not yet been rendered (i.e., the portion of stock-based awards granted prior to the effective date of adoption that were not vested as of the effective date). Under this method of transition, results for prior periods are not restated. See Note 9 – STOCK-BASED COMPENSATION.

Income Taxes – The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* and FASB Interpretation no. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). SFAS No. 109 requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. FIN 48 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. See *Recently Issued Accounting Standards* below and Note 11 - INCOME TAXES.

Earnings Per Share – Earnings per share is calculated in accordance with SFAS No. 128, *Earnings per Share*, which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average shares of outstanding common stock during the period. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options and unvested restricted stock. See Note 12 – EARNINGS PER SHARE.

Comprehensive Income – Comprehensive income is defined as the change in a business enterprise's equity during a period arising from transactions, events or circumstances relating to non-owner sources, such as unrealized holding gains or losses on available-for-sale securities and foreign currency translation adjustments. It includes all changes in equity during a period except those resulting from investments by, or distributions to, owners. See Note 13 – COMPREHENSIVE INCOME.

Segment Information – Segment information is required to be presented in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* SFAS No. 131 requires segmentation if warranted by management's approach to the Company's business and the Company's internal organization and disclosure of revenue and operating income based upon internal accounting methods. During each of the three years in the period ended December 31, 2007, management evaluated and operated its business as two segments: (i) brokerage services and (ii) software products and services. See Note 16 - SEGMENT AND RELATED INFORMATION.

Foreign Currency Translation — Management has determined that the functional currency of the United Kingdom subsidiary is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with SFAS No. 52, *Foreign Currency Translation.* Therefore the effects of foreign currency translation adjustments arising from differences in exchange rates from period to period are included in net income.

Recently Issued Accounting Standards

The Company adopted the provisions of FIN 48 effective January 1, 2007. In addition to clarifying accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, FIN 48 also prescribes guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) in the year of adoption. Previously, the Company had accounted for tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies.* As required by FIN 48, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. The adoption of FIN 48 on January 1, 2007 did not require any cumulative effect adjustments to beginning retained earnings and did not have a material effect on the Company's consolidated financial statements. See Note 11 – INCOME TAXES for additional discussion of income taxes.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim statements within those years. The Company believes that the adoption of SFAS No. 157, effective January 1, 2008, will not have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 allows entities to voluntarily choose, at specified election dates, to measure at fair value many financial instruments and certain other items that are similar to financial instruments. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company believes that the adoption of SFAS No. 159, effective January 1, 2008, will not have a material impact on its consolidated financial position, results of operations or cash flows.

(3) RECEIVABLES FROM BROKERS, DEALERS, CLEARING ORGANIZATIONS AND CLEARING AGENTS

Amounts receivable from brokers, dealers, clearing organizations and clearing agents consist of the following as of December 31, 2007 and 2006:

	2007	2006
Securities borrowed from broker-dealers	$ 21,936,200	$ 33,275,834
Fees and commissions receivable from clearing agents	1,462,474	1,505,136
Securities failed to deliver to broker-dealers and other	27,518	85,855
	$ 23,426,192	$ 34,866,825

(4) RECEIVABLES FROM BROKERAGE CUSTOMERS, NET

Receivables from brokerage customers, net, consist primarily of margin loans to TradeStation Securities' brokerage customers of approximately $93.9 million at December 31, 2007 and approximately $77.0 million at December 31, 2006. During the first quarter of 2006, the Company collected $200,000 of a previously fully-reserved receivable. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements. TradeStation Securities was charging a base margin debit interest rate of 8.25% per annum as of December 31, 2007 and 2006 on debit balances in brokerage customer accounts.

"Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and TradeStation Securities' own internal policies. By permitting customers to purchase and maintain securities positions on margin, TradeStation Securities takes the risk that a market decline will reduce the value of the collateral securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, TradeStation Securities is obligated to require from the customer initial margin of no lower than 50% for purchases of securities and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, TradeStation Securities' current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, TradeStation Securities requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, TradeStation Securities will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as TradeStation Securities deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to TradeStation Securities.

(5) PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following as of December 31, 2007 and 2006:

	Estimated Useful Life In Years	2007	2006
Computers and software	3-5	$ 17,885,341	$ 15,812,040
Furniture and equipment	3-7	3,026,805	2,823,485
Leasehold improvements	5-10	1,103,888	1,097,197
		22,016,034	19,732,722
Accumulated depreciation and amortization		(15,006,508)	(10,997,832)
		$ 7,009,526	$ 8,734,890

Depreciation and amortization expense related to property and equipment was approximately $4.0 million, $2.5 million and $1.8 million, for the years ended December 31, 2007, 2006 and 2005, respectively.

(6) DEPOSITS WITH CLEARING ORGANIZATIONS

As a self-clearing broker-dealer, TradeStation Securities is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of TradeStation Securities' active trader clients' trading activity. As of December 31, 2007 and 2006, TradeStation Securities had interest-bearing security deposits totaling approximately $24.0 million and $20.2 million, respectively, with clearing organizations for the self-clearing of stock trades and standardized equity option trades. The increase in deposits as of December 31, 2007, as compared to December 31, 2006, was related to increased deposit requirements for the self-clearing of standardized equity option trades. Deposits are recorded at market value.

(7) PAYABLES TO BROKERAGE CUSTOMERS

Payables to brokerage customers consist primarily of cash balances in brokerage customer accounts. At December 31, 2007 and 2006, payables to customers totaled $589.7 million and $516.4

million, respectively. These funds are the principal source of funding for margin lending. At December 31, 2007 and 2006, TradeStation Securities was paying interest at the rate of 1.25% per annum on cash balances in excess of $10,000 in brokerage customer accounts.

(8) SHAREHOLDERS' EQUITY

Preferred Stock

The Company has authorized 25 million shares of preferred stock with a par value of $.01 per share. To date, no specific preferences or rights have been established with respect to any of these shares, nor have any of these shares been issued.

Common Stock

The Company has authorized 200 million shares of common stock with a par value of $.01 per share. As of December 31, 2007 and 2006, 43,839,244 and 44,680,397 shares, respectively, were issued and outstanding.

Common Stock Buyback Plan

In October 2006, the Company's Board of Directors authorized, and the Company announced, the use of up to $60 million of the Company's available and unrestricted cash, over a four-year period, to repurchase shares of its common stock in the open market or through privately-negotiated transactions. The stock repurchases are authorized to be made pursuant to a Rule 10b5-1 plan. The four-year period commenced on November 13, 2006 and ends on November 12, 2010. Pursuant to the buyback plan, $1,250,000 of company cash during each full calendar month (and prorated amount during the first and last months) of the four-year period (i.e., $15 million per 12-month period and $60 million for the four-year period) has been authorized to be used to purchase company shares at prevailing prices, subject to compliance with applicable securities laws, rules and regulations, including Rules 10b5-1 and 10b-18. The buyback plan does not obligate the Company to acquire any specific number of shares in any period, and may be modified, suspended, extended or discontinued at any time without prior notice.

During the year ended December 31, 2007, the Company used $15.0 million to purchase 1,237,065 shares of its common stock at an average price of $12.12 per share. Since commencement of this stock buyback plan on November 13, 2006 through December 31, 2007, the Company has used $17.0 million to purchase 1,376,465 shares of its common stock at an average price of $12.35 per share. All shares purchased have been retired.

Stock Option Plans

See Note 9 – STOCK-BASED COMPENSATION for discussion of stock plans and employee stock purchase plan.

(9) STOCK-BASED COMPENSATION

The Company believes that stock-based compensation is an integral way to provide incentives which will attract and retain highly-competent persons at all levels of the Company, as employees, as independent directors, and as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock or to receive monetary payments based on the value of such shares.

Stock Plans

The Company has reserved 12 million shares of its common stock for issuance under the TradeStation Group Incentive Stock Plan, as amended and restated (the "Incentive Stock Plan"). The Company's Board of Directors authorized, and in June 2006 the Company's shareholders approved, an increase in the number of shares to that 12 million number, as well as an extension of the expiration date of the Incentive Stock Plan to June 5, 2016. Under the Incentive Stock Plan, incentive and nonqualified stock options, stock appreciation rights, stock awards, performance shares and performance units are available to employees or consultants. Through December 31, 2007, only stock options and restricted shares of common stock have been granted. The terms of each stock option and restricted share agreement are determined by the Compensation Committee of the Board of Directors. Options are generally granted by the Company at an exercise price equal to the fair value (as defined in the Incentive Stock Plan) at the date of grant, vest over a period of five years, and expire ten years after the grant date.

Certain stock options granted to the Company's Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Growth Officer prior to February 2007 contain a provision resulting in 100% acceleration of vesting if the aggregate beneficial ownership of William Cruz and Ralph Cruz, the Company's founders and Co-Chairmen of the Board, falls beneath 25%. See Note 18 – SUBSEQUENT EVENTS for discussion of this provision.

On October 25, 2005, the Company (i) globally amended the terms of all outstanding stock option agreements pursuant to the Incentive Stock Plan for non-executive employees, and (ii) adopted a new form of stock option agreement for future grants to non-executive employees, in each case, to provide for the accelerated vesting of all unvested options in the event the Company undergoes a change in control and the optionee's employment is terminated by the Company (or its successor) without cause within one year following the change in control. This change did not result in any additional compensation expense during 2005, as the employees did not receive any additional benefits as a result of the change and the unvested options continued to vest as employees continued to provide services to the Company.

In December 2006, the Company's Board of Directors authorized an amendment to the Incentive Stock Plan to change the definition of fair market value to the closing price of the Company's stock on the date of grant (or the closing price on the next trading date if shares were not traded on the date of grant).

At December 31, 2007, there were 4,185,478 shares available for future grants under the Incentive Stock Plan. In January 2008, the Company issued options to purchase an aggregate of 274,438 shares of common stock. Such options vest ratably in annual increments over a five-year period and are exercisable at $11.42 per share, which was the closing price of the Company's common stock on the date the options were granted. All of the options were granted under the Incentive Stock Plan in the ordinary course, and expire, if they remain unexercised, on the tenth anniversary of the date on which they were granted. In January 2008, the Company also issued 93,754 restricted shares of Company common stock to its executive officers. The restricted shares, which had a fair market value of approximately $1.1 million, were granted as a stock award under the Incentive Stock Plan and vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary with 100% acceleration upon retirement, death, disability and change in control of the Company. Any unvested shares at the time of termination of employment will be forfeited and returned to the Company.

In connection with the 2000 merger of TradeStation Technologies (formerly known as Omega Research, Inc.) and TradeStation Securities (formerly known as onlinetradinginc.com corp.), the Company assumed the outstanding options under TradeStation Securities' 1999 Stock Option Plan. Those options generally vested ratably over a five-year period and their terms are ten years. As part of the 1999 acquisition of Window on WallStreet, the Company assumed all outstanding stock options to purchase Window on WallStreet common stock. Those options generally vested ratably over a four-year period and their terms are ten years.

The Company has reserved 350,000 shares of its common stock for issuance under the TradeStation Group Amended and Restated Nonemployee Director Stock Option Plan (the "Director Plan"). Under the Director Plan, an independent director is awarded an initial grant of up to 75,000 non-qualified stock options and annual grants of 7,000 non-qualified stock options. The terms of each option grant are determined by the Board of Directors. Options under this plan are generally granted by the Company at an exercise price equal to the fair value (as defined in the Director Plan) at the date of grant, vest over a period of three years, and expire five years after the grant date. Effective March 8, 2007, the Company's Board of Directors authorized amendments to the Director Plan to change the definition of fair market value to the closing price of the Company's stock on the date of grant (or the closing price on the next trading date if shares were not traded on the date of grant) and to amend the definition of change in control. At December 31, 2007, there were 60,000 shares available for future grants under the Director Plan.

See *General Stock Option Information* below for additional information about options outstanding as of December 31, 2007.

Employee Stock Purchase Plan

The Company has reserved 500,000 shares of common stock for issuance under the TradeStation Group Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, participating employees may purchase common stock through accumulated payroll deductions. Through December 31, 2005, the exercise price for the options for each six-month Purchase Plan period was 85% of the lower of the fair market value of the Company's common stock on the first and last business day of the Purchase Plan period. Effective with the offering period beginning January 3, 2006, the Purchase Plan was amended so that the exercise price for the options for each six-month Purchase Plan period is equal to 85% of the fair market value of the Company's common stock on the exercise date (i.e., the end of the six-month period). During the years ended December 31, 2007, 2006 and 2005, 10,775, 18,206 and 25,832 shares of common stock were issued under the plan at an average price of $9.91, $11.24 and $6.60, respectively. As of December 31, 2007, there were 224,864 shares available for future grants under the Purchase Plan.

Stock Compensation

In accordance with SFAS 123, the Company records compensation expense associated with stock options granted to non-employees. During the year ended December 31, 2007, compensation expense associated with stock option grants to a consultant was immaterial. There were no stock-based transactions with non-employees during the years ended December 31, 2006 or 2005; therefore, no such expense was recorded for these periods.

As permitted by SFAS 123, prior to January 1, 2006 the Company accounted for its stock-based payments to employees using the intrinsic value method in accordance with the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*. During the year ended December 31, 2005, the Company recognized no compensation cost for employee stock options because options granted under the Company's plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. The following table illustrates the pro forma effect on net income and earnings per share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee transactions.

	2005
Net income, as reported	$ 21,065,570
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of income taxes	(1,561,144)
Pro forma net income	$ 19,504,426
Earnings per share:	
As reported:	
Basic	$ 0.49
Diluted	$ 0.48
Pro forma:	
Basic	$ 0.46
Diluted	$ 0.45

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R using the modified-prospective-transition method. Under the modified-prospective-transition method of adoption, compensation cost is recognized for all stock-based awards issued after the effective date of adoption, and for the portion of outstanding awards for which the requisite service has not yet been rendered (i.e., the portion of stock-based awards granted prior to the effective date of adoption that were not vested as of the effective date). Under this method of transition, results for prior periods are not restated.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The determination of the fair value of stock option awards on the date of grant using an option-pricing model is affected by the market price of the Company's stock, exercise price of an award, expected term of award, volatility of the Company's stock over the term of the award, risk-free interest rate and expected dividend yield. Separate assumptions are used for employee options (which vest over a five-year period) and non-employee director options (which vest over a three-year period).

For both employee and non-employee director stock option awards, the expected term of all options granted is estimated by taking a weighted average of the following factors: (i) the historical holding term from grant date to exercise date; (ii) the historical holding term from grant date to post-vest cancellation date; and (iii) the projected term for the outstanding options based on a midpoint scenario whereby all vested options would be exercised midway between the valuation date and the contractual term. The expected volatility assumptions are based upon a cumulative look-back of historical volatility calculated on a daily basis over the expected term of an award. The risk-free interest rate used in the option valuation model is based upon the U.S. Treasury note yield with a remaining term similar to the expected term of the particular options awarded. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, an expected dividend yield of zero is used in the valuation model.

In accordance with SFAS 123R, the Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data to estimate pre-vesting option forfeitures are used, and stock-based compensation expense is recorded only for those awards that are expected to vest. Estimated forfeitures were not used in the Company's expense calculation for pro forma footnote disclosures of periods prior to January 1, 2006. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

The assumptions used to estimate the fair value of each option grant on the date of grant using the Black-Scholes model are as follows:

	2007	2006	2005
Risk free interest rate	3-5%	4-5%	3-4%
Dividend yield	-	-	-
Volatility ranges	50-65%	60-75%	51-63%
Weighed-average volatility	63%	73%	62%
Weighted average life (years)	5.5	3.8 – 5.8	4.0

The Company's stock-based compensation expense resulting from the adoption of SFAS 123R is included in employee compensation and benefits in its consolidated statements of income for the years ended December 31, 2007 and 2006. Such stock-based compensation expense was $2.7 million and $1.8 million for the years ended December 31, 2007 and 2006, respectively. The $2.7 million of stock-based compensation recorded in 2007 included $411,000 related to restricted stock grants. The impact of adopting SFAS 123R resulted in a reduction of net income of $2.2 million, or $0.05 per basic and diluted earnings per share, and $1.4 million, or $0.03 per basic and diluted earnings per share, for the years ended December 31, 2007 and 2006, respectively.

In accordance with SFAS 123R, the Company's stock-based compensation expense includes the cost related to its Purchase Plan. The amount of compensation expense for Purchase Plan transactions is the difference between the fair value of the stock to be purchased and the purchase price of the stock (i.e., the expense recorded is equal to the 15% discount). The stock-based compensation expense related to the Purchase Plan is recognized ratably over the six-month purchase period and the discount amount along with any payroll withholdings is recognized as a liability on the consolidated balance sheet until the related stock is issued. The Company recorded $40,000 and $36,000 of expense related to its Purchase Plan during the years ended December 31, 2007 and 2006, respectively, and such amounts are included in the stock-based compensation expense discussed above. As of December 31, 2007, the Company had a stock-based compensation liability of $22,000 associated with its Purchase Plan discounts. Such amount is recorded in accrued expenses in the accompanying consolidated balance sheet. The Company did not have a stock-based compensation liability as of December 31, 2006.

As of December 31, 2007, there was total unrecognized compensation cost of approximately $5.2 million and $2.5 million, adjusted for estimated forfeitures, related to non-vested stock options and restricted stock, respectively, granted to the Company's employees and non-employee directors. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures, and is expected to be recognized over a weighted average period of 3.2 years for stock options and 4.6 years for restricted stock.

General Stock Option Information

The following table sets forth the summary of option activity under all of the Company's stock option programs for the years ended December 31, 2007, 2006 and 2005:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2004	4,904,363	$ 3.85	5.8	
Granted	597,082	7.44		
Canceled	(81,430)	5.12		
Exercised	(2,296,450)	2.91		
Outstanding, December 31, 2005	3,123,565	5.19	6.4	
Granted	277,240	15.90		
Canceled	(76,586)	6.51		
Exercised	(621,655)	3.77		
Outstanding, December 31, 2006	2,702,564	6.58	5.9	
Granted	475,350	12.47		
Canceled	(95,675)	10.35		
Exercised	(385,137)	3.66		
Outstanding, December 31, 2007	2,697,102	7.90	5.7	$ 17,631,547
Vested and expected to vest in the future	2,434,604	7.53	6.2	$ 16,449,690
Exercisable, December 31, 2007	1,623,239	5.72	4.2	$ 13,999,219

The average fair value of options granted, and cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Weighted average fair value of options granted	$ 7.45	$ 10.52	$ 3.75
Fair value of shares vested	1,816,315	1,561,275	1,566,334
Proceeds from stock options exercised	1,409,332	2,341,952	6,675,677
Tax benefits related to stock options exercised	1,247,039	2,442,792	5,280,764
Intrinsic value of stock options exercised	3,452,965	7,287,920	15,448,325

The intrinsic value represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option.

During the year ended December 31, 2007, the benefit of tax deductions in excess of recognized compensation costs (realized through additional paid-in capital) from stock option exercises was approximately $1.1 million. During the year ended December 31, 2006, the benefit of tax deductions in excess of recognized compensation costs (realized through additional paid-in capital) from stock option exercises was approximately $2.3 million. During the year ended December 31, 2005, the entire tax benefits disclosed above were realized through additional paid-in capital.

Upon the exercise of stock options, the Company issues new shares of common stock from its shares authorized and available for issuance. In October 2006, the Company announced a stock buyback plan. For further discussion, see Note 8 – SHAREHOLDERS' EQUITY - *Common Stock Buyback Plan.*

A summary of changes in unvested options in the Company's stock option plans for the year ended December 31, 2007 is as follows:

	Number of Options	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2007	1,243,515	$ 4.76
Granted	475,350	7.45
Vested	(552,381)	3.29
Forfeited	(92,621)	5.86
Nonvested, December 31, 2007	1,073,863	6.61

General Restricted Stock Information

During the year ended December 31, 2007, the Company issued 245,870 restricted shares of common stock to eight employees (including six executive officers). The restricted shares, which had an aggregate fair market value and weighted average fair market value per share of approximately $3.0 million and $12.25, respectively, on the date of grant, were granted as awards under the Incentive Stock Plan. Of these shares, 162,307 vest ratably in annual increments over a five-year period and include 100% vesting acceleration upon death, disability and change in control of the Company. The remaining 83,563 shares vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary and include 100% vesting acceleration upon retirement, death, disability and change in control of the Company. All of the 245,870 restricted shares were outstanding as of December 31, 2007. There were no restricted shares issued by the Company prior to 2007.

(10) EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits through a defined contribution 401(k) plan (the "401(k) Plan") established during 1994. All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service. Matching contributions accrued under this plan were approximately $482,000, $294,000 and $253,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

(11) INCOME TAXES

The components of income tax provision for the years ended December 31, 2007, 2006, and 2005, are as follows:

	2007	2006	2005
Current income tax provision:			
Federal	$ 18,649,547	$ 16,285,781	$ 9,562,274
State	2,648,331	2,484,767	1,199,040
	21,297,878	18,770,548	10,761,314
Deferred income tax (benefit) provision:			
Federal	(484,470)	181,716	260,970
State	(85,290)	(1,545)	428,812
	(569,760)	180,171	689,782
Total income tax provision	$ 20,728,118	$ 18,950,719	$ 11,451,096

Deferred income tax assets (liabilities) are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets (liabilities) are as follows as of December 31, 2007 and 2006:

	2007	2006
Deferred income tax assets (liabilities):		
Net operating loss carryforwards	$ 682,994	$ 873,744
Tax credit carryforwards	124,350	124,350
Deferred revenue and accrued liabilities	835,596	571,593
Reserves and allowances	40,720	32,712
Property and equipment depreciation	235,553	141,587
Stock-based compensation	596,789	189,531
Difference in revenue recognition and other	59,843	71,095
Subtotal deferred income tax assets	2,575,845	2,004,612
Foreign currency translation gain	(36,038)	(34,565)
Total deferred income tax assets, net	$ 2,539,807	$ 1,970,047

In accordance with SFAS No. 109, deferred income tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. On a periodic basis, management evaluates and determines the amount of the valuation allowance required and adjusts such valuation allowance accordingly. In December 2005, the Company reversed $926,500 of valuation allowance on its deferred income tax assets. The 2005 decision to reverse the valuation allowance was triggered by the Company's continued profitability and the accelerated growth of its income before income taxes during the previous four years, as well as the expectation that the Company will continue to have income before income taxes in future years. The result of this reversal was a reduction of $926,500 to the 2005 income tax provision recorded in the consolidated statement of income. There was no valuation allowance on the Company's deferred income tax assets as of December 31, 2007 and 2006. On a periodic basis, management will continue to evaluate its remaining deferred income tax assets to determine if a valuation allowance is required.

As of December 31, 2007, for financial reporting purposes, the Company had available for federal income tax purposes total net operating loss carryforwards and income tax credit carryforwards of approximately $2.0 million and $124,000, respectively. The net operating loss carryforwards expire in 2019 and the tax credits expire between 2010 and 2019. These amounts are subject to annual usage limitations of approximately $545,000. These limitations are cumulative to the extent they are not utilized in any year.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Such adoption did not require any cumulative effect adjustments to beginning retained earnings and did not have a material effect on the Company's consolidated financial position, results of operations or cash flows. As of January 1, 2007, the Company had a liability for unrecognized tax benefits of $560,000, which was increased to $638,000 during the year ended December 31, 2007. If this tax benefit is recognized in the consolidated financial statements, it would not have a material impact to the Company's annual effective tax rate because the difference is temporary in nature. The Company does not anticipate any significant changes in uncertain tax positions over the next twelve months.

A reconciliation of the difference between the expected income tax provision using the statutory federal tax rate (35% in 2007, 2006 and 2005) and the Company's actual income tax provision is as follows:

	2007	2006	2005
Income tax provision using statutory federal tax rate	$ 19,634,576	$ 17,489,358	$ 11,380,833
State income tax provision, net of federal income tax benefit	1,761,449	1,628,166	1,194,408
Change in valuation allowance	-	-	(926,500)
Other, net	(667,907)	(166,805)	(197,645)
Total income tax provision	$ 20,728,118	$ 18,950,719	$ 11,451,096

The Company is currently subject to income taxes in the U.S. federal jurisdiction, three states, and, since November 2005, in the United Kingdom. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is no longer subject to U.S. federal tax examinations prior to 2005 or state or local tax examinations by tax authorities for the years before 2003.

Any interest and penalties, if incurred in connection with any income tax examination, would be recognized as components of income tax expense.

(12) EARNINGS PER SHARE

Weighted average shares outstanding for the years ended December 31, 2007, 2006 and 2005 are calculated as follows:

	2007	2006	2005
Weighted average shares outstanding - basic	44,245,875	44,591,437	42,728,461
Impact of dilutive stock-based payments after applying the treasury stock method	974,968	1,380,292	1,448,229
Weighted average shares outstanding - diluted	45,220,843	45,971,729	44,176,690

During the years ended December 31, 2007, 2006 and 2005, stock options outstanding of approximately 717,000, 267,000, and 0, respectively, were excluded from the calculation of diluted earnings per share because their weighted average effect would have been anti-dilutive.

(13) COMPREHENSIVE INCOME

A reconciliation of net income to comprehensive income is as follows:

	2007	2006	2005
Net income	$ 35,370,670	$ 31,018,876	$ 21,065,570
Foreign currency translation	-	(3,067)	3,067
Comprehensive income	$ 35,370,670	$ 31,015,809	$ 21,068,637

(14) NET CAPITAL REQUIREMENTS

TradeStation Securities is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's financial requirement (Regulation 1.17). TradeStation Securities calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of (i) $250,000 and (ii) 2.0% of aggregate customer debit balances. Customer debit items are a function of customer margin receivables and may fluctuate significantly, resulting in a significant fluctuation in the Company's net capital requirements. At December 31, 2007, TradeStation Securities had net capital of approximately $77.8 million (63.8% of aggregate debit items), which was approximately $75.4 million in excess of its required net capital of approximately $2.4 million. At December 31, 2006, TradeStation Securities had net capital of approximately $56.1 million (47.4% of aggregate debit items), which was approximately $53.7 million in excess of its required net capital of approximately $2.4 million.

(15) COMMITMENTS AND CONTINGENCIES

Restricted Cash

The Company had restricted cash of $1.2 million and $1.4 million as of December 31, 2007 and 2006, respectively, in support of a ten-year lease agreement for its corporate headquarters.

Operating Leases

The Company has a ten-year lease expiring in August 2012 (with two 5-year renewal options) that commenced in the summer of 2002 for an approximately 70,000 square foot corporate headquarters in Plantation, Florida. Rent escalations, free rent, and leasehold and other incentives are recognized on a straight-line basis over the initial term of this lease.

In addition to its corporate headquarters, the Company has four non-cancelable operating leases for facilities with expirations ranging from February 2007 to July 2012. Future minimum lease payments as of December 31, 2007 under all operating leases are as follows:

2008	$ 3,423,141
2009	2,380,323
2010	2,426,420
2011	2,288,154
2012	1,708,661
	$ 12,226,699

During 2007, 2006 and 2005, total rent expense (which is included in occupancy and equipment and data centers and communications in the accompanying consolidated statements of income) was approximately $4.4 million, $3.8 million and $3.2 million, respectively.

Purchase Obligations

As of December 31, 2007, the Company had various purchase obligations through August 2012 of approximately $5.3 million as follows: $2.8 million during 2008; $1.6 million during 2009; $601,000 during 2010; and $150,000 during 2011, related primarily to telecommunications services, software maintenance and back office systems. The Company recorded $2.5 million, $1.9 million and $1.9 million of expense associated with these purchase obligations (included in the accompanying consolidated statements of income) for the years ended December 31, 2007, 2006, and 2005 respectively.

Litigation and Claims

Three lawsuits were filed in 2003 by former principal owners of onlinetradinginc.com corp. (the predecessor of TradeStation Securities) against TradeStation Group, certain of its directors and executive officers and certain family partnerships owned by the two former Co-Chief Executive Officers. On July 25, 2003, Benedict S. Gambino, from whom the Company, on October 18, 2002, purchased 2,417,000 shares of Company common stock in a private transaction, filed a lawsuit against the Company and three of its executive officers, William R. Cruz, Ralph L. Cruz and Marc J. Stone, in the Circuit Court of Broward County, State of Florida. This lawsuit's allegations included violation of the Florida Securities and Investor Protection Act, common law fraud, negligent misrepresentation, breach of fiduciary duty and breach of contract. On August 18, 2003, Andrew A. Allen Family Limited Partnership (owned and controlled by Andrew A. Allen), from whom the Company, on November 26, 2002, purchased 1,000,000 shares of Company common stock in a private transaction, filed a lawsuit against the same defendants in the same court. This lawsuit's allegations included violation of the Florida Securities and Investor Protection Act, common law fraud, breach of fiduciary duty, negligent misrepresentation and fraudulent inducement. On August 28, 2003, Farshid Tafazzoli and E. Steven zum Tobel filed a lawsuit against the Company, William Cruz and Ralph Cruz, family partnerships owned and controlled by William Cruz and Ralph Cruz, Mr. Stone, Charles Wright and David Fleischman in the Circuit Court of Miami-Dade County, State of Florida. Mr. Tafazzoli's claims related to his family partnership's sale, on May 1, 2002, of 3,000,000 shares of Company common stock to family partnerships owned by William Cruz and Ralph Cruz, and Mr. zum Tobel's claims related to his family partnership's sale, on May 3, 2002, of 133,942 shares of Company common stock to Charles Wright. This lawsuit's allegations included violation of the Florida Securities and Investor Protection Act, common law fraud and breach of fiduciary duty. Each of the three lawsuits sought rescission of the share purchases and/or compensatory damages, plus interest, costs and attorneys' fees.

The Gambino case was settled and, pursuant to the settlement agreement dated November 3, 2006, was dismissed with prejudice. The Gambino settlement was not material to the Company's consolidated financial position, results of operations or cash flows in any period. In both the Allen and Tafazzoli/zum Tobel lawsuits, the cases went to trial and judge and jury verdicts (the Allen case in the 2007 second quarter and the Tafazzoli/zum Tobel case in the 2008 first quarter), which found in favor of the Company and all other defendants on all claims, i.e., finding no liability on the part of any of the defendants. The Allen case is currently on appeal and a notice of appeal will likely soon be filed by the plaintiffs in the Tafazzoli/zum Tobel case.

On or about December 20, 2007, TradeStation Technologies was named as one of several defendants in a complaint filed in the United States District Court, Southern District of Texas, styled Amacker, et. al. v. Renaissance Asset Management (RAM), et. al.. Other named defendants include Anthony Michael Ramunno, Man Financial Inc., MF Global, Inc., Lind-Waldock & Company, LLC, Vision, LP, Vision Financial Markets, LLC, R.J. O'Brien & Associates, Inc., and FXCM Holdings, LLC. The complaint alleges that over forty plaintiffs are entitled to damages because the plaintiffs were investors in a fraudulent commodity pool operated by Mr. Ramunno and RAM. The complaint alleges that TradeStation Technologies, Inc. conducted trades on behalf of and at the request of Mr. Ramunno and RAM. The complaint attempts to allege the following claims: (i) violations of the Commodity Exchange Act and accompanying regulations; (ii) common law fraud under Texas law; (iii) statutory fraud under Texas Business and Commerce Code; (iv) breach of fiduciary duties under Texas law; (v) negligent and intentional misrepresentations under Texas law; and (vi) negligence under Texas law. The complaint asserts actual damages of at least $32.0 million. The case is at a very early stage, but based upon a preliminary review of the facts by both outside counsel and the company, there does not appear to be any basis to impose liability on TradeStation Securities or TradeStation Technologies.

TradeStation Securities is also engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, including a matter recently settled with FINRA's Division of Enforcement relating to FINRA OATS reporting for payment by the Company of the sum of $750,000, and a pending matter with FINRA's Division of Enforcement, which commenced in 2006, relating to short interest reporting during several months following conversion to self-clearing operations in September 2004, and one pending FINRA arbitration and one pending NFA arbitration, each incidental to, and part of the ordinary course of, its business. A reserve of $750,000 was included in accrued expenses in the accompanying consolidated balance sheet as of December 31, 2007 for the FINRA OATS reporting matter and a settlement payment was made in January 2008 for the same amount. The pending FINRA regulatory matter could ultimately result in a censure, sanction, fine and other negative consequences.

While no assurances can be given, the Company does not believe that the ultimate outcome of any of the above legal matters or claims will result in a material adverse effect on its consolidated financial position, results of operations or cash flows.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers or software subscribers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business.

Management Continuity Agreements

In December 2005, the Company entered into a management continuity agreement with three of its executive officers. Each management continuity agreement provides for potential severance payments during the 100-day period following a change in control, as that term is defined in the agreement, in an amount equal to up to two years of the executive's annual compensation (in the aggregate for all three executive officers, currently approximately $2.1 million). The management continuity agreements do not commit the Company to retain any executive's services for any fixed period of time, do not provide for severance payments unless the Company undergoes a change in control, and do not represent new hires or appointments, as each executive has been serving in his current positions for several years.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies which are not reflected in the consolidated financial statements. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, TradeStation Securities may be obligated for credit extended to its customers by TradeStation Securities or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, TradeStation Securities also executes customer transactions involving the sale of securities not yet purchased ("short sales"), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and TradeStation Securities' internal policies. Additionally, TradeStation Securities may be obligated for credit extended to its customers by its clearing agents for futures transactions that are collateralized by cash and futures positions in the customers' accounts. In all cases, such transactions may expose TradeStation Securities to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, TradeStation Securities may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

TradeStation Securities seeks to manage the risks associated with its customers' activities by requiring customers to maintain collateral in their margin accounts in compliance with various regulatory requirements, internal requirements, and the requirements of clearing agents. TradeStation Securities and its clearing agents monitor required margin levels on an intra-day basis and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary. For further discussion, see Note 4 – RECEIVABLES FROM BROKERAGE CUSTOMERS, NET.

TradeStation Securities borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. TradeStation Securities deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, TradeStation Securities may be exposed to the risk of selling the securities at prevailing market prices. TradeStation Securities seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral as needed.

The customers' financing and securities settlement activities may require TradeStation Securities and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, TradeStation Securities may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. TradeStation Securities seeks to manage this risk by monitoring the market value of securities pledged on a daily basis.

TradeStation Securities provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. TradeStation Securities' liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

(16) SEGMENT AND RELATED INFORMATION

For each of the three years in the period ended December 31, 2007, the Company operated in two principal business segments: (i) brokerage services and (ii) software products and services. The Company evaluates the performance of its segments based on revenue and income before income taxes. The brokerage services segment represents the operations of TradeStation Securities and the software products and services segment represents the operations of TradeStation Technologies. Intercompany transactions between segments are based upon an intercompany licensing and support agreement and an expense-sharing agreement, which reflect current business relationships and complies with applicable regulatory requirements. All significant intercompany transactions and balances have been eliminated in consolidation.

	As of or for the Years Ended December 31,		
	2007	2006	2005
Net revenues*:			
Brokerage services			
Revenues, excluding interest	$ 99,588,227	$ 79,215,779	$ 66,267,069
Interest income	46,480,468	43,120,122	23,937,452
Interest expense	(5,120,479)	(4,634,946)	(3,512,606)
	140,948,216	117,700,955	86,691,915
Software products and services			
Revenues, excluding interest	45,938,093	38,104,121	30,633,185
Interest income	1,444,214	1,466,598	552,244
	47,382,307	39,570,719	31,185,429
Elimination of intercompany charges to brokerage services	(36,775,265)	(28,726,469)	(20,878,375)
	$151,555,258	$128,545,205	$ 96,998,969

	As of or for the Years Ended December 31,		
	2007	2006	2005
Income before income taxes:			
Brokerage services	$ 34,159,527	$ 31,497,590	$ 18,488,506
Software products and services	21,939,261	18,472,005	14,028,160
	$ 56,098,788	$ 49,969,595	$ 32,516,666
Income tax provision:			
Brokerage services	$ 13,179,846	$ 12,257,163	$ 7,208,344
Software products and services	7,548,272	6,693,556	4,242,752
	$ 20,728,118	$ 18,950,719	$ 11,451,096
Identifiable assets:			
Brokerage services	$699,150,725	$601,187,727	$575,763,557
Software products and services	45,536,447	47,899,686	39,370,388
	$ 744,687,172	$ 649,087,413	$ 615,133,945
Depreciation and amortization**:			
Brokerage services	$ 949,274	$ 781,593	$ 702,316
Software products and services	3,059,402	1,726,323	1,068,614
	$ 4,008,676	$ 2,507,916	$ 1,770,930
Capital expenditures:			
Brokerage services	$ 149,862	$ 862,992	$ 191,386
Software products and services	2,133,450	7,232,407	1,713,599
	$ 2,283,312	$ 8,095,399	$ 1,904,985

* Revenues (all in U.S. dollars) derived from customers outside of the United States for the years ended December 31, 2007, 2006 and 2005 were approximately 12%, 11%, and less than 10%, respectively.

** Depreciation expense for certain shared corporate assets held in software products and services is partially allocated to brokerage services.

(17) UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables summarize selected unaudited quarterly financial data for the years ended December 31, 2007 and 2006.

	2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net revenues	$ 35,330,623	$ 35,793,696	$ 40,260,916	$ 40,170,023	$151,555,258
Total expenses	22,132,395	22,826,308	25,147,071	25,350,696	95,456,470
Income before income taxes	13,198,228	12,967,388	15,113,845	14,819,327	56,098,788
Net income	8,195,357	8,132,855	9,723,406	9,319,052	35,370,670
Earnings per share:					
Basic	$ 0.18	$ 0.18	$ 0.22	$ 0.21	$ 0.80
Diluted	0.18	0.18	0.22	0.21	0.78
Weighted average shares outstanding:					
Basic	44,590,076	44,382,844	44,121,906	43,888,675	44,245,875
Diluted	45,708,564	45,424,242	44,949,865	44,797,586	45,220,843

	2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net revenues	$ 29,384,679	$ 32,450,819	$ 32,216,018	$ 34,493,689	$128,545,205
Total expenses	17,925,577	19,849,363	19,919,682	20,880,988	78,575,610
Income before income taxes	11,459,102	12,601,456	12,296,336	13,612,701	49,969,595
Net income	6,951,871	7,643,576	7,836,142	8,587,287	31,018,876
Earnings per share:					
Basic	$ 0.16	$ 0.17	$ 0.18	$ 0.19	$ 0.70
Diluted	0.15	0.17	0.17	0.19	0.67
Weighted average shares outstanding:					
Basic	44,319,210	44,570,353	44,716,983	44,759,201	44,591,437
Diluted	45,922,914	45,916,057	45,993,658	46,054,285	45,971,729

(18) SUBSEQUENT EVENTS

The Company issued a press release on February 21, 2008 announcing that separate family limited partnerships beneficially owned by each of William Cruz and Ralph Cruz, the Company's non-executive Co-Chairmen, will be each entering into a Rule 10b5-1 plan to each sell up to 2,250,000 shares of the Company's common stock over the period ending March 31, 2010. Under each of the two plans, no more than 750,000 shares (excluding privately negotiated sales, if any) may be sold during any calendar-quarterly period, subject to any Rule 144 volume limitations. Sales under each of the Rule 10b5-1 plans will not commence earlier than March 12, 2008.

Certain stock options granted prior to February 2007 to the Company's Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Growth Officer contain a provision resulting in 100% acceleration of vesting if the aggregate beneficial ownership of William Cruz and Ralph Cruz falls beneath 25%. Under the recently announced 10b5-1 plan, the aggregate beneficial ownership of William Cruz and Ralph Cruz may fall beneath 25% as early as the quarter ending June 30, 2008. If this is the case, the net additional compensation and benefits expense from this acceleration would be approximately $1.2 million and $834,000 for the quarter ended June 30, 2008 and for the year ending December 31, 2008, respectively. Of this amount, the expense associated with the Company's Chief Executive Officer would be approximately $753,000 and $528,000 for the quarter ending June 30, 2008 and for the year ending December 31, 2008, respectively.

TRADESTATION GROUP, INC.
TradeStation Building
8050 S.W. 10th Street, Suite 4000
Plantation, Florida 33324

Notice of Annual Meeting of Shareholders
to be held June 12, 2008

To Our Shareholders:

The 2008 annual meeting of shareholders of TradeStation Group, Inc. will be held on June 12, 2008, at 10:00 a.m., local time, at the Renaissance Fort Lauderdale-Plantation Hotel, 1230 South Pine Island Road, Plantation, Florida 33324, for the following purposes:

1. To elect seven directors of the company, four of whom shall be independent directors as defined by applicable rules, to serve for a one-year term expiring in 2009;

2. To ratify the selection of Ernst & Young LLP as the company's independent registered public accounting firm for the year ending December 31, 2008; and

3. To transact such other business as may properly come before the annual meeting or any postponement or adjournment thereof.

The Board of Directors has fixed April 16, 2008 as the record date for the determination of shareholders entitled to vote at the annual meeting. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any postponement or adjournment thereof.

If you elected to receive our annual report and proxy statement electronically over the Internet you will not receive a paper proxy card. The annual report and proxy statement are available on our website at www.tradestation.com.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, you are urged to vote by electronic access, phone or mail.

By Order of the Board of Directors

Marc J. Stone
Secretary

Plantation, Florida
April 28, 2008

TRADESTATION GROUP, INC.
TradeStation Building
8050 S.W. 10th Street, Suite 4000
Plantation, Florida 33324

PROXY STATEMENT

INTRODUCTION

General

This proxy statement, which, together with the accompanying proxy card, is first being mailed to our shareholders on or about April 30, 2008, and is being furnished in connection with the solicitation of proxies by our Board of Directors for use in voting at our 2008 annual meeting of shareholders, including any adjournment or postponement of the annual meeting.

We are paying the cost of this solicitation. In addition to solicitation by mail, proxies may be solicited in person or by telephone, e-mail, facsimile or other means by our officers or regular employees, without paying them any additional compensation or remuneration. Arrangements have also been made with brokers, dealers, banks, voting trustees and other custodians, nominees and fiduciaries to forward proxy materials and annual reports to the beneficial owners of the shares held of record by such persons, and we will, upon request, reimburse them for their reasonable expenses in so doing.

A copy of our annual report for the fiscal year ended December 31, 2007 (which includes our audited financial statements for the three fiscal years ended December 31, 2007) is being mailed, or a link to an Internet web page containing such materials is being sent via email, to our shareholders together with this proxy statement. Such annual report is not, however, incorporated into this proxy statement and it is not to be deemed a part of the proxy soliciting material.

Voting Procedures

Proxies in the form enclosed, if properly executed and received in time for voting and not revoked, will be voted as directed in accordance with the instructions on the form. In voting by proxy with regard to the election of seven directors to serve until the 2009 annual meeting of shareholders, shareholders may vote in favor of all nominees or withhold their votes as to all or any specific nominees. In voting by proxy in regard to the ratification of the selection of Ernst & Young LLP as the company's independent registered public accounting firm, shareholders may vote for or against or abstain from voting. Any properly executed and timely received proxy not so directing or instructing to the contrary will be voted **FOR** (i) each of the company's nominees as directors and (ii) ratification of the selection of Ernst & Young LLP. Please see Proposals 1 and 2 set forth later in this proxy statement. Sending in a signed proxy will not affect a shareholder's right to attend the meeting and vote in person, since the proxy is revocable. Any shareholder giving a proxy may revoke it at any time before it is voted at the annual meeting by, among other methods, giving notice of such revocation to the Secretary of the company, attending the annual meeting and voting in person, or by duly executing and returning a proxy bearing a later date.

We know of no other matters to be presented for action at the annual meeting other than as mentioned. However, if any other matters properly come before the annual meeting in accordance with the bylaws of the company, the holders of the proxies intend to vote in such manner as they decide in their sole discretion.

Voting Securities

At the close of business on April 16, 2008, the record date for the determination of shareholders entitled to receive notice of, and to vote at, the annual meeting, the company's outstanding voting securities consisted of 43,704,728 shares of common stock. Holders of common stock are entitled to one vote per share.

CORPORATE GOVERNANCE

Director Independence

A majority of our Board members are independent directors, as four out of the seven members of the Board qualify as independent under the NASDAQ listing standards and the rules of the Securities and Exchange Commission ("SEC"). No director is considered independent unless the Board affirmatively determines that the director has no material relationship with the company (directly, or as a partner, shareholder or officer of an organization that has a relationship with the company) that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Also, all members of the Board's audit, compensation and nominating committees are independent directors. Members of the audit committee must (and do) meet the criteria established for audit committee service by all applicable federal and state laws, rules and regulations, and those of any agency, regulatory body or self-regulatory body (including NASDAQ) that are applicable to the company.

Code of Ethics

We have a Code of Ethics and Business Conduct that applies to all directors, officers and employees, including our principal executive officer, our principal financial officer and principal accounting officer, and our corporate controller. You can find our Code of Ethics and Business Conduct in the "Investor Relations" section of www.tradestation.com. We will post any amendments to the Code of Ethics and Business Conduct, and any waivers that are required to be disclosed by the rules of the SEC or any other regulatory agency, on our Web site.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of the record date by (i) each person who is known to us to own beneficially more than 5% of our common stock, (ii) each of our directors and nominees for director, (iii) our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers (the "Named Executive Officers" or "NEOs"), and (iv) all directors and executive officers as a group. Except as otherwise described in the footnotes below, we believe that the beneficial owners of the common stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares.

	Shares Beneficially Owned(1)				
Name of Beneficial Owner (1)	Shares	Restricted Shares (2)	Vested Options	Total Shares	Percent
William R. Cruz (3)	5,604,688	-	-	5,604,688	12.8%
Ralph L. Cruz (4)	5,466,468	-	-	5,466,468	12.5%
FMR LLC (5)	2,771,963	-	-	2,771,963	6.3%
Royce & Associates, LLC (6)	2,503,500	-	-	2,503,500	5.7%
Salomon Sredni	750	176,791	573,123	750,664	1.7%
Charles F. Wright (7)	247,080	-	55,666	302,746	*
T. Keith Black	170,546	26,833	34,000	231,379	*
David H. Fleischman	17,500	27,564	108,600	153,664	*
Stephen C. Richards	11,030	-	25,666	36,696	*
Michael W. Fipps (8)	750	-	25,666	26,416	*
Denise Dickins	250	-	23,666	23,916	*
Joseph Nikolson	-	42,466	23,200	65,666	*
Marc J. Stone	-	27,564	18,200	45,764	*
All executive officers and directors as a group (12 persons)(9)	11,519,062	325,697	887,787	12,732,546	29.1%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. It also includes options held by executive officers and/or directors which are exercisable within 60 days of April 16, 2008. These options are included in the column "Vested Options" above.

(2) Restricted shares include 301,218 shares of common stock which were granted to Messrs. Sredni, Fleischman, Stone, Nikolson and Black. Of these shares, 152,439 shares granted to Mr. Sredni on February 20, 2007 vest ratably in annual increments over a five-year period and include 100% vesting acceleration upon death, disability and change in control of the company. The remaining 148,779 shares vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary and include 100% vesting acceleration upon retirement, death, disability and change in control of the company. All of the restricted shares include voting rights. If an officer's employment terminates prior to full vesting (other than termination by reason of death or disability or following a change in control), he will automatically forfeit, and the company will reacquire, the unvested shares for no consideration.

(3) All but 950 shares are held by two Texas limited partnerships over which William R. Cruz, whose address is 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324, possesses sole voting and dispositive powers through his direct and/or indirect 100% ownership of the sole general partner of each of such limited partnerships. In both limited partnerships, William R. Cruz is the sole limited partner. The total also includes 850 shares owned by the spouse of William R. Cruz with respect to which Mr. Cruz disclaims beneficial ownership.

(4) The shares are held by two Texas limited partnerships over which Ralph L. Cruz, whose address is 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324, possesses sole voting and dispositive powers through his direct and/or indirect 100% ownership of the sole general partner of each of such limited partnerships. In one limited partnership Ralph L. Cruz is the sole limited partner and in the other Ralph L. Cruz and his spouse are the limited partners.

(5) All information regarding FMR LLC ("FMR") and its affiliates is based on information disclosed in a Schedule 13G/A filed by FMR and Edward C. Johnson 3rd with the SEC on February 14, 2008. FMR and Mr. Johnson maintain offices at 82 Devonshire Street, Boston, Massachusetts, 02109. FMR is a parent holding company, which through its ownership of Fidelity Management & Research Company and Fidelity Management Trust Company, and its affiliation with Pyramis Global Advisors Trust Company, Pyramis Global Advisors, LLC and Fidelity International Limited, was the beneficial owner of 2,771,963 shares, over all of which it had sole dispositive power and over 1,022,850 of which it had sole voting power. Such filing further indicated that the shares were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the company, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

(6) All information regarding Royce & Associates, LLC ("Royce") and its affiliates is based on information disclosed in a Schedule 13G filed by Royce with the SEC on February 1, 2008. Royce maintains offices at 1414 Avenue of the Americas, New York, NY, 10019. Royce was the beneficial owner of 2,503,500 shares over all of which it had sole dispositive and voting power. Such filing further indicated that the shares were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(7) Total shares include 6,500 shares held as custodian for the benefit of the sons of Charles F. Wright.

(8) Total shares include 500 shares held by the spouse of Michael W. Fipps with respect to which Mr. Fipps disclaims beneficial ownership.

(9) Total shares include 24,479 restricted shares held by one executive officer who is not a Named Executive Officer. See, also, other footnotes above.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of the company and their respective ages and positions with the company as of the date of this proxy statement are as follows:

NAME	AGE	POSITION WITH THE COMPANY
William R. Cruz	47	Co-Chairman of the Board
Ralph L. Cruz	44	Co-Chairman of the Board
Salomon Sredni	40	Chief Executive Officer and President and Director
David H. Fleischman	62	Chief Financial Officer, Vice President of Finance and Treasurer
Marc J. Stone	47	General Counsel, Vice President of Corporate Development and Secretary
John Roberts	56	Chief Marketing Officer
Joseph Nikolson	40	Chief Growth Officer; and President, TradeStation Securities
T. Keith Black	45	Vice President of Product Development, TradeStation Technologies
Denise Dickins (1,2)	46	Director
Michael W. Fipps (1,2)	65	Director
Stephen C. Richards (2,3)	54	Director
Charles F. Wright (3)	57	Director

(1) Member of the nominating committee of the Board.
(2) Member of the audit committee of the Board.
(3) Member of the compensation committee of the Board.

The directors hold office until the next annual meeting of shareholders. Executive officers serve at the discretion of the Board.

T. KEITH BLACK was appointed Vice President of Product Development for TradeStation Technologies in February 2007. Prior to that, from October 1999 through February 2007, he served as Vice President of Server Technology for TradeStation Technologies. Before joining the company, from October 1991 through October 1999, Mr. Black was a co-founder and President of Window On WallStreet, Inc., which was acquired by the company in October of 1999. Prior to founding Window On WallStreet·Mr. Black served, from 1985 through October 1991, as a Senior Software Engineer or Software Consultant for various companies, including Electronic Data Systems (EDS), Micrografx, Inc., and Software AG, USA. Mr. Black received a bachelor's degree in Computer Science from the University of North Texas in 1985.

RALPH L. CRUZ co-founded the company with his brother, William Cruz, in 1982, has been a director since that time, and served, from 1982 through February 15, 2007, first as the company's Vice President and then as its Co-Chief Executive Officer. He was appointed Co-Chairman of the Board in 1996. Effective February 15, 2007, Mr. Cruz retired as Co-Chief Executive Officer, but continues to serve as non-executive Co-Chairman of the Board.

WILLIAM R. CRUZ co-founded the company with his brother, Ralph Cruz, in 1982, has been a director since that time, and served as the company's Chief Executive Officer or Co-Chief Executive Officer from 1982 through February 15, 2007. Mr. Cruz was appointed Co-Chairman of the Board in 1996. Effective February 15, 2007, Mr. Cruz retired as Co-Chief Executive Officer, but continues to serve as non-executive Co-Chairman of the Board.

DENISE DICKINS joined the Board, and became a member of the audit committee and the nominating committee, in July 2005. Since August 2006 Ms. Dickins has served as an Assistant Professor of Accounting at the College of Business at East Carolina University and, from 2002 through August 2006, was an Instructor of Accounting and Auditing at Florida Atlantic University. From 1994 until August 2002, Ms. Dickins was a partner at Arthur Andersen LLP, a public accounting firm, which included serving as the partner-in-charge of its South Florida Audit Division between 1999 and 2002 and as the audit engagement partner for TradeStation Group (and its predecessor) from 1995 until 2001. Prior to becoming a partner at Arthur Andersen, Ms. Dickins was employed, beginning in August 1983, as an accountant at Arthur Andersen. Ms. Dickins is a Certified Public Accountant who has a doctoral degree in Business Administration from Florida Atlantic University and a bachelor's of science degree in Accounting and Finance from Florida State University. Ms. Dickins has had no involvement with the company's audits or outside auditors (other than her role as a member of the audit committee) since the company terminated its relationship with Arthur Andersen in May 2002.

MICHAEL W. FIPPS joined the Board, and became a member of the audit committee, in March 2002, and became a member of the nominating committee upon its creation in July 2005. In April 2007, Mr. Fipps became the chief financial officer of Osmotica Pharmaceutical Corp., where he had served as a consultant since August 2006. Prior to becoming the chief financial officer of Osmotica, Mr. Fipps was semi-retired for approximately ten years, working occasionally as an independent consultant, including associations with Osmotica and Endeavor Pharmaceuticals (from April 2002 to July 2003), both privately-held specialty pharmaceutical companies, and Connally and Associates (from December 1998 through April 2000), a profit recovery firm. From June 1994 to October 1997, he served as Chief Financial Officer and Senior Vice President of IVAX Corporation, then a publicly-held pharmaceutical company. Before going to IVAX, Mr. Fipps served, from 1973 to 1994, the last 10 years as Vice President-Finance and Treasurer, at Bergen Brunswig Corporation, a large wholesale distributor of prescription pharmaceuticals and other health care products. Mr. Fipps is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. He has a bachelor's of arts degree from University of North Carolina.

DAVID H. FLEISCHMAN joined the company as Chief Financial Officer, Vice President of Finance and Treasurer in February 2001. Prior to joining the company, Mr. Fleischman was engaged as a Director of Crossroads LLC, a firm that provides financial and management expertise and services to companies seeking to maximize the efficiencies and performance of their management teams. From January 1997 until September 2000, Mr. Fleischman served as Senior Vice President, Chief Financial Officer and member of the board of advisors of The SeaSpecialties Group, a company that produced products in the seafood industry. From 1992 to 1996, he served as Senior Vice President and Treasurer of The Kislak Organization – J.I. Kislak, Inc., an organization that, during those years, included the largest privately-held mortgage-banking company in the United States. From 1983 to 1992, Mr. Fleischman served as a Director, Vice President and Chief Financial Officer of the U.S. group of Berisford International plc, a publicly-held United Kingdom company. From 1969 to 1983, he held several positions with subsidiaries of Midland Bank plc, including London American Finance Corporation and Drake America Corporation. He began his career in 1967 in the audit division of a predecessor firm of Ernst & Young LLP. Mr. Fleischman has a bachelor's of science degree in accounting from The New York Institute of Technology.

JOSEPH NIKOLSON was appointed Chief Growth Officer of the company in February 2007 and has served as President of TradeStation Securities, the company's principal operating subsidiary, since May of 2003. He served as Chief Operating Officer of TradeStation Securities from December 2000 through April 2003 and, from January 1999 through December 2000, served in various roles, including Chief Compliance Officer, at OnlineTrading.com, the predecessor to TradeStation Securities. Mr. Nikolson also serves as a director of TradeStation Europe Limited, and as TradeStation Securities' membership representative at the Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, International Securities Exchange, NYSE ARCA and Philadelphia Stock Exchange. From November 1996 to January 1999, Mr. Nikolson was a principal of Olde Discount Corporation where his roles included the direct sales supervision and management of registered representatives in a six-state region. From 1994 to 1996, Mr. Nikolson was a derivatives analyst with National City Bank where he was responsible for overall valuation and risk management of the bank's interest rate swap portfolio and related holdings. Mr. Nikolson received his bachelor's and master's degrees in Finance from Cleveland State University, and completed post-graduate research in International Finance at Kent State University, where he also served as a Teaching Fellow in the graduate school of business.

STEPHEN C. RICHARDS joined the Board, and became a member of the audit committee and compensation committee, in August 1999. Currently retired, from April 2001 to December 2004 Mr. Richards served as the Chief Financial Officer and Chief Operating Officer (from November 2001) of McAfee, Inc. (NYSE: MFE), a provider of network security and availability solutions for e-business. From April 1996 to June 2000, he served in several different roles for E*Trade Financial Corp. (then called E*TRADE Group, Inc.) (NASDAQ GS: ETFC), an online brokerage and banking company, including Senior Vice President of Finance, Chief Financial Officer and Treasurer, Senior Vice President, Corporate Development and New Ventures, and Chief Online Trading Officer. Prior to joining E*Trade, Mr. Richards was Managing Director and Chief Financial Officer of Correspondent Clearing at Bear Stearns & Companies, Inc., then one of the nation's largest investment banking and brokerage firms, where he was employed for more than 11 years. He is also a former Vice President/Deputy Controller of Becker Paribas, and former First Vice President/Controller of Jefferies and Company, Inc. Mr. Richards is a Trustee for the UC Davis Foundation and is on the board of directors of Cray, Inc. (NASDAQ GM: CRAY), a computer hardware company, Guidance Software (NASDAQ GM: GUID), a digital software company for security and investigatory services, and BigFix, Inc., a privately-held company offering solutions to manage security and policy across globally distributed infrastructures. He received bachelor's of arts degrees in Statistics and Economics from the University of California at Davis and an MBA in Finance from the University of California at Los Angeles. Mr. Richards is a Certified Public Accountant.

JOHN ROBERTS joined the Company in July 2007 as Chief Marketing Officer. From 2004 to 2007, Mr. Roberts served as Chief Marketing Officer and a Managing Director of the Chicago Mercantile Exchange (CME), the world's largest financial exchange, serving as its first chief marketing officer following its initial public offering. From 1999 to 2004, Mr. Roberts was a Managing Director of Barclays Global Investors (BGI), serving as Head of Marketing and Communications from 2000 to 2004. Prior to BGI, Mr. Roberts served, from 1988 to 1999, as Senior Vice President, Marketing, of the Chicago Board Options Exchange (CBOE), where he directed worldwide business development, and helped create the Options Industry Council, a recognized leader in options education. Mr. Roberts's other marketing positions have been with Citicorp Savings of

Florida, Campbell Soup Company, and General Mills. Mr. Roberts has an MBA degree in Marketing from Amos Tuck School and a bachelor's degree in math and economics from Dartmouth College.

SALOMON SREDNI joined the company in December 1996 as its Vice President of Operations and Chief Financial Officer and was named Treasurer and a director in July 1997. In August 1999, he was named President and Chief Operating Officer and became Chief Executive Officer and President in February 2007. Mr. Sredni also serves as a director of TradeStation Securities and TradeStation Technologies. Before joining the company, Mr. Sredni was, from August 1994 to November 1996, Vice President of Accounting and Corporate Controller at IVAX Corporation, then a publicly-held pharmaceutical company. From January 1988 to August 1994, he was with Arthur Andersen LLP, a public accounting firm. Mr. Sredni is a Certified Public Accountant, and a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. He has a bachelor's degree in accounting from The Pennsylvania State University.

MARC J. STONE joined the company in May 1997 as its General Counsel, Vice President of Corporate Development, and Secretary. Mr. Stone also serves as a director of the company's three subsidiaries, TradeStation Securities, TradeStation Technologies and TradeStation Europe Limited, and as an executive registered principal of TradeStation Securities, the company's principal operating subsidiary. Mr. Stone also serves as TradeStation Securities' membership representative at the New York Stock Exchange and the American Stock Exchange. From January 1993 to May 1997, Mr. Stone was a partner at the predecessor law firm of Bilzin Sumberg Baena Price & Axelrod LLP, which currently serves as the company's regular outside counsel. Prior to that time, from 1985 to 1992, Mr. Stone was an associate with that law firm. Mr. Stone has a bachelor's degree with concentrations in English and American Literature and in Theatre Arts and Dramatic Literature from Brown University, and received his law degree from University of California (Boalt Hall) School of Law at Berkeley. Mr. Stone is a member of the Bar of the State of New York, The Florida Bar, the American Bar Association and the New York State Bar Association.

CHARLES F. WRIGHT joined the Board in June 2001, at which time he also became a member of the compensation committee, and served as a member of the audit committee from June 2001 through July 2005. Mr. Wright is the Chairman of Fall River Group, Inc., which owns and operates a group of foundries in Wisconsin. He has been Chairman since 1984, and has been associated with Fall River Group since 1973. He is also the Chairman and a Principal of Fall River Capital, LLC, an investment advisory firm that specializes in the trading of global financial and natural resource futures. He has held these positions since 1999. Since 1997, Mr. Wright has also been Chairman and a co-owner of Quaestus & Co., Inc., a merchant banking firm located in Milwaukee, Wisconsin. From November 2001 through June 2005, he was Chairman and co-owner of Kilbourn Capital Management, Inc., which manages the Kilbourn Diversified Strategy Fund, a hedge fund of funds. From 1992 until its acquisition by Cumulus Media, Inc. in 1997, Mr. Wright served as Chairman of Caribbean Communications Company Ltd., a developer and operator of a radio network throughout the English-speaking Caribbean Islands. Mr. Wright serves on the board of directors of Goodwill Industries of Southeastern Wisconsin and Metropolitan Chicago, Second Harvest Food Bank Foundation, and Good Hope School in St. Croix, U.S. Virgin Islands. Mr. Wright is registered with the CFTC and the NFA as a Commodity Trading Advisor, and holds a master's degree in Business Administration from Harvard University Graduate School of Business. Prior to joining the Board, Mr. Wright occasionally performed consulting services for the company, the last payments for which were made in 1999, two years before he joined the Board.

Board Meetings and Committees of the Board

The Board held eight meetings and acted by unanimous written consent in lieu of a meeting two times during the fiscal year ended December 31, 2007. The Board currently includes four nonemployee, independent members ("independent directors") – Denise Dickins, Michael W. Fipps, Stephen C. Richards and Charles F. Wright.

Mr. Fipps, Ms. Dickins, and Mr. Richards serve on the audit committee of the Board. The audit committee's responsibilities and other matters related to the audit committee are discussed in "Audit Committee Report" below.

Mr. Richards and Mr. Wright serve on the compensation committee of the Board. The compensation committee determines executive officers' compensation packages and administers the company's Incentive Stock Plan and Employee Stock Purchase Plan. The compensation committee held eight meetings during the fiscal year ended December 31, 2007. See discussion of "EXECUTIVE COMPENSATION – Compensation Discussion and Analysis" below.

Ms. Dickins and Mr. Fipps serve on the nominating committee of the Board. Both Ms. Dickins and Mr. Fipps are independent directors, as defined under Rule 4200(a)(15) of the Marketplace Rules of The NASDAQ Stock Market. The nominating committee is responsible for the identification of individuals qualified to become members of the Board, the selection of the director nominees for annual meetings of shareholders, the selection of director candidates to fill any vacancies on the Board, and related responsibilities. The nominating committee held one meeting during the fiscal year ended December 31, 2007. See discussion of "Director Nominations" below.

In 2007, except for one director's absence from one committee meeting and another director's absence from a different committee meeting, all Board and committee meetings had 100% attendance. All committee charters are available in the "Investor Relations" section of www.tradestation.com.

Director Nominations

The nominating committee of the Board, acting pursuant to a nominating committee charter, is responsible for the identification of individuals qualified to become members of the Board, the selection of the director nominees for annual meetings of shareholders, the selection of director candidates to fill any vacancies on the Board, and related responsibilities. Criteria to be considered by the nominating committee in identifying and evaluating nominees include experience in corporate governance, experience in, or relationships within, the company's industry, academic or professional expertise, reputation for high moral and ethical standards, business and professional standing that will add to the Board's stature, and business experience, skills and time availability. In addition, it is a primary objective of the nominating committee to assure that the Board and its committees satisfy the independence requirements of NASDAQ and any other applicable self-regulatory or regulatory requirements. The nominating committee will consider director candidates recommended by shareholders and will evaluate such candidates on the same basis as candidates recommended by other sources. Such recommendations may be submitted to the company, Attention: Secretary, at the company's address set forth in this proxy statement. In order to ensure review and consideration of any shareholder's recommendation, a recommendation should be submitted no later than the same date (December 29, 2008) as shareholder proposals are required to be submitted in order to receive consideration for inclusion in the company's 2009 proxy material. See "SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING" below. The Secretary will present such recommendations to the nominating committee. The nominating committee will identify potential candidates through recommendations from the company's officers, directors, shareholders and other appropriate third parties.

In 2007, the Board did not pay a fee to any third party to identify candidates. Although the company is not currently paying a fee to any third party to identify or evaluate potential nominees, the nominating committee may engage a third-party search firm in the future, which is authorized by the nominating committee charter.

Policy on Attendance of Directors at Annual Meeting of Shareholders

We encourage, but do not require, attendance of all incumbent directors and director nominees at our annual meeting of shareholders. At our 2007 annual meeting, four members of the Board were present.

Shareholder Communication with Directors

Shareholders may communicate with the Board or to specified directors by sending a letter to the Board of the company, in care of the Secretary of the company at its corporate headquarters. Any shareholder communications that are addressed to the Board or specific directors will be delivered by the Secretary of the company to the Board or such directors.

Directors' Compensation

For the 2007-2008 term, each of our independent directors received an annual retainer of $15,000 and the chairman of the audit committee received an additional annual retainer of $10,000, paid promptly following election as a director at the 2007 annual shareholder meeting. Each director also received $1,500 per Board meeting, $1,500 per audit committee meeting and $1,000 per any other committee meeting. Other than reimbursement of out-of-pocket expenses, a director who is an employee or officer does not receive compensation of any kind for service as a director.

Historically, the Board has determined the compensation to be paid to non-employee directors based on informal comparisons to the amounts being paid to non-employee directors at other online trading companies and taking into account the size differential between us and those competitors. Going forward, the compensation committee of the Board will gather and analyze any information that it deems relevant and will make recommendations to the Board regarding non-employee director compensation for the entire Board's approval.

Pursuant to the company's Nonemployee Director Stock Option Plan (the "Director Plan"), each non-employee director receives options to purchase up to 75,000 shares of common stock upon initial election as a director, as determined by the Board at such time. Upon each re-election to the Board at the annual meeting of shareholders, each nonemployee director is automatically granted, on the date of re-election, additional options to purchase 7,000 shares of common stock. In 2007 and for 2008, William Cruz and Ralph Cruz have waived participation in these annual grants. Each option is granted at an exercise price equal to the fair market value of the common stock on the date of grant. Effective March 8, 2007, the board of directors authorized amendments to the Director Plan to change the definition of fair market value to the closing price of the company's common stock on the date of grant (or the closing price on the next trading day if the company's common stock was not traded on the date of grant). We reserved 350,000 shares of common stock for issuance under the Director Plan, subject to antidilution adjustments. Options granted have a term of five years and vest in equal installments over three years. As of December 31, 2007, options to purchase 144,000 shares were outstanding and 60,000 shares were available for issuance under the Nonemployee Director Stock Option Plan. All directors may also be reimbursed for certain expenses in connection with attendance at Board and committee meetings.

Stock options granted under the Director Plan from 2002 through 2006 contain a provision resulting in 100% acceleration of vesting if the aggregate beneficial ownership of William Cruz and Ralph Cruz falls beneath 25%. Under Rule 10b5-1 plans announced on February 21, 2008 for each of William Cruz and Ralph Cruz, the aggregate beneficial ownership of William Cruz and Ralph Cruz may fall beneath 25% as early as the quarter ending June 30, 2008 based on the sales program contemplated under each plan. If this is the case, the net additional compensation and benefits expense from this acceleration would be approximately $200,000 and $150,000 for the quarter ended June 30, 2008 and for the year ending December 31, 2008, respectively.

The following table further summarizes director compensation paid to the non-employee directors during 2007:

2007 DIRECTOR COMPENSATION TABLE

Director Name	Fees Earned or Paid in Cash($)	Option Awards ($) (1)(2)	All Other Compensation($)(3)	Total($)
William R. Cruz	27,625	-	-	27,625
Ralph L. Cruz	27,625	-	-	27,625
Denise Dickins	37,500	59,527	-	97,027
Michael W. Fipps	51,250	36,780	-	88,030
Stephen C. Richards	45,000	36,780	-	81,780
Charles F. Wright	34,000	36,780	-	70,780

(1) The following table summarizes the number of outstanding option awards held by each director at December 31, 2007:

Director Name	Outstanding Option Awards at 12/31/07
William R. Cruz	-
Ralph L. Cruz	-
Denise Dickins	39,000
Michael W. Fipps	35,000
Stephen C. Richards	35,000
Charles F. Wright	65,000

Of the 65,000 outstanding option awards held by Mr. Wright, 30,000 were granted to him in October 1999, prior to his becoming a director, for work performed under a consulting agreement.

(2) The amounts set forth in this column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment.* The amounts include $6,966 of compensation expense recognized by the Company in 2007 with respect to the annual option grants to acquire 7,000 shares issued to each director in June 2007, and any additional amounts represent compensation expense recognized in 2007 with respect to prior year option grants. The full grant date fair value of the 2007 options grant ($35,707) is determined by multiplying the number of options granted by $5.1010, the fair value per share. Assumptions used in the calculation of these amounts are included in Note 9, *Stock Based Compensation*, to the audited consolidated financial statements included in our Form 10-K for the fiscal year ended December 31, 2007. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) The value of any perquisites and other personal benefits received by each director was de minimis.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires officers (as defined under the Exchange Act) and directors, and persons who own more than ten percent of a registered class of a company's equity securities, to file reports of ownership and changes in ownership with the SEC. Our officers, directors and greater-than-ten-percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on review of the copies of such forms furnished to us and our understanding that no Forms 5 were required, we believe that during the fiscal year ended December 31, 2007 all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent beneficial owners were satisfied except that Joseph Nikolson, Marc J. Stone, David H. Fleischman and Salomon Sredni each filed a Form 4 on January 29, 2007 relating to a stock option grant made on January 19, 2007.

Transactions With Related Persons

No director or executive officer of the company, and no immediate family member of any director or executive officer of the company, has a direct or indirect material interest in any transaction since January 1, 2007 in which the company or any of its subsidiaries was a participant, and no such transaction is currently proposed. The company has policies and procedures regarding the review and approval of related-person transactions. Such policies and procedures are in writing and have been approved by the audit committee. The transactions covered by the company's policies and procedures include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the company participates and the amount involved exceeds $10,000, and a director or executive officer of the company has a direct or indirect material interest. The policies and procedures include transactions where the directors' and executive officers' children, stepchildren, parents, stepparents, spouse, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, or sisters-in-law or members of their households (other than a tenant or employee) have a personal interest.

Any director or executive officer proposing a transaction covered by the company's related party transaction policies and procedures must promptly notify the company's general counsel and the chairman of the audit committee prior to engaging in the proposed transaction and must provide all material details of the proposed transaction and his or her interest in the transaction. The audit committee will consider any proposed related party transaction at its next meeting. The audit committee may authorize the transaction only if the audit committee determines that the transaction is fair to, and in the best interests of, the company at the time of its authorization. The transaction must be approved in good faith by a majority of the disinterested directors on the audit committee.

Audit Committee Report

The audit committee of the Board consists of three non-employee directors, Michael W. Fipps (Chairman), Stephen C. Richards and Denise Dickins. The audit committee operates under a written charter, which is reviewed each year. The amended and restated charter (as of February 13, 2008) has been included as Exhibit "A" to this proxy statement and is available in the "Investor Relations" section of www.tradestation.com. The Board has determined that all three members of the audit committee are audit committee financial experts as defined in Item 407(d)(5)(ii) of Regulation S-K. We believe that the audit committee's current member composition satisfies the rules of NASDAQ that govern audit committee composition, including the requirement that audit committee members all be "independent directors" as that term is defined by NASDAQ Marketplace Rule 4200(a)(15). The audit committee held twelve meetings in 2007.

The audit committee monitors and oversees the company's financial reporting process on behalf of the Board, reviews the independence of its independent registered public accounting firm and is responsible for authorizing or approving the engagement of its independent registered public accounting firm for both audit services and permitted non-auditing services, the scope of audit and non-audit assignments, related fees, the accounting principles used in financial reporting, internal financial auditing procedures, the adequacy of the internal control procedures, critical accounting policies, and the overall quality of the company's financial reporting.

Management is responsible for the company's financial statements, systems of internal control and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the company's consolidated financial statements and performing an audit of the effectiveness of internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board, and to issue reports thereon. The audit committee's responsibility is to monitor and oversee these processes.

The audit committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention it deems necessary or appropriate to fulfill its oversight responsibilities under the audit committee's charter. In this context, the audit committee discussed with Ernst & Young LLP the results of its audit of the company's financial statements and its audit of the effectiveness of internal control over financial reporting for the year ended December 31, 2007.

Specifically, the audit committee has reviewed and discussed with the company's management the audited financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting. In addition, the audit committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committee," as amended, and any other matters required to be discussed under generally accepted auditing standards. These discussions included the scope of the independent registered public accounting firm's responsibilities, significant accounting adjustments, any disagreement with management and a discussion of the quality (not just the acceptability) of accounting principles, reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The independent registered public accounting firm provided the audit committee with the written disclosures and the letter required by Independence Standards Board No. 1, "Independence Discussions with Audit Committees," and the audit committee discussed with the independent registered public accounting firm that firm's independence from the company and its management. During fiscal year 2007, the company retained its current independent registered public accounting firm, Ernst & Young LLP, for the audit of the fiscal year 2007 financial statements, the audit of the effectiveness of internal control over financial reporting, and the reviews of the company's 2007 quarterly reports on Form 10-Q.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the Board that the audited financial statements, together with Management's Discussion and Analysis of Financial Condition and Results of Operations, be included in the company's annual report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors.

Michael W. Fipps, Chairman
Stephen C. Richards
Denise Dickins

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction and Background

We have, since the initial public offering of our predecessor company in 1997, worked hard to ensure that our executive compensation philosophy, culture and practices are reasonable, not excessive, and consistent with the interests of our shareholders. It is worth noting that our Co-Chairmen of the Board and former Co-CEOs (having served as Co-CEOs from 1997 through February 14, 2007), William Cruz and Ralph Cruz, have, through their family limited partnerships, collectively been the company's largest shareholder since its inception. The Cruzes, as the largest beneficial owners of the company's outstanding shares of capital stock, have consistently recommended executive compensation policy and practices that they believed would best benefit the shareholders of the company. On February 15, 2007, each of the Cruzes retired from their day-to-day roles and Salomon Sredni, our President and Chief Operating Officer since 1999, was promoted to CEO. The Cruzes continue to serve as Co-Chairmen of the Board, in a non-executive capacity. Mr. Sredni's compensation package for his new role is discussed below.

The company believes that, over the years, total compensation for its executives has been competitive and that it has been able to acquire and retain through its compensation practices highly-qualified persons to compose its executive management team. The company remains committed to the creation and implementation of executive compensation plans, programs and awards that strike a balance which effectively rewards and "incentivizes" performance, and attracts and retains valuable services, but is not excessive or focused in a manner that is unrelated to enhancing the executive's performance or otherwise not in the best interests of the company's shareholders. We believe that striking this balance effectively is the best manner to enhance the company's value through our executive management team.

Compensation Committee and Compensation Committee Charter

The compensation committee was created by the Board to assist the Board in fulfilling its responsibilities relating to employee compensation/benefit/equity plans (such as our Incentive Stock Plan and Employee Stock Purchase Plan) generally, and all executive officer compensation plans, packages and programs (whether individual or collective). The compensation committee consists, and has consisted, of two non-employee, independent directors of the Board. The independence of these two directors meets the definition and requirements for that status of both the SEC, for publicly-traded companies, and The NASDAQ Global Select Market, for NASDAQ-listed companies. The two members of the compensation committee are Stephen Richards and Charles Wright, with Mr. Wright as Chairman. Mr. Richards has been a member of the compensation committee since 1999 and Mr. Wright has been a member since 2001. The compensation committee held eight meetings in 2007 and held four meetings in the first quarter of 2008. We believe that it is important, in seeking to achieve the best overall results for the company regarding its employee compensation plans and executive compensation plans and programs, that the compensation committee consist solely of non-employee, independent directors, as defined by the SEC and NASDAQ, and meet and discuss relevant issues as often as reasonably required each year. With respect to 2008 year-end compensation decisions as well as decisions relating to 2009 compensation packages, the compensation committee has already adopted and provided to management a formal schedule that addresses what information the compensation committee will want to review and when that information must be provided and sets deadlines for different stages of the decision-making process. All executive compensation is ultimately determined solely by the compensation committee or pursuant to written plans, procedures or authorizations formally adopted or recommended by it, except that compensation of the CEO, once approved and recommended by the compensation committee, must also be unanimously ratified by the Board.

The compensation committee charter, the current form of which was adopted by the Board July 20, 2005 (and last amended by the Board March 10, 2008) and has been included as Exhibit "B" to this proxy statement, sets forth the purpose of the committee, its responsibilities and duties regarding employee plan adoption and administration and executive officer compensation evaluation and determination, disclosure and reporting, use of outside advisers and other resources, and requirements regarding meetings and procedures. Responsibilities and duties of the committee for employee plans (such as the company's incentive stock plan and employee stock purchase plan) include preparation, review and recommendation to the Board of plans and amendments, administration of the plans and, in consultation with the CEO, approval of formulaic and/or discretionary equity-based awards pursuant to equity compensation plans. With respect to executive officer compensation generally, responsibilities and duties include annual evaluation of the CEO, annual evaluation of all other executive officers with the expectation that the CEO will take primary responsibility for evaluating all other executive officers and reporting his opinions to the committee, determination and approval of all executive officer compensation, including perquisites and any special benefits, for the CEO (subject to ratification by the Board) and, in consultation with the CEO, for the other executive officers, establishment and review of performance objectives and company goals related to executive compensation, and review and approval of executive officer employment, severance, change-in-control or similar agreements.

The charter also requires the committee to prepare annually a Compensation Committee Report on executive compensation that the rules of the SEC require be included in the company's Annual Report on Form 10-K and/or annual proxy statement. In addition, the committee has the responsibility to assist, as requested by the company's executive officers, with the preparation of any other disclosure of executive compensation required by the rules of the SEC to be included in the company's Annual Report on Form 10-K and/or proxy statement including, but not limited to, this compensation discussion and analysis. In connection with that responsibility, the committee is to review and discuss this discussion and analysis with the company's executive officers and, as appropriate, other senior management and, based on such review and discussion, determine whether to recommend to the Board that it be included in the Company's Annual Report on Form 10-K and/or proxy statement. The committee is required to review the charter annually and recommend to the Board any modifications it deems appropriate.

General Compensation Philosophy

We believe that an experienced, high-quality senior management team is critical to our success. Our executive officers are not only experienced and highly-qualified in what they do, but most have been in a senior role with the company for many years. Our non-executive Co-Chairmen, William and

Ralph Cruz, are the company's founders and served as its chief executives for over 25 years. The company's CEO, Salomon Sredni, has been part of senior management for over 11 years (including serving as President and Chief Operating Officer for over eight years before being promoted to CEO in February 2007), and our Chief Financial Officer, David Fleischman, has held that position for over seven years. Our General Counsel, Marc Stone, has held that position, and served as our Vice President of Corporate Development and Secretary, for 11 years, and Joseph Nikolson, who assumed the added role of Chief Growth Officer of TradeStation Group in February 2007, has been the President or Chief Operating Officer of the company's principal operating subsidiary, TradeStation Securities, for 8 years, and continues to serve as its President. T. Keith Black, who was promoted in February 2007 to the executive office of Vice President of Product Development of the company's technologies subsidiary, has been with us for over eight years. Our newest executive, John Roberts, joined to be our Chief Marketing Officer in July 2007, and has over 30 years experience in marketing, most of it in the brokerage industry. We believe this length of experience with the company, and generally, enables the development of a deeper knowledge of our products, services, operations and business goals, fosters better teamwork and, we believe, produces higher-quality, more-efficient results.

Based on these beliefs and circumstances surrounding the company's executive management team, the compensation committee's approach to executive compensation is to develop, offer and implement programs and packages that enable the company to retain its executive management, create incentives for executive management to continue to perform at high levels and help produce increasingly-positive overall results, and to attract highly-qualified new members to the executive management team if, as and when needed. Within this strategy, the compensation committee considers it essential to the vitality of the company to maintain levels of compensation opportunity that are competitive with companies, as appropriate, in our industry and/or geographic region, taking into account relative market capitalizations and other relevant measurements when viewing the compensation approaches used, and overall amounts paid, by such companies. Overall, the compensation committee's goal with executive compensation is to maintain and enhance the company's value and to align each executive's interests with those of the shareholders in a manner that is reasonable and appropriate in light of the executive's roles and responsibilities within the company.

The compensation committee has, historically, sought to meet these goals by offering executives a combination of base salary, potential annual cash bonus compensation, and, other than with respect to the former Co-CEOs, long-term incentive compensation in the form of stock options and, more recently, restricted stock awards. Annual cash bonuses and stock-based awards have generally been, through 2007, discretionary, at least in part, based upon a consideration of factors that include an evaluation of both individual and company success and performance. Historically, through 2007, the committee has determined the allocation of cash-based versus equity-based compensation based on recommendations received from the former Co-CEOs and current CEO, and discussion of those recommendations, as opposed to using any particular method, formula or criteria. In 2008, we have moved towards a more formula-based approach to executive compensation. A more detailed discussion of those three compensation elements, and how 2008 will compare to 2007 and prior years, is set forth in separate sections below.

The committee does not believe in, and has not ever authorized or ratified, perquisites of any material nature outside of health insurance, 401(k) plan contribution matching and similar benefits which are generally offered to all employees. For example, the company does not provide executives with automobiles, chauffeurs, private planes, primary or other residences, country club memberships or similar perquisites, as both the compensation committee and company senior management believe that such perquisites, at least in the context of the company's business, do not provide benefits that justify their costs. In determining final executive compensation for 2007 and formulating compensation plans for 2008, the compensation committee considered several factors in seeking to meet the compensation philosophy and goals outlined above and to create appropriate incentives in connection with the elevation of Mr. Sredni to CEO, and our hiring of a chief marketing officer and realignment of our senior management structure, to lead the company through its next phase and to seek continued growth of the company's business, revenues and net income.

Historically, as a small, growth company, executive compensation has generally (and, the committee believes, properly) been below the median total compensation of the company's peer group or market segment in which it competes for business, which has consisted mostly of larger, more-established companies. This was addressed, in part, by the use of stock-based awards as long-term compensation to provide incentives to help improve share value and to motivate the executives to remain with the company. The committee, for both 2007 and 2008 compensation, has taken into account the company's current size, maturity and standing in its peer group or market (it remains small compared to nearly all of its publicly-traded competitors), the value of what remains of previously-issued, unexercised long-term compensation awards, and the requirement that began in 2006 to expense certain stock-based grants that previously were not required to be expensed.

The company's policies and procedures regarding executive compensation and employee compensation plans that are described in this compensation discussion and analysis are summarized broadly in the compensation committee charter (which is summarized above, and, in its most-recently-amended form, has been included as Exhibit "B" to this proxy statement and is available in the "Investor Relations" section of www.tradestation.com) and in more detail in a written policies and procedures document adopted by the compensation committee.

How Executive Performance is Evaluated for Compensation Purposes

As a general matter, in addition to company earnings per share and other company financial results, each executive's performance is evaluated based upon his performance of responsibilities specific to his role(s) and position(s) with the company. These more executive-specific evaluations are important in determining the portions of any awards that are discretionary, such as increases in base salary, and all or a portion of annual cash bonuses and long-term compensation opportunities.

In 2007, for Mr. Sredni, who as CEO and President for nearly the whole year (all but the first 45 days) of the parent company, had overall, general responsibility for setting our business goals and executing results, company financial performance was the major factor evaluated. For 2008, Mr. Sredni's compensation will continue to be tied closely to the company's financial performance.

Our other four NEOs, David Fleischman, Chief Financial Officer, Vice President of Finance and Treasurer, Marc Stone, General Counsel, Vice President of Corporate Development and Secretary, Joseph Nikolson, Chief Growth Officer of the company (as of February 15, 2007) and President of TradeStation Securities, the company's principal operating subsidiary, and T. Keith Black, Vice President of Product Development of our technology subsidiary, have very different roles and responsibilities. To the extent the award of any compensation component is based on subjective evaluation of individual performance, Mr. Fleischman's has been and will be evaluated, in large part, based upon his performance relating to financial reporting, the effectiveness, evaluation and testing of internal controls, preparation of budgets and business outlooks, and otherwise as chief financial officer of the Company. Mr. Stone's individual performance has been and will be evaluated, in large part, based upon his performance relating to securities law, broker-dealer, futures commission merchant and exchange member compliance in non-operational areas, oversight of policies and procedures for corporate governance, oversight of third-party business relationships, all dispute resolution processes and regulatory inquiries and actions, and, as Vice President of Corporate Development, the exploration and analysis of potential acquisition and other strategic partner relationships and alternatives for the company, as well as important third-party transactions and relationships generally. Mr. Nikolson's individual performance has been and will be evaluated, in large part, based upon his performance as the chief executive of the company's principal operating subsidiary, TradeStation Securities, including the execution of its business goals, and, as Chief Growth Officer of the company, the exploration and analysis of potential acquisition and other strategic partner relationships and alternatives for the company, and other growth opportunities. Mr. Black's individual performance has been and will be evaluated, in large part, based upon his overall management of our product development team, and the quality and timing of new product, service and enhancement releases.

All four of these executives also participate with the CEO in discussions and meetings to help develop and refine strategic initiatives and other high-level decisions concerning the company and its business. For 2007, 100% of each of these four NEOs' annual cash bonus and long-term, equity-based awards were based upon the subjective evaluation of the CEO or former Co-CEOs. In 2008, 80% of the annual cash bonus and 100% of the long-term, equity-based awards were or will be based on a formula calculation, as described in detail in separate sections below.

Participation of Executives in Compensation Process

No executive has participated or participates directly in the process of determining compensation of executives except, with respect to 2007, for the Cruzes, as former Co-CEOs (prior to February 15, 2007), and Mr. Sredni (as President prior to February 15, 2007 and as CEO as of February 15, 2007). Pursuant to the compensation committee charter, the CEO assumes primary responsibility for evaluating the performance of the other executives and making a report and compensation recommendations to the committee (prior to February 15, 2007, the President, at the request of the former Co-CEOs, also participated in the evaluation with respect to the other executives). For 2007, prior to February 15, the former Co-CEOs (and the President, at the request of the former Co-CEOs), and thereafter Mr. Sredni as CEO, also advised the committee of their recommendations regarding the types of compensation components that should be awarded, and how those awards should be determined and the respective amounts thereof, and what types of company-wide compensation plans, such as annual stock option and/or restricted stock grants, should be implemented and what formulas or other criteria should be used to determine each award. The Cruzes also made recommendations regarding Mr. Sredni's 2007 compensation package in connection with his promotion to CEO. With respect to written compensation plan and governance documents that directly or may indirectly affect compensation, such as the compensation committee charter, Incentive Stock Plan and Employee Stock Purchase Plan, compensation and related-party transaction policies and procedures, and analyses of peer group or other competitive market surveys or data, other executives may participate in the preparation of proposed documents or written analyses of relevant information for consideration by the committee.

Benchmarks – Peer Group and Market Comparisons for Total Compensation

The compensation committee considers it important to maintain levels of compensation opportunity that are competitive with companies in its industry and geographic region (which, for these purposes, it deems to be the region known as South Florida). With respect to its peer group, the company's "Standard Industrial Classification" or "SIC" (a system created by the U.S. Census Bureau and used by the SEC to classify companies by industry) is "6211" (Security Brokers, Dealers & Flotation Companies). Companies within SIC 6211 that conduct online or electronic trading services and that the company believes may compete with it for similar types of executive or other senior employees include Charles Schwab, Interactive Brokers Group, Investment Technology Group, Knight Capital Group, OptionsXpress Holdings and TD Ameritrade. Also, E*Trade Financial, which is not within SIC 6211, falls within that group with respect to its online trading business units. With respect to the

South Florida region, publicly-traded companies within the company's market capitalization range (determined as of December 31, 2007), which is considered by the company to be a range of $400 million to $1.3 billion, include Avatar, BankAtlantic, Bank United, Bristol West, Elizabeth Arden, Heico Corp., MasTec, National Beverage Company, Noven Pharmaceuticals, Spherion, Technical Olympic, Ultimate Software, Vector Group, Watsco and World Fuel. With respect to the "SIC 6211" group and E*Trade, the company's market capitalization is substantially smaller. When compared to the "SIC 6211" group and E*Trade, and other publicly-traded companies in our geographic region, we believe that our executive compensation packages are, after viewing all relevant facts and circumstances, competitive, not excessive, and will attract and retain highly-qualified persons.

Base Salaries

Base salary levels for the company's executive officers are designed to be consistent with competitive practice and level of responsibility. The compensation committee's strategy in general is to provide a competitive salary for each executive officer with such salary increasing based on overall individual performance of primary responsibilities, the company's operating results and overall financial performance, increases or other changes in responsibility (if applicable), tenure with the Company, overall years of experience and competitive markets.

In 2007, the committee believed it appropriate, in connection with Mr. Sredni's promotion to CEO and the new important responsibilities which that included, to raise his annual base salary to $500,000 per annum (from $355,000 in 2006). For Mr. Nikolson, the committee believed that an increase in annual base salary from $250,000 to $300,000 was appropriate in light of his added responsibilities as Chief Growth Officer, and Mr. Stone and Mr. Fleischman's base salaries were each raised from $250,000 to $280,000 to reflect added executive responsibilities as a result of the Cruzes' departure and Mr. Sredni's promotion. For Mr. Black, the committee believed that an increase in annual base salary from $250,000 to $265,000 was appropriate in light of his promotion to overall responsibility for product development.

For 2008, based upon market conditions at the end of 2007, principally decreases and expected future decreases in the federal funds target rate of interest, which directly affects our interest income (which is a material part of our net revenues), Mr. Sredni recommended, and the committee approved, a 3% increase in base salary (compared to a 6% increase in 2007 before giving effect to the increases specifically arising from the Cruzes' departure) for all executive officers, including the CEO, CFO and other NEOs. Currently, Messrs. Sredni, Fleischman, Nikolson, Stone and Black have 2008 base salaries of $515,000, $288,400, $309,000, $288,400 and $272,950, respectively.

Annual Bonus Compensation

The compensation committee established an incentive cash bonus compensation program for certain executive officers of the company for the 2005, 2004 and 2003 fiscal years. Under the program, an executive officer was eligible to earn an annual bonus as determined by, and at the discretion of, the compensation committee, based upon a variety of factors, including company performance as measured against an internal incentive budget, increases in performance year over year, and individual accomplishments. See "SUMMARY COMPENSATION TABLE" below with respect to 2005. For 2006, the then Co-Chairmen and Co-CEOs, William and Ralph Cruz, and President and then Chief Operating Officer, Salomon Sredni, were eligible to earn a cash bonus of up to 50% of their respective base salaries based upon the amount, if any, that the company's 2006 earnings per share exceeded its 2005 earnings per share. For all other executive officers, bonus compensation for 2006 was awarded in the discretion of the compensation committee, based upon a variety of factors, including the company's financial performance in 2006 as compared to 2005 and each executive's overall performance and individual accomplishments during 2006; no specific targets, formulas or methods of measurement were used. For 2007, Mr. Sredni's annual bonus was determined by the same criteria (comparing 2007 earnings per share to 2006's) and the other executives' bonuses were awarded in a subjective, discretionary manner, based upon a variety of factors, including the company's financial performance in 2007 as compared to 2006, and each executive's overall performance and individual accomplishments during 2007; again, no specific targets, formulas or measurement methods were used for the other executives.

For 2008, the compensation committee decided, after taking into consideration Mr. Sredni's ideas and proposals, and a report by Mr. Sredni to the compensation committee concerning informal input he received from two compensation consultants with whom he had spoken at the compensation committee's request, that the Company's executive cash bonus compensation plan would be as follows:

For all "Section 16" officers other than the Chief Executive Officer, 80% of the potential cash bonus will be based on company 2008 financial performance (which will have thresholds of "acceptable," "very good" and "exceptional"), and 20% will be discretionary, based upon the Chief Executive Officer's subjective evaluation of each officer's individual 2008 performance (also as "acceptable," "very good" or "exceptional"). For the CEO, 100% of the potential cash bonus will be based on company 2008 financial performance. The plan shall provide no company-performance-based or discretionary bonus if both 2008 company and individual performance are deemed no more than "acceptable," sets a target of 30% of the officer's 2008 base salary if 2008 company and individual performance are both deemed to be at least "very good," and sets an amount that is 150% of that target (or 45% of the officer's 2008 base salary) if both 2008 company and individual performance are deemed "exceptional." With respect to company performance measurements, the officer can earn a percentage of the target, on a prorated basis, if the company performance is between the "acceptable" and "very good" levels, and, if the target is exceeded, can earn a percentage of the "exceptional" amount, on a prorated basis, if the company performance is between "very good" and "exceptional." The subjective discretionary portion is not prorated.

The financial performance measurements that will be used to determine 100% of the potential bonus of the CEO and 80% of the potential bonus of the other officers (the "Formula Bonus") are the same for all officers, including the CEO. Two separate 2008 financial performance measurements will be used to determine the Formula Bonus, which will be considered independently and will each account, separately, for up to half the amount (if any) of the Formula Bonus. The two 2008 financial performance measurements are (i) the percentage, if any, by which the company's 2008 brokerage commissions and fees (the largest component of the company's net revenues) exceeds 2007 brokerage commissions and fees, with a 25% increase deemed "acceptable," a 30% increase deemed "very good," and a 35% increase deemed "exceptional," and (ii) the company's 2008 earnings per share (diluted), with 72 cents deemed "acceptable," 78 cents deemed "very good," and 90 cents deemed "exceptional." Also, in determining earnings per share (diluted) for this purpose, adjustments will be made, as necessary, to remove the effects of any increase or decrease in the federal funds target rate of interest (which directly affects the interest income component of the company's net revenues) that is different than the interest rate assumptions the company used and disclosed in its 2008 full year Business Outlook, which was published in the company's February 19, 2008 earnings press release and a Current Report on Form 8-K filed with the Securities and Exchange Commission on that date. No other adjustments will be made in calculating earnings per share (diluted) for this purpose.

With respect to officers other than the CEO (to which the following statement is irrelevant), qualifying for the Formula Bonus in whole or in part does not entitle any officer to any part of the discretionary portion of the bonus, and failure to qualify for any part of the Formula Bonus does not preclude any officer from receiving the maximum or any part of the discretionary portion. With respect to the discretionary portion, the CEO will, as mentioned above, classify, based on his subjective evaluation, 2008 performance of each officer as meeting one of three levels: "acceptable," "very good," or "exceptional." No discretionary portion shall be earned by any officer whose performance is classified as "acceptable," an amount equal to 6% (i.e., 30% of 20%) of the officer's 2008 base salary will be paid if the officer's 2008 performance is classified as "very good," and 9% (i.e., 45% of 20%) of the officer's 2008 base salary will be paid if the officer's 2008 performance is classified as "exceptional." The CEO's subjective evaluations and recommendations regarding the other officers' discretionary portion of the bonus shall be presented to the compensation committee for final approval. In combining the Formula Bonus and the discretionary portion, the maximum amount of any cash bonus that may be earned under the plan is 45% of the officer's 2008 base salary.

To the extent a bonus award is based (in whole or in part) upon an objective measurement or other objective criteria relating to company financial performance or other specific performance items or goals, the compensation committee reserves the right to grant a higher or lower bonus award than the measurement or criteria or other accomplishment produces based on any facts or circumstances the committee believes justifies such action, such as specific individual accomplishments or disappointments during the year.

Long-Term Incentive Compensation

The compensation committee believes that the use of equity-based, long-term compensation plans directly links executive officers' interests to enhancing the company's value and increases the likelihood the company will retain the executive's services. Since the company's initial public offering in 1997, stock options, and, more recently, restricted stock awards, have been an integral part of the company's executive compensation program in order to align the interests of the executive officers with the interests of the company's shareholders and help ensure retention of the executive's services. Stock option compensation is intended to bear a direct relationship to corporate performance in that, over the long term, share price appreciation depends, theoretically, upon corporate performance, and without share price appreciation the stock options are of no value to the option holder. Restricted stock awards, which are the issuance to the executive of company shares of common stock full rights to which, like stock options, vest over time with the unvested portions reverting to the company when the executive leaves his or her employment, also aligns the executive interests with those of the shareholders and increases the likelihood the executive will be motivated to remain with the company to achieve additional vesting, as those shares, once vested, have value even if the stock price does not increase.

Beginning in 2007, restricted stock awards and stock option grants have been generally provided to executive officers as a part of their initial compensation package upon becoming an employee of the company, and/or upon being promoted, at levels commensurate with their experience and responsibility. In addition, beginning in 2007, both restricted stock awards and stock options are considered at least annually by the compensation committee for all executive officers as part of company-wide grants (the company's policies and procedures with respect to stock-based grants is discussed in a separate section below).

The company awarded stock options pursuant to its incentive stock plan to executive officers of the company (other than the Cruzes) in January 2008 (for 2007 performance), January 2007 (for 2006 performance) and January 2006 (for 2005 performance), as described in "Executive Compensation Tables - SUMMARY COMPENSATION TABLE" and "OPTION GRANTS IN 2007 FISCAL YEAR." While the Cruzes never received equity-based awards, the substantial shareholdings of their affiliated family partnerships (approximately 29% of the company's issued and outstanding common stock as of December 31, 2007) clearly aligned their interests with the interests of company shareholders during their tenures as Co-CEOs.

In connection with Mr. Sredni's promotion to CEO in February 2007 (and separate from the 50,000 stock options he received in January 2007 as a reward for 2006 performance), the committee granted Mr. Sredni 152,439 restricted shares of company common stock pursuant to our incentive stock plan. This number was determined by dividing $2,000,000 by the closing price of the company's common stock on The NASDAQ Stock Market on February 20, 2007, which was $13.12. This was the first time that the company had issued an equity-based award to an employee other than a stock option. The committee believed that it was important, given the change in the CEO position from Co-CEOs who were majority shareholders, to a CEO who was not, to create a substantial equity-based incentive, closer to share ownership, for the new CEO, to better align his interests with the interests of the company's shareholders. In addition, the committee considered that granting a stock option award of equal value from Mr. Sredni's perspective would result in a higher expense for the company. The committee believed that the $2,000,000 initial value for the restricted stock was high enough to create appropriate alignment with shareholder interests and sufficiently low to create a large incentive to Mr. Sredni to try to grow the company's revenues and net income and increase its market value. This restricted stock award will vest ratably over a five-year period, 20 percent on each anniversary of the date of issuance. Vesting will accelerate 100% for death, disability and change in control. Any unvested shares at the time of termination of employment will automatically be forfeited and reacquired by the company for no consideration.

In July 2007, Mr. Sredni proposed, and the committee approved, the grant of restricted stock awards to the other NEOs of 13,927 shares to each of Messrs. Fleischman, Stone and Black, and 27,855 shares to Mr. Nikolson. This number was determined by dividing $150,000 and $300,000, respectively, by the closing price of the company's common stock on The NASDAQ Stock Market on July 27, 2007, the date of the grant, which was $10.77. As with the restricted stock award grant to Mr. Sredni earlier in the year, the committee (and Mr. Sredni) believed that it was important, given the management succession from the Cruzes to Mr. Sredni and the increased responsibilities of senior management that succession entailed, to create a substantial equity-based incentive, closer to share ownership, for the executives to better align their interests with the interests of the company's shareholders and improve the likelihood of retention of their services. For these restricted stock awards to the other NEOs, vesting is 50% at the third anniversary of the date of grant, with 100% vesting at the sixth anniversary, and accelerated 100% vesting upon death, disability, retirement and change in control.

In 2008, in furtherance of the objectives articulated in the preceding paragraphs, the committee approved a formulaic plan for the grant to executives of annual equity-based awards as follows: Each executive's 2008 grant, including the CEO's, was, in total, of a value equal to 90% of the executive's 2008 base salary, with 60% of that value in the form of a restricted stock award and 40% of that value in the form of stock options. The date of grant, as set forth in the committee's written compensation policies and procedures, was the third Friday in January (January 18, in 2008) and, pursuant to our incentive stock plan, the number of shares covered by each award was determined by the closing price of our common stock on that third Friday in January (January 18), which was $11.42. The restricted stock awards were determined by dividing 54% (60% of 90%) of the executives' respective 2008 base salaries ($278,100, $166,860, $155,736, $155,736 and $147,393 for Messrs. Sredni, Nikolson, Fleischman, Stone and Black, respectively), by $11.42, resulting in restricted stock grants to Messrs. Sredni, Nikolson, Fleischman, Stone and Black of 24,352, 14,611, 13,637, 13,637 and 12,906, respectively. The stock option grants created the right to purchase a number of shares of common stock of the company equal to 36% (40% of 90%) of the executives' respective 2008 base salaries ($185,400 for Mr. Sredni, $111,240 for Mr. Nikolson, $103,824 for Mr. Fleischman and Mr. Stone, and $98,262 for Mr. Black), divided by 63% of the $11.42 closing price of the company's common stock on January 18 (which, pursuant to the company's recent historical estimates, approximated an estimated fair value of the options over their estimated lives equal to those respective dollar amounts), resulting in stock option grants to Messrs. Sredni, Nikolson, Fleischman, Stone and Black covering 25,769, 15,461, 14,430, 14,430 and 13,657 shares, respectively. All of these stock options were issued pursuant to the Company's incentive stock plan at exercise prices equal to the closing price of the Company's common stock on January 18 ($11.42), will vest 20% on each anniversary of the date of grant (with 100% acceleration of vesting upon retirement, death, disability and change in control of the company), and will expire ten years from the date of grant.

Certain stock options granted prior to February 2007 to the Company's Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Growth Officer (each NEOs) contain a provision resulting in 100% acceleration of vesting if the aggregate beneficial ownership of William Cruz and Ralph Cruz falls beneath 25%. Under Rule 10b5-1 plans recently announced on February 21, 2008 for each of William Cruz and Ralph Cruz, the aggregate beneficial ownership of William Cruz and Ralph Cruz may fall beneath 25% as early as the quarter ending June 30, 2008 based on the sales program contemplated under each plan. If this is the case, the net additional compensation and benefits expense from this acceleration would be approximately $1.2 million and $834,000 for the quarter ending June 30, 2008 and for the year ending December 31, 2008, respectively. Of this amount, the expense associated with the Company's Chief Executive Officer would be approximately $753,000 and $528,000 for the quarter ending June 30, 2008 and for the year ending December 31, 2008, respectively.

With respect to our executive officers, we believe that the value of outstanding vested and unvested stock options and restricted stock awards creates adequate long-term performance incentives and a meaningful stake in our business so that their interests are aligned, to a reasonable extent, with the interests of the company's shareholders.

Employment Agreements

Generally, the company does not favor committing to a fixed term of employment (and the typically-related severance obligation if the company decides to terminate the employment before the fixed term) for any of its executives, or any other senior officers of the company. Exceptions are usually considered in connection with merger or other business acquisitions by the company, where committing to a fixed term (with a severance obligation) with certain executives of the acquiree is customary or otherwise reasonably required to ensure transition and employee morale of the acquired company. We believe we need to evaluate this philosophy about fixed-term employment agreements on a periodic basis in light of market factors and other facts and circumstances that appear or develop over time. We do currently use three types of written agreements relating to employment of executives: one, "management continuity agreements" (which may also be described as change-in-control agreements), discussed below, which apply currently to three executives; two, "agreements regarding employment" (which contain restrictive covenants and agreements relating to confidential information and non-competition), discussed below, which all company employees, including executives, are required to sign as a condition to employment; and three, standard corporate indemnity agreements, which are offered, in the same form and content, to all executive officers and directors.

Management Continuity Agreements (Change-in-Control Agreements)

In December 2005, the Company entered into a management continuity agreement with three of its executive officers – David Fleischman, Marc Stone and Joseph Nikolson. Each management continuity agreement provides for potential severance payments during the 100-day period following a change in control, as that term is defined in the agreement, in an amount equal to up to two years of the executive's annual cash compensation and health insurance premiums (currently, in the aggregate for these three executive officers, approximately $2.1 million, which represents approximately $677,000 for Mr. Fleischman, approximately $684,000 for Mr. Stone, and approximately $727,000 for Mr. Nikolson). The severance payments are to be made following the change in control provided that the executive continues his employment for the 90-day period following the change in control and is not, prior to the end of such 90-day period, terminated for cause and does not resign without good reason (as those terms are discussed in more detail in the agreements). The management continuity agreements do not commit the company to retain any executive's services for any fixed period of time, and do not provide for severance payments unless the company undergoes a change in control. The compensation committee's rationale for providing these agreements to these three executives is that it believes them to be in the best interests of the company and its shareholders to assure that the company will have the continued dedication of these executives through the transition period, should there be a change in control, and that it is imperative to diminish the distraction of these executives by virtue of the personal uncertainties that would arise should there be a change in control (as the positions held by these three executives are often, if not typically, considered redundant after a change in control). Overall, the committee has determined that these management continuity agreements are consistent with the types of agreements offered by other companies in the company's peer group and are important retention tools for these three executives.

Agreements Regarding Employment (Non-Disclosure/Non-Solicitation/Non-Competition)

Virtually all employees, including all executive officers, have entered into agreements with the company which contain certain non-competition, non-disclosure and non-solicitation restrictions and covenants, including a provision prohibiting such employees from competing with the company during their employment with us and for a period of two years thereafter. If, after leaving the company's employ, any employee is presented with an offer of employment or other opportunity that is competitive with the company's business prior to the end of the two-year non-compete period, and the company exercises its contractual right not to waive the non-compete restriction, the company is required to pay the employee an amount equal to one-half the employee's cash compensation over the remainder of the two-year period as additional, specific consideration for the non-compete. The company believes it is important to the protection of its intellectual property and confidential information and know-how that each employee, including each executive, sign this agreement as a condition to employment, and that the payment for the non-compete is both fair in those circumstances and, in our view, supports the enforceability of the non-compete. The company believes that its non-compete agreement is consistent with those implemented by companies that have products or services focused on valuable, proprietary software technology.

Stock Option Grants and Restricted Stock Awards

Pursuant to our incentive stock plan, officers, employees and non-employee consultants may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units. Stock options and restricted stock awards (granted beginning in 2007) are the only types of awards that have ever been issued under the plan. As of December 31, 2007, 5,094,936 shares have been issued pursuant to options exercised under the plan, 245,870 shares have been issued pursuant to restricted stock awards, options to purchase 2,697,102 shares were outstanding, and 4,185,478 shares remained available for issuance of future awards.

As described earlier, this plan is administered by the compensation committee, which is authorized to determine, among other things, the employees to whom, and the times at which, options, restricted stock and other awards are to be granted, the number of shares subject to each option or restricted stock award, the applicable vesting schedule, and, for options, the exercise price (provided that, for incentive stock options, the exercise price shall not be less than 100% of the fair market value of the common stock on the date of grant). Fair market value is defined as the closing price on the date of grant or the closing price on the next trading day if the company's common stock was not traded on the date of grant. The committee also determines the treatment to be afforded with respect to awards held by a participant in the plan in the event of termination of employment for any reason, including death, disability or retirement, or if there is a change in control. All outstanding options and restricted stock awards granted to Messrs. Sredni, Nikolson, Fleischman and Stone and Black vest automatically upon retirement (except for the 152,439 shares granted to Mr. Sredni on February 20, 2007), death, disability or a change in control (except that Mr. Black's vest in the circumstance of a change in control only if he is terminated within a year following the change in control). For all other employees, accelerated vesting of all unvested options will occur if the company undergoes a change in control and the optionee's employment is terminated by the company (or its successor) without cause within one year following the change in control. Under the plan, the maximum term of an incentive stock option is ten years and the maximum term of a nonqualified stock option is fifteen years. With respect to restricted stock awards, subject to a limited exception, no vesting may occur until at least the second anniversary of the date of grant if vesting is not based on a performance formula.

The compensation committee may delegate to the CEO the authority to grant options under the incentive stock plan to employees (other than officers) of the company identified by the CEO. No such authority is currently delegated to the CEO, and there is no plan to delegate such authority at any later date. The Board has the power to amend the incentive stock plan from time to time. Shareholder approval of a material amendment is generally required.

Pursuant to the company's written compensation policies and procedures, which formalize many of the practices that have been used by the company over the years, stock-based grants may be made within one of the following six categories: (1) company-wide annual grants to reward performance for the year ended and to create additional performance incentive for future years; (2) the hiring of a senior, professional or similar type of employee (such as an officer, department head or experienced product development employee); (3) a promotion to a senior position that would normally receive options upon hiring; (4) to key executives,and other employees of another company in connection with the acquisition by us of such other company; (5) to a consultant who or which will provide special or follow-up services to the company as part of a larger transaction involving that consultant or that consultant's affiliate(s), or to consultants engaged from time to time to perform valuable services to the company; and (6) special circumstances, meaning a grant that does not fall into any of the five categories described, but which the compensation committee determines would be in the best interests of the company.

Annual grants, beginning with the annual grant that followed the end of the 2006 year, are granted on the third Friday of the January immediately following the year end. Hiring and promotion grants, or grants to consultants not made as part of a larger transaction, are to be made on the date of hire or promotion, or engagement, if the grant has been approved by the compensation committee prior to the hire, promotion or engagement date. If compensation committee approval has not been obtained on or prior to the hire, promotion or engagement date, the grant will be submitted to the compensation committee for approval at a meeting held the same day as the Board and audit committee meetings which are generally held the day prior to the company's quarterly earnings release (and which, generally, are all scheduled the prior year). Grants made in connection with an acquisition or other transaction are to be made the date of closing or other consummation of the acquisition or transaction (unless the terms of the acquisition or other transaction specify a later date). All of the foregoing grants are considered by the company to be "predetermined date grants," as certain fixed and objective dates or events are determined, in advance, to be the grant date, without discretion to choose a different date at or near the time of the grant. All other grants (that is, grants that are not predetermined date grants) are to be granted the date approved by the compensation committee, except none of such other grants are to be made at a time the company is in possession of material, non-public information (positive or negative). If such a grant is approved at a time that material non-public information exists, the date of grant will be the second trading day following the release of such material, non-public information.

Annual grants to non-executive employees, as has been the case historically, are generally determined by a pre-set formula that determines the number of options granted based upon salary level or supervisory level (from a minimum of zero options to a fixed maximum number determined each year by the committee) and employment performance rating for the year (which determines whether the employee receives the minimum or maximum number or some number in-between). The compensation committee, at the suggestion or recommendation of the CEO, has the authority to approve individual annual grants that deviate from the formula made by the CEO, but such deviations have typically been minor. The terms of all other grants are at the discretion of the committee and are usually determined based on recommendations from the CEO.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan, also called our ESPP, provides for the issuance of a maximum of 500,000 shares of common stock pursuant to the exercise of nontransferable options granted to participating employees. The ESPP is administered by the compensation committee. The ESPP, given its size (in the aggregate and per employee, per plan period), is generally viewed as a plan geared more to non-executive employees (although executives may participate). We believe the ESPP is an effective way to motivate the employees' long-term performance and to align their interests to a reasonable extent with the interests of the company's shareholders.

All employees whose customary employment is more than 20 hours per week and more than five months in any calendar year and who have completed at least three months of employment are eligible to participate in the ESPP. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock, and the nonemployee directors, may not participate in the ESPP. To participate in the ESPP, an employee must authorize us in advance to deduct an amount (not less than one percent or more than ten percent of a participant's total cash compensation) from his or her pay during six-month periods (each, a "Plan Period"). The maximum number of shares of common stock an employee may purchase in any Plan Period is 500 shares.

Through December 31, 2005, the per share exercise price for the option for each Plan Period was 85% of the lower of the market price of the common stock on the first and last business day of the Plan Period. Effective with the offering period beginning January 3, 2006, the ESPP was amended so that the per share exercise price for the options for each Plan Period is equal to 85% of the market price of the Company's common stock on the exercise date (i.e:, the last day of the six-month Plan Period). If an employee is not a participant on the last day of the Plan Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions is refunded. An employee's rights under the ESPP terminate upon his or her voluntary withdrawal from the ESPP or upon termination of employment. The first Plan Period (giving effect to the assumption of the predecessor company's plan) began January 1, 1998. During the years ended December 31, 2007, 2006 and 2005, 10,775, 18,206 and 25,832, shares, respectively, of common stock were issued under the plan at average prices of $9.91, $11.24 and $6.60, respectively. As of December 31, 2007, there were 224,864 shares available for issuance under the ESPP.

The Board has the power to amend or terminate the ESPP. Shareholder approval of an amendment is only required to the extent that it is necessary to maintain the ESPP's status as a protected plan under applicable securities laws or as a qualified plan under applicable tax laws, or by NASDAQ Marketplace Rule 4350(i).

Benefit Programs

We offer basic health, welfare and retirement programs to all employees. The benefit programs for executives are the same that are available to all regular, full-time employees of the company. The benefit programs include medical, life and accidental death and dismemberment insurance, an employee assistance program, and flexible spending accounts. Dental, vision, short-term and long-term disability, and dependent and premium health insurance alternatives are also offered, but are not paid for by the company.

We also have a defined contribution retirement plan which complies with Section 401(k) of the Internal Revenue Code. All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation, subject to the annual limit set by the Internal Revenue Service. Company contributions, if any, are vested 20% for each year of service. For the years ended December 31, 2007, 2006 and 2005, company contributions accrued under this plan were approximately $482,000, $294,000 and $253,000, respectively.

Compensation Committee Interlocks and Insider Participation

We formed the compensation committee of the Board in December 2000, at which time two independent directors were appointed as members. During 2007, Stephen C. Richards and Charles F. Wright, both of whom are independent directors, served on the compensation committee. The compensation (including salaries, bonuses, stock awards and stock options) of the company's executive officers for 2007 was determined by the compensation committee. No member of the compensation committee was an officer or employee of the company during 2007, was formerly an officer of the company, or was a party to any transaction with the company since the beginning of 2007, or is a party to any currently proposed transaction with the company, requiring disclosure under Item 404 of Regulation S-K.

Compensation Committee Report

The compensation committee is composed entirely of "independent directors" as determined by the board of directors in accordance with the listing standards of the NASDAQ Stock Market.

The board of directors has adopted a written compensation committee charter, which is reviewed each year. The charter, in its most-recently-amended form (as of March 10, 2008), has been included as Exhibit "B" to this proxy statement and is available in the "Investor Relations" section of www.tradestation.com.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on the review and discussions referred to above, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement on Schedule 14A.

Submitted by the Compensation Committee of the Board.

Charles F. Wright, Chairman
Stephen C. Richards

Executive Compensation Tables

The following tables provide information about executive compensation.

2007 SUMMARY COMPENSATION TABLE

The following table sets forth information with respect to all compensation paid or earned for services rendered to us in the three years ended December 31, 2007 by our Named Executive Officers. We did not have a pension plan or a long-term incentive plan, and had not granted any stock appreciation rights as of December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
William R. Cruz	2007	26,900	-	-	-	321	27,221
Former Co-Chief	2006	304,500	91,350	-	-	9,085	404,935
Executive Officer	2005	290,000	75,000	-	-	8,693	373,693
Ralph L. Cruz	2007	26,900	-	-	-	321	27,221
Former Co-Chief	2006	304,500	91,350	-	-	9,085	404,935
Executive Officer	2005	290,000	75,000	-	-	8,693	373,693
Salomon Sredni	2007	483,650	50,000	344,828	477,930	15,182	1,371,590
Chief Executive Officer and	2006	355,000	106,500	-	409,996	21,769	893,265
President	2005	338,000	125,000	-	321,664	18,694	803,358
David H. Fleischman	2007	277,500	40,000	10,807	98,472	9,247	436,026
Chief Financial Officer,	2006	250,000	80,000	-	66,090	9,085	405,175
Vice President of Finance and Treasurer	2005	238,000	75,000	-	66,544	8,693	388,237
Joseph Nikolson	2007	295,000	40,000	21,614	100,940	9,247	466,801
Chief Executive Officer and	2006	250,000	80,000	-	63,378	8,805	402,183
President, TradeStation Securities	2005	224,208	60,000	-	54,511	8,134	346,853
T. Keith Black	2007	264,375	25,000	10,807	141,285	7,951	449,418
Vice President of Product	2006	248,958	35,000	-	60,723	7,466	352,147
Development, TradeStation Technologies	2005	223,958	30,000	-	41,555	7,491	303,004
Marc J. Stone	2007	277,500	40,000	10,807	95,000	9,247	432,554
Vice President of Corporate	2006	250,000	80,000	-	55,983	9,085	395,068
Development, General Counsel and Secretary	2005	225,000	60,000	-	51,211	8,693	344,904

(1) Represents bonus earned during the year but paid in subsequent year.

(2) For 2007and 2006, the amounts set forth in this column represent the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006 in accordance with SFAS 123 (revised 2004), *Share-Based Payment.* For 2005, the amounts set forth in this column represent the dollar amount recognized on a pro forma basis as if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* Assumptions used in the calculation of these amounts are included in Note 9, *Stock Based Compensation,* to the audited consolidated financial statements included in our Form 10-K for the fiscal years ended December 31, 2007 and 2006. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) All other compensation includes 401(k) plan company matching contributions on behalf of the Named Executive Officer earned during the year but paid in the subsequent year and benefits paid for health insurance during 2007. For Salomon Sredni, all other compensation also includes amounts paid for a business club membership and related events.

2007 GRANTS OF PLAN-BASED AWARDS

The following table summarizes the options and restricted shares that were granted and issued during the fiscal year ended December 31, 2007 (some of which related to 2006 performance) to the Named Executive Officers.

Name	Grant Date	All Other Stock Awards: Number of Shares Of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($ / Sh)(3)	Grant Date Fair Value of Stock And Option Awards ($)(4)
William R. Cruz	-	-	-	NA	-
Ralph L. Cruz	-	-	-	NA	-
Salomon Sredni	1/19/2007	-	50,000	12.43	393,796
	2/20/2007	152,439	-	NA	2,000,000
David H. Fleischman	1/19/2007	-	10,000	12.43	78,759
	2/20/2007	-	10,000	13.12	82,957
	7/27/2007	13,927	-	NA	149,994
Joseph Nikolson	1/19/2007	-	10,000	12.43	78,759
	2/20/2007	-	10,000	13.12	82,957
	7/27/2007	27,855	-	NA	299,998
T. Keith Black	1/19/2007	-	10,000	12.43	78,759
	2/20/2007	-	30,000	13.12	248,868
	7/27/2007	13,927	-	NA	149,994
Marc J. Stone	1/19/2007	-	10,000	12.43	78,759
	2/20/2007	-	10,000	13.12	82,957
	7/27/2007	13,927	-	NA	149,994

(1) These restricted stock awards were granted under our incentive stock plan. The restricted stock granted to Mr. Sredni on February 20, 2007 vests ratably in annual increments over a five-year period and vests 100% upon death, disability or a change in control of the company. The restricted stock awards granted on July 27, 2007 vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary and vests 100% upon retirement, death, disability and change in control of the company. All of the restricted shares include voting rights. If an officer's employment terminates prior to full vesting (other than termination by reason of death or disability or following a change in control or, in some cases, retirement), he will automatically forfeit, and the company will reacquire, the unvested shares for no consideration.

(2) These options were granted under our incentive stock plan and vest and become exercisable ratably, subject to acceleration of vesting under certain circumstances, on an annual basis over five years, beginning on the first anniversary of the date of grant, and have a term of ten years from the grant date.

(3) All options were granted at "fair market value" defined as the closing price of the company's common stock on the date of grant or the closing price on the next trading date if shares were not traded on the date of grant.

(4) The grant date fair values of the 2007 option grants were determined by multiplying the number of options granted by a fair value per share of $7.8759 and $8.2956 for the awards granted on January 19, 2007 and February 20, 2007, respectively. Assumptions used in the calculation of fair value per share are included in Note 9, *Stock Based Compensation*, to the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The grant date fair values of the 2007 restricted stock awards were determined

by multiplying the number of restricted shares granted by a fair value per share of $13.12 and $10.77 for the awards granted on February 20, 2007 and July 27, 2007, respectively. The fair values per share of the restricted stock were the closing prices of the company's common stock on the date of grant or the closing price on the next trading date if shares were not traded on the date of grant.

In January 2008, options to purchase an aggregate of 99,208 shares of common stock and 93,754 restricted shares of common stock were granted and issued to six executive officers for performance during the 2007 fiscal year. The options and restricted shares were granted and issued under the incentive stock plan. The options vest ratably over five years and the restricted shares vest 50% at the third anniversary of the date of issuance and the balance vest at the sixth anniversary. Vesting of the options and restricted shares accelerates 100% in the event of the officer's death or disability, or following a change in control, and, with respect to the restricted shares only, also upon retirement.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

The following table summarizes the outstanding equity awards to the Named Executive Officers as of December 31, 2007.

		Option Awards				Stock Awards	
Name	Grant Year	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
William R. Cruz	-	-	-	-	-	-	-
Ralph L. Cruz	-	-	-	-	-	-	-
Salomon Sredni	1999	100,000	-	8.57	5/05/2009	-	-
	2000	60,000	-	6.63	1/16/2010	-	-
	2001	60,000	-	2.13	1/03/2011	-	-
	2002	73,123	-	1.47	1/28/2012	-	-
	2002	30,000	-	1.39	12/24/2012	-	-
	2003	160,000	40,000	9.03	12/30/2013	-	-
	2005	40,000	60,000	7.11	1/03/2015	-	-
	2006	10,000	40,000	15.54	1/13/2016	-	-
	2007	-	50,000	12.43	1/19/2017	-	-
	2007	-	-	-	-	152,439	2,166,045 (3)
	Total	533,123	190,000			152,439	2,166,045
David H. Fleischman	2001	15,000	-	3.07	2/01/2011	-	-
	2002	40,000	-	1.47	1/28/2012	-	-
	2002	20,000	-	1.39	12/24/2012	-	-
	2003	16,000	4,000	9.03	12/30/2013	-	-
	2005	6,400	9,600	7.11	1/03/2015	-	-
	2006	2,000	8,000	15.54	1/13/2016	-	-
	2007	-	10,000	12.43	1/19/2017	-	-
	2007	-	10,000	13.12	2/20/2017	-	-
	2007	-	-	-	-	13,927	197,903 (4)
	Total	99,400	41,600			13,927	197,903
Joseph Nikolson	2002	4,000	-	1.39	12/24/2012	-	-
	2003	8,000	4,000	9.03	12/30/2013	-	-
	2005	-	9,600	7.11	1/03/2015	-	-
	2006	2,000	8,000	15.54	1/13/2016	-	-
	2007	-	10,000	12.43	1/19/2017	-	-
	2007	-	10,000	13.12	2/20/2017	-	-
	2007	-	-	-	-	27,855	395,820 (4)
	Total	14,000	41,600			27,855	395,820

Name	Grant Year	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
T. Keith Black	2002	3,000	-	1.39	12/24/2012	-	-
	2003	15,000	5,000	9.03	12/30/2013	-	-
	2005	-	12,000	7.11	1/03/2015	-	-
	2006	2,000	8,000	15.54	1/13/2016	-	-
	2007	-	10,000	12.43	1/19/2017	-	-
	2007	-	30,000	13.12	2/20/2017	-	-
	2007	-	-	-	-	13,927	197,903 (4)
	Total	20,000	65,000			13,927	197,903
Marc J. Stone	2002	3,000	-	1.39	12/24/2012	-	-
	2003	4,000	4,000	9.03	12/30/2013	-	-
	2005	-	9,600	7.11	1/03/2015	-	-
	2006	2,000	8,000	15.54	1/13/2016	-	-
	2007	-	10,000	12.43	1/19/2017	-	-
	2007	-	10,000	13.12	2/20/2017	-	-
	2007	-	-	-	-	13,927	197,903 (4)
	Total	9,000	41,600			13,927	197,903

(1) These options were granted under our incentive stock plan and vest and become exercisable ratably, subject to acceleration of vesting under certain circumstances, on an annual basis over five years, beginning on the first anniversary of the date of grant, and have a term of ten years from the grant date.

(2) Market value is based on the $14.21 closing price of TradeStation Group common stock on December 31, 2007.

(3) On February 20, 2007, Mr. Sredni was granted a restricted stock award of 152,439 shares, which vest ratably over a five-year period, 20% on each anniversary of the date of grant.

(4) These restricted stock grants were made on July 27, 2007 and they vest 50% on the third anniversary of the date of grant, with 100% vesting on the sixth anniversary of the date of grant.

2007 OPTION EXERCISES AND STOCK VESTED

The following table summarizes the options exercised by the Named Executive Officers during the fiscal year ended December 31, 2007.

	Option Awards	
Name	**Number of Shares Acquired On Exercise (#)**	**Value Realized On Exercise ($)(1)**
William R. Cruz	--	--
Ralph L. Cruz	--	--
Salomon Sredni	--	--
David H. Fleischman	--	--
T. Keith Black	23,898	219,310
Marc J. Stone	18,200	164,164
Joseph Nikolson	13,200	136,184

(1) Amount represents the excess of the market value of the shares acquired upon exercise at exercise over the aggregate exercise price for such shares.

Proposal 1

ELECTION OF DIRECTORS

Seven directors, which will constitute the entire Board, are to be elected at the annual meeting to hold office until the annual meeting of shareholders next succeeding their election and until their respective successors are elected and qualified or as otherwise provided in the bylaws of the company.

The Board has designated the persons listed below to be nominees for election as directors. Each of the nominees is currently serving as a director of the company and each has consented to being named in the proxy statement and to serve if elected. The company has no reason to believe that any of the nominees will be unavailable for election. However, should any nominee become unavailable, the Board may designate a substitute nominee or authorize a lower number of directors. Each proxy will be voted for the election to the Board of all of the Board's nominees unless authority is withheld to vote for all or any of those nominees.

Name	Director Since
Ralph L. Cruz	1982
William R. Cruz	1982
Denise Dickins	2005
Michael W. Fipps	2002
Stephen C. Richards	1999
Salomon Sredni	1997
Charles F. Wright	2001

For biographical and other information (including their principal occupation for at least the past five years) regarding all of the nominees, see "DIRECTORS AND EXECUTIVE OFFICERS."

Required Vote

The nominees for directors who receive a plurality of the votes cast by the holders of outstanding shares of common stock entitled to vote at the annual meeting will be elected. Abstentions (withheld authority) and broker non-votes are not counted in determining the number of shares voted for or against any nominee for director.

The Board recommends a vote FOR the election of each of the nominees listed above.

The company has been advised that each of William R. Cruz and Ralph L. Cruz and their respective family limited partnerships intend to vote their respective shares in favor of all of the director nominees.

Proposal 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board authorized the engagement of Ernst & Young LLP to serve as the company's independent registered public accounting firm for the fiscal year ending December 31, 2008. That decision was made after requesting and receiving proposals from six independent registered public accounting firms (including Ernst & Young LLP) and receiving formal presentations from three of those firms (including Ernst & Young LLP). Ernst & Young LLP will serve at the pleasure of the audit committee. A representative of Ernst & Young LLP is expected to be present at the annual meeting in order to have the opportunity to make a statement, if such representative desires to do so, and to be available to respond to appropriate questions.

The audit committee is committed to ensuring the independence of its independent auditor. All engagements of Ernst & Young LLP by the company are pre-approved by the audit committee. During the company's 2007 and 2006 fiscal years, Ernst & Young LLP performed services for the company for fees and expenses as follows:

	2007	2006
1. Audit Fees (1)	$ 615,328	$740,039
2. Audit-Related Fees (2)	2,900	-
3. Tax Fees (3)	-	5,252
4. All Other Fees	-	-

(1) Audit fees consisted of services rendered for the audits of TradeStation Group and its subsidiaries' annual consolidated and separate financial statements, the audit of the effectiveness of internal control over financial reporting, quarterly reviews of TradeStation Group's interim financial statements, consents, and reviews of documents filed with the Securities and Exchange Commission and the statutory audit of TradeStation Europe Limited.

(2) Audit-related fees consisted of accounting consultations relating to company projects.

(3) Tax fees consisted of international tax advice.

Shareholder approval of the company's independent registered public accounting firm is not required under Florida law. We are submitting the audit committee's selection of Ernst & Young LLP to the company's shareholders for ratification in order to determine whether the shareholders generally approve of the company's independent registered public accounting firm. If selection of Ernst & Young LLP is not ratified by the shareholders, the audit committee will reconsider its selection.

Required Vote

The affirmative vote of a majority of the shares of common stock represented in person or by proxy at the annual meeting which cast a vote on Proposal 2 is necessary for the ratification of the selection of the independent registered public accounting firm.

The Board recommends a vote FOR ratification of the selection of Ernst & Young LLP as the company's independent registered public accounting firm.

The company has been advised that each of William R. Cruz and Ralph L. Cruz and their respective family limited partnerships intend to vote their respective shares in favor of ratification of the selection of the independent registered public accounting firm.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Shareholder proposals intended to be presented at the 2009 annual meeting of shareholders must be submitted to the Secretary of the company, at the principal executive offices of the company, TradeStation Building, 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324, no later than December 29, 2008 in order to receive consideration for inclusion in the company's 2009 proxy materials. Any such shareholder proposal must comply with the requirements of Rule 14a-8 promulgated under the Exchange Act.

The persons named as proxies for the 2009 annual meeting of shareholders will generally have discretionary authority to vote on any matter presented by a shareholder for action at that meeting. Generally, in the event that the company receives notice of a shareholder proposal no later than the close of business on the sixtieth (60th) day, and no earlier than the close of business on the ninetieth (90th) day, prior to the first anniversary of the date of the preceding year's annual meeting, then, as long as the company includes in its proxy statement for the 2009 annual meeting of shareholders advice on the nature of the matter and how the named proxies intend to vote the shares for which they have received discretionary authority, such proxies may exercise discretionary authority with respect to such matter, subject to, and except to the extent limited by, the rules of the SEC governing shareholder proposals.

HOUSEHOLDING

"Householding" means that we may deliver a single set of proxy materials to households with multiple shareholders provided that certain conditions are met. We will continue to provide only one set of proxy materials to each such household, unless we receive contrary instructions.

We will promptly deliver separate copies of our Proxy Statement and annual report at your request if you are a shareholder who is in a household that participates in the householding of our proxy materials. In addition, you may request that we deliver separate copies in the future. In either case, you may send your request to the Secretary of the company, at the principal executive offices of the company, TradeStation Building, 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324, or by calling our investor relations department at (954) 652-7000. If you currently receive multiple copies of the company's proxy materials and would like to participate in householding, please contact us in the same manner.

OTHER MATTERS

EACH PERSON SOLICITED MAY OBTAIN, WITHOUT CHARGE, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K (WITH EXHIBITS) FOR THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2007, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BY SENDING A WRITTEN REQUEST TO THE ATTENTION OF THE SECRETARY OF THE COMPANY, AT THE COMPANY'S EXECUTIVE OFFICES LOCATED AT TRADESTATION BUILDING, 8050 S.W. 10TH STREET, SUITE 4000, PLANTATION, FLORIDA 33324.

Exhibit "A"

Amended and Restated
Audit Committee Charter for the Audit Committee of the Board of Directors of TradeStation Group, Inc. (the "Company")

Organization

This charter governs the operations of the audit committee. The committee shall review and reassess the charter at least annually and seek the approval of the board of directors to any amendments or restatements required or recommended. The committee shall be members of, and appointed by, the board of directors and shall comprise at least three directors, each of whom is independent of management and the Company. Members of the committee shall be considered independent as long as they do not accept any consulting, advisory, or other compensatory fee from the Company (other than for board or board committee service, consistent with Rule 10A-3 under the Securities Exchange Act of 1934, as amended) and are not an affiliated person of the Company or its subsidiaries, and meet the independence requirements of NASDAQ listing standards. All committee members must be able to read and understand fundamental financial statements, and at least one member must be a "financial expert," as defined by SEC rules or regulations. The committee may, to the full extent permitted by applicable law and regulation, form and delegate authority to subcommittees when it deems appropriate and in the best interests of the Company.

Purpose

The audit committee shall provide assistance to the board of directors in fulfilling the board's oversight responsibility to the shareholders, potential shareholders, the investment community, and others, relating to: the integrity of the Company's financial statements; the accounting and financial reporting processes; the systems of internal accounting and financial controls; the performance of the Company's internal audit function and independent auditors; the independent auditors' qualifications, independence and performance; and the Company's compliance with ethics policies and legal and regulatory requirements. In so doing, it is the responsibility of the committee to maintain free and open communication among the committee, independent auditors, the internal auditors, and management of the Company.

In discharging its role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. The committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the committee or to meet with any members of, or consultants to, the committee.

The Company shall provide for appropriate funding as determined by the committee for payment of compensation to the independent auditors and any advisers employed by the committee and for payment of ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

Duties and Responsibilities

The primary responsibility of the audit committee is to oversee the Company's accounting and financial reporting processes on behalf of the board and report the results of its activities to the board. While the audit committee has the responsibilities and powers set forth in this Charter, it is not the duty of the audit committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and, with the assistance of its independent auditors, for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements.

The committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior. The following shall be the principal duties and responsibilities of the audit committee. These are set forth as a guide with the understanding that the committee may supplement them as appropriate.

The committee shall be directly responsible for the appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting, and for taking, or recommending that the board of directors take, appropriate action to oversee the independence of the independent auditors. The independent auditors shall report directly to the committee. The committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services proscribed by law, rule or regulation. The committee may delegate authority for pre-approval of non-audit related services on a preliminary basis to a member of the audit committee. The decisions of any audit committee member to whom preliminary pre-approval authority is delegated must be presented to the full audit committee at its next scheduled meeting for final approval.

At least annually, the committee shall obtain and review a report by the independent auditors describing:

- The firm's internal quality control procedures.
- Any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.
- All relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No.1, to assess the auditors' independence.

The committee shall evaluate the adequacy of the independent auditors' quality control procedures and its compliance with such procedures. The committee shall also review and evaluate the senior members of the independent auditors' team and consider whether the lead audit partner or the audit firm should be rotated (in addition to the rotation of the lead audit partner as required by law) so as to assure continuing auditors' independence. The committee shall actively discuss with the independent auditors any relationships or services that may impact the objectivity and independence of the independent auditors. The committee shall obtain the opinion of management of the independent auditors' performance.

The committee shall set clear hiring policies for employees or former employees of the independent auditors that meet SEC rules and regulations and NASDAQ listing standards.

The committee shall evaluate the performance, responsibilities, budget and staffing of the Company's internal audit function and review the annual internal audit plan. Such evaluation shall include a review of the responsibilities, budget and staffing of the Company's internal audit function with the independent auditors.

The committee shall, in conjunction with management, periodically review the effectiveness of the Company's internal control over financial reporting and the Company's disclosure controls and procedures, including whether there are any significant deficiencies in the design or operation of such internal control or controls and procedures, material weaknesses in such internal control or controls and procedures and any corrective actions taken with regard to any such deficiencies or weaknesses. In addition, the committee shall review management's assertion on its assessment of the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and the independent auditors' report on the effectiveness of internal control over financial reporting as of the end of the fiscal year.

The committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation. Also, the committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs.

The committee shall discuss periodically with management, the internal auditors, and the independent auditors issues and concerns warranting committee attention. The committee shall provide sufficient opportunity for the internal auditors and the independent auditors to meet privately with the members of the committee. The committee shall review with the independent auditors any audit problems or difficulties and management's response thereto, including those matters required by Statement on Auditing Standards No. 61.

The committee shall receive regular reports from the independent auditors on the critical policies and practices of the Company and judgments made in connection with the financial statements, including all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management and any significant changes in the Company's selection or application of accounting principles.

The committee shall discuss with management and the independent auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

The committee shall review and discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, including the types of information to be disclosed and the types of presentation to be made and paying particular attention to the use of "pro forma" or "adjusted" non-GAAP information.

The committee shall review the interim financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

The committee shall review with management and the independent auditors the financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including its judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

The committee shall review and discuss with management all certifications required by SEC rules and regulations to accompany the Company's Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The committee shall receive any attorneys' reports of evidence of a material violation of securities laws or breaches of fiduciary duty.

The committee shall approve and recommend to the Board for adoption written policies and procedures concerning the identification, review, approval and ratification of related-party transactions (the "Related Party Transaction Policies and Procedures"). The committee shall review and approve or ratify related-party transactions as directed by, or otherwise set forth in, the Related Party Transaction Policies and Procedures (including those required to be disclosed under Item 404 of Regulation S-K) and as directed under NASDAQ-listing requirements.

The committee shall prepare its report to be included in the Company's annual proxy statement, as required by SEC rules and regulations.

Procedures

The committee shall meet as often as it determines is appropriate to carry out its responsibilities under this Charter, but not less than quarterly. A majority of members of the committee shall constitute a quorum. The action of a majority of members at a meeting at which a quorum is present will be the action of the committee. In lieu of a meeting, the committee may also act by unanimous written consent. The committee shall designate a person (who need not be a member of the committee) to keep minutes of its meetings. The minutes shall be retained by the Secretary of the Company.

Last Amended: March 10, 2008.

Exhibit "B"

CHARTER

OF

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

OF

TRADESTATION GROUP, INC.,

a Florida corporation (the "Company")

I. PURPOSE

The primary purpose of the Compensation Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its responsibilities relating to (a) employee compensation, benefit and equity plans and (b) executive officer compensation components, packages, plans and programs, with the general goal of attracting and retaining highly-qualified and effective executive management and seeking to increase overall employee performance in a manner consistent with the best interests of the Company's shareholders. Consistent with this purpose, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.

II. RESPONSIBILITIES AND DUTIES

The Committee shall primarily further its purpose through the carrying out of the following responsibilities and duties:

Document Review

To review this Charter at least annually and recommend any changes to the Board for approval, and to adopt and implement such formal, written policies as it deems appropriate in fulfilling the purpose and performing the responsibilities set forth in this Charter.

Plan Administration

1. Prepare, review, approve and recommend to the Board for approval and adoption all employee compensation, benefit, incentive and equity-based plans and executive officer compensation plans and programs and other compensation programs (collectively, "Plans"), subject, if applicable, to shareholder approval.

2. Administer and adopt procedures with respect to the Plans, including the Company's defined benefit and defined contribution plans, to the extent (if any) provided in those Plans.

3. Recommend new Plans, major Plan amendments or Plan terminations when appropriate.

4. In consultation with the Chief Executive Officer (the "CEO"), adopt policies and procedures with respect to, and approve, grants of equity-based awards under the Company's equity-based Plans, including, without limitation, participants, type of awards and number of units covered by each award; provided that, notwithstanding the foregoing, any grants to the CEO shall be approved by the Committee without consulting with the CEO. The Committee may delegate to the CEO the authority to make grants to employees of the Company other than executive officers under such equity-based Plans as the Committee deems appropriate and in accordance with the terms of such Plans.

5. Approve all decisions regarding the modifications of terms or conditions of any award or award agreement regarding equity compensation.

Executive Officer Compensation Matters

1. Evaluate and assess the performance of the CEO on an annual basis, using such performance metrics or formulas and/or discretionary authority as may be adopted and implemented by the Committee annually or on other periodic bases.

2. Review the performance evaluations of executive officers (other than the CEO) on an annual basis, using such performance metrics or formulas and/or discretionary authority as may be adopted and implemented by the Committee annually or on other periodic bases. It is recognized that, subject to oversight by the Board and the Committee, the CEO has primary responsibility for evaluating the performance of other executive officers.

3. Determine and approve base salaries, annual incentive compensation and/or awards (equity and/or cash), long-term incentive compensation and/or awards and any other forms of compensation and awards and perquisites or other special benefit items for the CEO (subject to ratification thereof by the other non-employee, independent directors of the Board) and, in consultation with the CEO, for other executive officers, on an annual basis, using such performance metrics or formulas and/or discretionary authority as may be adopted and implemented by the Committee annually or on other periodic bases. The CEO shall not be present during voting or deliberations of the Committee regarding compensation of the CEO.

4. Establish performance objectives for executive officers under the Company's incentive compensation plans and determine the attainment of such performance objectives.

5. Annually determine, review and approve corporate goals and objectives relevant to CEO's and other executive officers' compensation, evaluate the CEO's and other

6. executive officers' compensation in light of those goals and objectives, and set the CEO's and other executive officers' compensation levels based on this evaluation.

7. Review and approve any employment agreements, severance arrangements and change in control and similar agreements/provisions for executive officers, and any amendments, supplements or waivers to such agreements or arrangements, in each case, as, when and if deemed necessary or advisable.

8. Retain and terminate any compensation consultant to be used to assist in the evaluation of CEO or other executive officer compensation, including the authority to approve the consultant's fee, and to obtain advice and assistance from internal or outside legal, accounting or other advisors.

9. Review other forms of compensation, benefits, and incentives for executive officers and recommend changes in and new forms of compensation, benefits or incentives to the Board when appropriate and when necessary to keep executive compensation competitive and equitable.

Disclosure and Reporting

1. Prepare annually the Compensation Committee Report on executive compensation that the rules of the Securities and Exchange Commission ("SEC") require to be included in the Company's Annual Report on Form 10-K and/or annual proxy statement. In addition, the Committee shall assist, as requested by the Company's executive officers, with the preparation of any other disclosure of executive compensation required by the rules of the SEC to be included in the Company's Annual Report on Form 10-K and/or proxy statement including, but not limited to, the Company's compensation discussion and analysis ("CD&A") in compliance with Item 402(b) of Regulation S-K, as amended, promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2. Review and discuss the CD&A with the Company's executive officers and, as appropriate, other senior management and, based on such review and discussion, determine whether to recommend that the CD&A be included in the Company's Annual Report on Form 10-K and/or proxy statement. The CD&A shall discuss, among other things, the compensation awarded to, earned by, or paid to the named executive officers described in the applicable Annual Report on Form 10-K and/or proxy statement and shall explain all material elements of the Company's compensation of such named executive officers. In addition, the CD&A shall describe: (a) the objectives of the Company's compensation programs; (b) what the compensation program is designed to reward; (c) each element of compensation; (d) why the Company chooses to pay each element; (e) how the Company determines the amount (and, where applicable, the formula) of or for each element; and (f) how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

3. Report at least annually to the Board its activities during the past year. This report shall discuss any specific actions the Committee has taken as well as the Committee's plans for the coming year and a review of any recommendations or issues that arise with

respect to the Company's compensation and benefit policies, executive officer compensation and any other matters that the Committee deems appropriate or is requested to be included by the Board. Additionally, during the year, as appropriate, the Committee shall report significant matters and findings to the Board.

III. OUTSIDE ADVISORS

The Committee shall have the authority, without seeking Board approval, to retain any outside counsel, accountants, compensation consultants and/or other experts or advisors whose assistance the Committee deems necessary for the carrying out of its responsibilities and duties, including, without limitation, in the evaluation of CEO and other executive officer compensation and, in discharging its oversight responsibilities, investigating any matter brought to its attention. The Committee shall also have the authority to determine and set the appropriate compensation for such advisors. In addition to, or in lieu of, the use of such advisors, the Committee may obtain, access and utilize such available resources, such as executive compensation databases, surveys and similar resources, as it deems helpful or appropriate to identify and analyze the Company's peer group or other relevant comparative analysis benchmarks relating to executive compensation, the Plans and any other matters the Committee deems appropriate.

IV. COMPOSITION

The Committee shall be comprised of at least two (2) directors, all of whom shall be independent in accordance with the The NASDAQ Marketplace Rules and shall satisfy any other standards of independence under applicable federal securities and tax laws and rules (including being qualified as a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act and "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended) and all other requirements of the Plans that the Committee administers. The members of the Committee shall be appointed at least annually by the Board and may be removed by the Board at any time. The Board shall designate a Chairperson of the Committee from among its members. The vote of a majority of the members of the Committee shall be the act of the Committee.

V. MEETINGS AND PROCEDURES

The Committee shall meet at least one time annually or more frequently as circumstances dictate or as it determines necessary to carry out its responsibilities under this Charter. As part of its responsibility to foster open communication, the Committee shall meet at least annually, and may meet more often, with or without senior management (or specified members of senior management) in separate executive sessions to discuss any matters that the Committee (or any of senior management) believe should be discussed privately. The Committee shall have the authority to delegate certain of its duties and responsibilities to subcommittees or members of the Committee including, without limitation, the Chairperson of the Committee. The Committee may also meet with, and solicit and consider the opinions or assistance of, other independent, non-employee directors of the Company prior to making final decisions.

Members of the Committee may participate in a meeting by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence at such a meeting. In lieu of a formal meeting, the Committee may act by a unanimous written consent which shall memorialize an informal meeting or discussions pursuant to which all material terms of the subject action(s) described in the consent were agreed upon by all Committee members on the date noted in the consent. The Committee shall designate a person (who need not be a member of the Committee) to keep minutes of its meetings. The minutes and any unanimous written consent shall be submitted to the Company's Secretary and retained in the Company's minute book. Subject to the Company's Articles of Incorporation and Bylaws, as amended from time to time, and this Charter, the Committee may fix its own rules and procedures.

VI. ADOPTION; AMENDMENTS

This Charter was adopted on July 20, 2005 by the Board, and amended by the Compensation Committee for recommendation to the Board for approval and ratification on each of January 10, 2007, February 14, 2007 and March 10, 2008.

TradeStation® GROUP

TRADESTATION GROUP, INC.
8050 S.W. 10TH ST
PLANTATION, FL 33324

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by TradeStation Group, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to TradeStation Group, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: TRSTG1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

TRADESTATION GROUP, INC.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors:	☐	☐	☐	____________________

NOMINEES:

01) Ralph L. Cruz
02) William R. Cruz
03) Denise Dickins
04) Michael W. Fipps
05) Stephen C. Richards
06) Salomon Sredni
07) Charles F. Wright

Vote On Proposal

	For	Against	Abstain
2. RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2008.	☐	☐	☐

3. In their discretion, to transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

The shares represented by this Proxy will be voted as specified. **IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR EACH OF PROPOSALS 1 AND 2. THIS PROXY CARD MUST BE PROPERLY COMPLETED, SIGNED, DATED AND RETURNED IN ORDER TO HAVE YOUR SHARES VOTED.**

NOTE: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder must sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

TRADESTATION GROUP, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS
June 12, 2008

The shareholder(s) hereby appoint(s) Salomon Sredni and Marc J. Stone, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of TradeStation Group, Inc. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 a.m., Eastern Time, on June 12, 2008, and any adjournment or postponement thereof, at the Renaissance Fort Lauderdale-Plantation Hotel, 1230 South Pine Island Road, Plantation, Florida 33324.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Corporate Information

DIRECTORS

William R. Cruz
Co-Chairman of the Board; Retired

Ralph L. Cruz
Co-Chairman of the Board; Retired

Denise Dickins
Assistant Professor of Accounting at the College of Business at East Carolina University

Michael W. Fipps
Chief Financial Officer of Osmotica Pharmaceutical Corp.

Stephen C. Richards
Retired

Salomon Sredni
Chief Executive Officer, President and Director, TradeStation Group, Inc.

Charles F. Wright
Chairman of Fall River Group, Inc.

EXECUTIVE OFFICERS

Salomon Sredni
Chief Executive Officer and President

David H. Fleischman
Chief Financial Officer, Vice President of Finance and Treasurer

T. Keith Black
Vice President of Product Development of TradeStation Technologies

Joseph Nikolson
Chief Growth Officer, President of TradeStation Securities

John Roberts
Chief Marketing Officer

Marc J. Stone
General Counsel, Vice President of Corporate Development and Secretary

SHAREHOLDER RELATIONS

David H. Fleischman
Chief Financial Officer,
Vice President of Finance and Treasurer
(954) 652-7000

COMMON STOCK

TradeStation Group common stock is traded on The NASDAQ Stock Market as a Global Select company under the symbol "TRAD"

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
250 South Australian Avenue
One Clearlake Centre, Suite 900
West Palm Beach, FL 33401

OUTSIDE LEGAL COUNSEL

Bilzin Sumberg Baena Price & Axelrod LLP
Wachovia Financial Center
200 South Biscayne Blvd, Suite 2500
Miami, Florida 33131-2366

CORPORATE OFFICES

TradeStation Group, Inc.
TradeStation Building
8050 S.W. 10th Street, Suite 4000
Plantation, Florida 33324-9843

Telephone: (954) 652-7000
Facsimile: (954) 652-7019

ON THE WORLD WIDE WEB

www.tradestation.com

END